As filed with the Securities and Exchange Commission on August 25, 2006

REGISTRATION NOS. 333-_________/811-03240

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

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REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

Pre-Effective Amendment No. [ ]

Post Effective Amendment No. [ ]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 126 [X]

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THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

SEPARATE ACCOUNT A

(EXACT NAME OF REGISTRANT)

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

(NAME OF DEPOSITOR)

2929 ALLEN PARKWAY, HOUSTON, TEXAS 77019

(ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

(713) 831-3150

(DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE)

AMERICAN HOME ASSURANCE COMPANY

(NAME OF GUARANTOR)

70 PINE STREET, NEW YORK, NY 10270

(ADDRESS OF GUARANTOR'S PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

(212) 770-7000

(GUARANTOR'S TELEPHONE NUMBER, INCLUDING AREA CODE)

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MARY L. CAVANAUGH, ESQ.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

2929 ALLEN PARKWAY, HOUSTON, TEXAS 77019

(NAME AND ADDRESS OF AGENT FOR SERVICE)

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It is proposed that this filing will become effective:
[ ]	immediately upon filing pursuant to paragraph (b) of Rule 485
[ ]	on [date] pursuant to paragraph (b) of Rule 485
[ ]	60 days after filing pursuant to paragraph (a) (1) of Rule 485
[ ]	on [date] pursuant to paragraph (a) (1) of Rule 485

If appropriate, check the following box:
[ ]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment

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TITLE OF SECURITIES BEING REGISTERED: (i) Units of interests in Separate Account A of The Variable Annuity Life Insurance Company under fixed and variable deferred annuity contracts; and (ii) a guarantee related to insurance obligations under certain variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The Variable Annuity Life Insurance Company

Separate Account A

Units of Interest under Individual Fixed and Variable Deferred Annuity Contracts

SelectBuilder

Prospectus [date]

The Variable Annuity Life Insurance Company ("VALIC") offers SelectBuilder, comprised of a flexible Purchase Payment individual fixed and variable deferred annuity Contract (the "Contract"). A Contract may be purchased on a Non-Qualified or Qualified basis.

The Contract permits you to invest in and receive retirement benefits in one or more Fixed Account Options and/or an array of Variable Account Options described in this prospectus. If your Contract is part of your employer's retirement program, that program will describe which Variable Account Options are available to you. If your Contract is a tax-deferred Non-Qualified annuity that is not part of your employer's retirement plan, Variable Account Options that are invested in Mutual Funds available to the public outside of annuity Contracts, life insurance Contracts, or certain employer-sponsored retirement plans will not be available within your Contract. The Contract offers you the opportunity to elect for a fee a purchase payment credit enhancement. If you elect the purchase payment credit enhancement, your withdrawal charge will be longer and greater than if you did not elect this feature. Under certain circumstances, the value of the purchase payment credit enhancement could be more than offset by the withdrawal charge. You should carefully consider whether or not this feature is the best for you.

This prospectus provides information you should know before investing in the Contracts and will help you make decisions for selecting various investment options and benefits. Please read and retain this prospectus for future reference.

A Statement of Additional Information ("SAI"), dated [date], contains additional information about the Contracts and is part of this prospectus. For a free copy call 1-800-428-2542 (press 1, then 3). The table of contents for the SAI is shown at the end of this prospectus. The SAI has been filed with the U.S. Securities and Exchange Commission ("SEC") and is available along with other related materials at the SEC's internet web site (http://www.sec.gov).

Investment in the Contracts is subject to risk that may cause the value of the Owner's investment to fluctuate, and when the Contracts are surrendered, the value may be higher or lower than the Purchase Payments.

The SEC has not approved or disapproved these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

Variable Account Options
VALIC Company I	VALIC Company II	Other Funds

Asset Allocation Fund

Blue Chip Growth Fund

Broad Cap Value Income Fund

Capital Conservation Fund

Core Equity Fund

Core Value Fund

Foreign Value Fund

Global Equity Fund

Global Strategy Fund

Government Securities Fund

Growth & Income Fund

Health Sciences Fund

Inflation Protected Fund

International Equities Fund

International Government Bond Fund

International Growth I Fund

Large Cap Core Fund

Large Capital Growth Fund

Mid Cap Index Fund

Mid Cap Strategic Growth Fund

Money Market I Fund

Nasdaq-100(R) Index Fund

Science & Technology Fund

Small Cap Aggressive Growth Fund

Small Cap Fund

Small Cap Index Fund

Small Cap Special Values Fund

Small Cap Strategic Growth Fund

Social Awareness Fund

Stock Index Fund

VALIC Ultra Fund

Value Fund

Aggressive Growth Lifestyle Fund

Capital Appreciation Fund

Conservative Growth Lifestyle Fund

Core Bond Fund

High Yield Bond Fund

International Small Cap Equity Fund

Large Cap Value Fund

Mid Cap Growth Fund

Mid Cap Value Fund

Moderate Growth Lifestyle Fund

Money Market II Fund

Small Cap Growth Fund

Small Cap Value Fund

Socially Responsible Fund

Strategic Bond Fund

AIG SunAmerica 2010 High Watermark Fund

AIG SunAmerica 2015 High Watermark Fund

AIG SunAmerica 2020 High Watermark Fund

Ariel Appreciation Fund

Ariel Fund

Lou Holland Growth Fund

Vanguard Lifestrategy Conservative Growth Fund

Vanguard Lifestrategy Growth Fund

Vanguard Lifestrategy Moderate Growth Fund

Vanguard Long-Term Investment-Grade Fund

Vanguard Long-Term Treasury Fund

Vanguard Wellington Fund

Vanguard Windsor II Fund

Table of Contents

GLOSSARY OF TERMS
FEE TABLES
SELECTED PURCHASE UNIT DATA
HIGHLIGHTS
GENERAL INFORMATION
The SelectBuilder Variable Annuity
Purchasing a SelectBuilder Variable Annuity
Allocation of Purchase Payments
Purchase Payment Credit Enhancement
Allocation of Purchase Payments
Accumulation Units
Free Look
Exchange Offers
INVESTMENT OPTIONS
Variable Account Options
Substitution, Addition or Deletion of Variable Account Options
Fixed Account Options
Dollar Cost Averaging Fixed Accounts
Dollar Cost Averaging Program
Asset Allocation Program Description
TRANSFERS BETWEEN INVESTMENT OPTIONS
Transfers During the Accumulation Phase
Communicating Transfer or Reallocation Instructions
Effective Date of Transfer
Automatic Asset Rebalancing Program
Return Plus Program
Transfers During the Income Phase
OPTIONAL LIVING BENEFITS
IncomeLOCK
Income Rewards
Capital Protector
EXPENSES
Separate Account Expenses
Surrender/Withdrawal Charges
Contract Maintenance Fee
Transfer Fee
Optional IncomeLOCK Fee
Optional Income Rewards Fee
Optional Capital Protector Fee
Optional EstatePlus Fee
Premium Taxes
Income Taxes
Reduction or Elimination of Fees and Expenses and Additional Amounts Credited
ACCESS TO YOUR MONEY
Systematic Withdrawal Program
Nursing Home Waiver
Minimum Contract Value
INCOME PHASE PAYOUT OPTIONS
Annuity Date
Income Payout Options
Fixed or Variable Income Payments
Frequency of Income Payments
Assumed Investment Rate
Deferment of Fixed Payments
DEATH BENEFITS
Death Benefit Options
Optional EstatePlus Benefit
Beneficiary Continuation Options
FEDERAL TAX MATTERS
Annuity Contracts in General
Tax Treatment of Distributions - Non-Qualified Contracts
Tax Treatment of Distributions - Qualified Contracts
Minimum Distributions
Tax Treatment of Death Benefits
Contracts Owned by a Trust or Corporation
Gifts, Pledges and/or Assignments of a Contract
Diversification and Investor Control
OTHER INFORMATION
Voting Rights
About VALIC
About VALIC Separate Account A
About the General Account
American Home Assurance Company
The Distribution of the Contract
Administration
Legal Proceedings
Financial Statements
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION
APPENDIX A - PURCHASE PAYMENT CREDIT ENHANCEMENT
APPENDIX B - DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION
APPENDIX C - INCOME REWARDS AND INCOMELOCK EXAMPLES
APPENDIX D - EXCHANGE OFFER

Glossary of Terms

Unless otherwise specified in this prospectus, the words "we," "us", "our," "Company," and "VALIC" mean The Variable Annuity Life Insurance Company and the words "you" and "your" mean the Owner or the individual purchasing a Contract.

Accumulation Phase - The period during which you invest money in your Contract.

Accumulation Units - A measurement we use to calculate the value of the variable portion of your Contract during the Accumulation Phase during which you invest money in your Contract.

Anniversary Value - If you have chosen IncomeLOCK, the Anniversary Value is your Contract Value on any Benefit Anniversary during the MAV Evaluation Period, minus any Ineligible Purchase Payments.

Annuitant - The person on whose life we base income payments during the Income Phase.

Annuity Date - The date on which income payments begin.

Annuity Service Center - VALIC Annuity Service Center, P.O. Box 15648, Amarillo, Texas 79105

Annuity Units - A measurement we use to calculate the amount of income payments you receive from the Variable Account Options of your Contract during the Income Phase.

Assumed Investment Rate - The rate used to determine your first monthly Payout Payment per thousand dollars of Contract Value in your Variable Account Option.

Beneficiary - The individual (or individuals) designated to receive any benefits if you or the Annuitant dies.

Benefit Anniversary - For IncomeLOCK, a Benefit Anniversary is the first day of each Benefit Year.

Benefit Availability Date - This is the earliest date you may begin taking withdrawals if you have elected the Income Rewards optional living benefit.

Benefit Base - If you elect IncomeLOCK at the time the Contract is issued, each Purchase Payment made within two years is added to the Benefit Base. If you elect IncomeLOCK after the Contract is issued, the Benefit Base is equal to the Account Value on the Endorsement Date. If you elect Income Rewards, the Benefit Base is determined on the Benefit Availability Date, and equals the sum of all Eligible Purchase Payments, reduced proportionately for any withdrawals. Note that if you elect Income Rewards and take withdrawals prior to the Benefit Availability Date, you will not receive the 10% or 20% reward. If you elect Capital Protector, the Benefit Base is equal to the Eligible Purchase Payments less an adjustment for all withdrawals and applicable fees and charges made subsequent to the Endorsement Date, in an amount proportionate to the amount by which the withdrawal decreased the Contract Value at the time of the withdrawal. If you receive a Purchase Payment Credit Enhancement, it is not included in the Benefit Base.

Benefit Year - For the optional living benefits, this is each consecutive one year period starting on the Endorsement Date or Benefit Anniversary.

Business Day - Any weekday that the New York Stock Exchange ("NYSE") is open for regular trading. Normally, the NYSE is open for regular trading Monday through Friday through 4:00 p.m. Eastern time. On holidays or other days when the NYSE is closed, such as Good Friday, the Company is not open for business.

Client Care Center - VALIC telephone customer service center, 1-800-448-2542.

Continuing Spouse - Contract Owner's spouse who elects to continue the Contract after the death of the original Contract Owner.

Contract Owner - The individual or entity to whom the Contract is issued.

Contract Value - The total of the amounts in your Fixed Account Options and/or Variable Account Options that has not yet been applied to your Payout Payments.

Contract Year - A 12 month period starting with the issue date of a Contract or certificate and each anniversary of that date.

Division - The portion of the Separate Account invested in a particular Mutual Fund. Each Division is a sub-account of VALIC Separate Account A.

Eligible Purchase Payments - If you elect IncomeLOCK at the time your Contract is issued, each Purchase Payment made within two years is an Eligible Purchase Payment. If IncomeLOCK is selected after Contract issue, then the Account Value at the time of election constitutes the Eligible Purchase Payment amount. If you select Income Rewards, Eligible Purchase Payments are those made within 90 days from the Endorsement Date, whether the election is made at the time the Contract is issued or later. If you elect Capital Protector, Eligible Purchase Payments are those made within 90 days of the Endorsement Date. We reserve the right to limit the maximum Eligible Purchase Payments to $1 million.

Endorsement Date - This is the date that we issue any optional benefit endorsements to your Contract.

Fixed Account Option - An account that is guaranteed to earn at least a minimum rate of interest while invested in VALIC's general account.

Home Office - Located at 2929 Allen Parkway, Houston, Texas 77019.

IncomeLOCK - An optional "maximum anniversary value" ("MAV") guaranteed minimum withdrawal benefit that locks in investment gains to create a stream of income that can only increase with the market and never decline due to market volatility.

Income Phase - The period during which we make income payments to you, other than Living Benefit payments.

Income Rewards - An optional guaranteed minimum withdrawal benefit adds 10% to your Benefit Base if you defer withdrawals for three years after the Endorsement Date. If you defer withdrawals for five years after the Endorsement Date, your reward is an additional 20% added to the Benefit Base. In either case, Income Rewards guarantees that you may take withdrawals over a minimum number of years, even if the Contract Value falls to zero.

Ineligible Purchase Payments - If IncomeLOCK is selected at Contract issue, Ineligible Purchase Payments are those made more than two years later. If IncomeLOCK is selected after Contract issue, then any Purchase Payments we receive after your Endorsement Date are considered Ineligible Purchase Payments. If you select Income Rewards, Ineligible Purchase Payments are those made after 90 days from the Endorsement Date.

Latest Annuity Date - Your 95th birthday or tenth Contract anniversary, whichever is later.

Living Benefits - Features designed to protect a portion of your investment in the event your Contract Value declines due to unfavorable investment performance during the Accumulation Phase and before a death benefit is payable.

Market Close - The close of the NYSE, normally at 4:00 p.m. each Business Day.

Maximum Anniversary Value ("MAV") Evaluation Period - For IncomeLOCK, this is the period beginning the date the Benefit Endorsement is issued and ending on the 10th anniversary of the Endorsement Date.

Maximum Annual Withdrawal Amount - For IncomeLOCK, this is the maximum amount that may be withdrawn each Benefit Year, calculated as a percentage of the Benefit Base.

Minimum Withdrawal Period - For IncomeLOCK, the minimum period over which you may take withdrawals.

Mutual Fund or Fund - The investment portfolio(s) of a registered open-end management investment company, which serves as the underlying investment vehicle for each Division represented in VALIC Separate Account A.

Non-Natural Owner - A Contract owned by a trust or corporate entity, rather than a person.

Non-Qualified - A Contract purchased with after-tax dollars, not under any pension plan, specially sponsored program or individual retirement account ("IRA").

Payout Payments - Annuity payments withdrawn in a steady stream during the Payout Period.

Payout Period - The time when you begin to withdraw your money in Payout Payments. This may also be called the "Annuity Period."

Payout Unit - A measuring unit used to calculate Payout Payments from your Variable Account Option. Payout Units measure value, which is calculated just like the Purchase Unit value for each Variable Account Option except that the initial Payout Unit includes a factor for the Assumed Investment Rate selected. Payout Unit values will vary with the investment experience of the VALIC Separate Account A Division.

Proof of Death - A certified copy of the death certificate, a certified copy of a decree of a court of competent jurisdiction as to death, a written statement by an attending physician, or any other proof satisfactory to VALIC.

Purchase Payment Credit Enhancement - If you choose this optional benefit, we will pay a bonus of up to 5% on Purchase Payments made within 90 days of the date the Contract is issued and a subsequent bonus of up to 1% for Purchase Payments after nine years. We will calculate the credit enhancement as a percentage of the Purchase Payments and pay it into your Contract as earnings.

Purchase Payments - An amount of money you or your employer pay to VALIC to receive the benefits of a Contract.

Purchase Unit - A unit of interest owned by you in your Variable Account Option.

Qualified - A Contract purchased with pretax dollars, generally as part of a pension plan, specially sponsored program or IRA.

SAI - The Statement of Additional Information, which is incorporated by reference into this prospectus.

Systematic Withdrawals -Payments withdrawn on a regular basis during the Purchase Period.

Underlying Funds - The underlying investment portfolios of the Mutual Funds in which the Variable Account Options invest.

VALIC Separate Account A or Separate Account - A segregated asset account established by VALIC under the Texas Insurance Code and maintained separately from the Company's regular portfolio of investments and general accounts. The purpose of the VALIC Separate Account A is to receive and invest your Purchase Payments and Contract Value in the Variable Account Option, if selected.

Variable Account Option - Investment options that correspond to Separate Account Divisions offered by the Contracts. Each Variable Account Option has its own investment objective and is invested in the Underlying Funds.

Fee Tables

The following tables describe the fees and expenses that you may pay when buying, owning, and surrendering the Contract.

The first table describes the fees and expenses that you will pay at the time that you buy the Contract or surrender the Contract, and fees that you may pay periodically during the time that you own the Contract.

Contract Owner/Plan Participant Transaction Expenses
Maximum Standard Surrender Charge (as a percentage of the amount surrendered, as applicable) (1)	7.00%
Maximum Deferred Surrender Charge for Contracts with the Purchase Payment Credit Enhancement (as a percentage of the amount surrendered, as applicable) (2)	9.00%
Maximum Loan Application Fee (per loan)	$ 60
State Premium Taxes (as a percentage of the amount annuitized) Guaranteed Maximum Current	3.50% 0.00%
Transfer Fee after the first 15 transfers in any Contract Year Guaranteed Maximum Current	$ 25 $ 0

The next table describes the fees and expenses that you will pay periodically for the standard benefits during the time that you own the Contract, not including the Variable Account Option fees and expenses.
Separate Account Expenses
Maximum Contract Maintenance Fee (currently waived if Contract Value is $50,000 or more)	$ 35
Maximum Annual Separate Account Charge (computed daily as a percentage of Separate Account net assets)	1.52%

The next table describes the fees and expenses that you may pay periodically if you choose optional benefits during the time that you own the Contract.

You may elect EstatePlus and one additional optional feature (Capital Protector, IncomeLOCK, or Income Rewards). (3), (4)

Optional Guaranteed Minimum Accumulation Benefit Fee Period Annual Fee
Capital Protector (deducted quarterly, calculated as a percentage of your Contract Value less the Purchase Payments received after the 90th day since you purchased your Contract, adjusted proportionately for withdrawals)	0-7 Years	0.50%
	8-10 Years	0.25%
	11+ Years	none

Optional Guaranteed Minimum Withdrawal Benefits Fee Period Annual Fee
IncomeLOCK (deducted quarterly, calculated as a percentage of the Benefit Base on the date the fee is deducted) (5)	All Years	0.65%
Income Rewards (deducted quarterly, calculated as a percentage of your Purchase Payments received in the first 90 days after the Endorsement Date, adjusted for withdrawals)	0-7 Years	0.65%
	8-10 Years	0.45%
	11+ Years	none

Optional Enhanced Death Benefit Fee Period Annual Fee
EstatePlus assessed against Contract Value in the Variable Account Options.	All Years	0.25%

The next table shows the minimum and maximum total operating expenses charged by the Mutual Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Mutual Funds' fees and expenses is contained in the prospectus for each Fund.
Total Annual Mutual Fund Operating Expenses	Minimum	Maximum
(Expenses that are deducted from the assets of a Mutual Fund, including management fees, distribution and/or service (12b-1) fees, and other expenses)	_.__%	_.__%

Footnotes to the Fee Tables:

(1) The standard Withdrawal Charge schedule (as a percentage of each Purchase Payment) declines over 7 years:

YEARS 1 2 3 4 5 6 7 8+

7% 6% 5% 4% 3% 2% 1% 0%

(2) If you choose the Purchase Payment Credit Enhancement, the Withdrawal Charge schedule (as a percentage of each Purchase Payment) declines over 9 years:

YEARS 1 2 3 4 5 6 7 8 9 10+

9% 9% 8% 7% 6% 5% 4% 3% 2% 0%

(3) The Income Rewards and IncomeLOCK features are optional guaranteed minimum withdrawal benefits. The fee is deducted proportionately from your Contract Value by redeeming Accumulation Units in your Variable Account Option(s) and reducing the dollar amount in your Fixed Account(s).

(4) The Capital Protector feature is an optional guaranteed minimum accumulation benefit. The fee is deducted proportionately from your Contract Value by redeeming Accumulation Units in your Variable Account Option(s) and reducing the dollar amount in your Fixed Account(s).

(5) The annualized IncomeLOCK fee will be deducted on a proportional basis from your Contract Value on the last Business Day of each calendar quarter, starting on the first quarter following the Endorsement Date and ending upon the termination of the Benefit. If your Contract Value and/or Benefit Base falls to zero before the feature has been terminated, the fee will no longer be payable. We will not assess the quarterly fee if you surrender or annuitize before the end of a quarter. The amount of this fee will not change for the life of the Benefit, unless the MAV Evaluation Period is extended on the 10th Benefit Anniversary.

Maximum and Minimum Expense Examples

These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity Contracts. These costs include Contract Owner/Participant transaction expenses, Contract fees, Separate Account annual expenses, available optional feature fees and the Variable Account Option fees and expenses.

The examples assume that you invest a single Purchase Payment of $10,000 in the Contract for the time periods indicated. The examples also assume that your investment has a 5% return each year; and you incur fees and expenses for a Variable Account Option. The examples do not include the effect of Transfer Fees or Premium Taxes or loan fees upon annuitization, which, if reflected, would result in higher costs. Although your actual costs may be higher or lower, based on these assumptions, your costs at the end of the stated period would be:

MAXIMUM

Note: This example assumes the maximum separate account annual expenses of 1.52%, and includes EstatePlus (0.25%), the most expensive optional feature (0.65%) and an investment in the Variable Account Option with the highest total expenses of 2.77%. This example also assumes receipt of a Purchase Payment Credit Enhancement and related Withdrawal Charge schedule, declining over 9 years.

(1) If you surrender your Contract at the end of the applicable time period:

1 Year 3 Years 5 Years 10 Years

$____ $_____ $_____ $_____

(2) If you annuitize your Contract (the IncomeLOCK feature terminates at annuitization):

1 Year 3 Years 5 Years 10 Years

$____ $_____ $_____ $_____

(3) If you do not surrender your Contract:

1 Year 3 Years 5 Years 10 Years

$____ $_____ $_____ $_____

MINIMUM

Note: This example assumes the maximum separate account annual expenses of 1.52% with no election of optional features and an investment in the Variable Account Option with the lowest total expenses of 0.24%.

(1) If you surrender your Contract at the end of the applicable time period:

1 Year 3 Years 5 Years 10 Years

$____ $_____ $_____ $_____

(2) If you annuitize your Contract (the IncomeLOCK feature terminates at annuitization):

1 Year 3 Years 5 Years 10 Years

$____ $_____ $_____ $_____

(3) If you do not surrender your Contract:

1 Year 3 Years 5 Years 10 Years

$____ $_____ $_____ $_____

Selected Purchase Unit Data

Selected Purchase Unit Data is not yet available because this is a new product and there is no historical data for unit values.

Highlights

The SelectBuilder Variable Annuity is a flexible premium deferred annuity Contract between you and VALIC. It is designed to help you invest on a tax-deferred basis and meet long-term financial goals. Purchase Payments may be invested in a variety of variable and fixed account options. You may also elect to participate in the Purchase Payment Credit Enhancement program that will provide you with payment enhancements to invest in your Contract. If you elect participation in this feature, your Contract will be subject to a longer, higher, Withdrawal Charge schedule. Like all deferred annuities, the Contract has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you invest money in your Contract. The Income Phase begins when you start receiving income payments from your annuity to provide for your retirement.

Purchase Requirements: The initial Purchase Payment must be at least $2,000 for a Qualified Contract and $5,000 for a Non-Qualified Contract. Subsequent Purchase Payments can be more for a Qualified Contract or a Non-Qualified Contract. Company approval is required prior to accepting Purchase Payments greater than $1,000,000. For Contracts owned by a Non-Natural Owner, prior Company approval may be required to accept Purchase Payments greater than $250,000.

Free Look: Once you receive your Contract, you should review it. You must notify us in writing within 10 days if you decide to cancel the Contract. Depending on the requirements of your state, you will receive either the current Contract Value or the amount of your original Purchase Payment. No surrender charge is imposed for this cancellation. Please see "Purchasing a SelectBuilder Variable Annuity" in this prospectus.

Expenses: There are fees and charges associated with the Contract. Each year, we deduct a $35 Contract maintenance fee from your Contract. This fee is waived for Contracts worth $50,000 or more. Each Business Day, the daily portion of the annual separate account charge of 1.52% is factored into the unit values for each of the Variable Account Options. If you elect optional features available under the Contract, we will charge additional fees for these features. A separate Withdrawal Charge schedule applies to each Purchase Payment. The amount of the Withdrawal Charge declines over time so that after a certain number of years, Withdrawal Charges will no longer apply to that Purchase Payment. For more information, see "Fee Tables," "Purchasing a SelectBuilder Variable Annuity" and "Expenses."

Access to Your Money: You may withdraw money from a Non-Qualified Contract during the Accumulation Phase. If you do so, earnings are withdrawn first. Payments received during the Income Phase are considered partly a return of your original investment. You will pay income taxes on earnings and untaxed contributions when withdrawn. A federal tax penalty may apply if you make withdrawals before age 59 1/2. As noted above, a Withdrawal Charge may apply. For more information, see "Access to Your Money" and "Tax Federal Matters."

Optional Living Benefits: You may elect one of the optional living benefits available under your Contract. For an additional fee, these features are designed to protect a portion of your investment in the event your Contract Value declines due to unfavorable investment performance during the Accumulation Phase and before a death benefit is payable. See "Optional Living Benefits" for more information.

Income Phase Payout Options: When you are ready to begin taking income, you can choose to receive income payments from your Fixed Account Options, Variable Account Options, or a combination of both. You may also choose from five different Income Payout Options, including an option for income that you cannot outlive. Please see "Income Phase Payout Options."

Death Benefit: Two death benefit options are available under the Contract to protect your Beneficiaries in the event of your death during the Accumulation Phase. An optional enhancement to the Death Benefit, EstatePlus, is available at an additional charge. See "Death Benefits" for more information.

Inquiries: If you have questions about your Contract you may call your financial advisor or contact us at our Client Care Center, 1-800-448-2542.

General Information

The SelectBuilder Variable Annuity

When you purchase a variable annuity, a Contract exists between you and an insurance company. You are the owner of the Contract. The Contract potentially provides three main benefits:

  Tax Deferral: You do not pay taxes on earnings in the Contract until you withdraw them.
  Death Benefit: If you die during the Accumulation Phase, the insurance company pays a death benefit to your Beneficiary.
  Guaranteed Income: You may elect to receive a stream of income for your lifetime or over a specific period of time.

Tax-qualified retirement plans (e.g., Individual Retirement Accounts ("IRAs"), 401(k) or 403(b) plans) defer payment of taxes on earnings until withdrawal, whether or not invested in an annuity. If you are considering funding a tax-qualified retirement plan with an annuity, you should know that an annuity does not provide any additional tax deferral treatment of earnings beyond the treatment provided by the tax-qualified retirement plan itself. However, annuities do provide other features and benefits that you may consider valuable. You should fully discuss this purchase decision with your financial advisor.

This variable annuity was developed to help you provide for your retirement by working in two stages: the Accumulation Phase and the Income Phase. Your Contract is in the Accumulation Phase during the period when you make payments into the Contract. The Income Phase begins when you start taking income payments.

The Contract is called a "variable" annuity because it allows you to invest in Variable Account Options that have different investment objectives and performance. You can gain or lose money if you invest in these Variable Account Options. The amount of money you accumulate in your Contract depends on the performance of the Variable Account Options in which you invest.

Fixed Accounts, if available, earn interest at a rate set and guaranteed by the Company. If you allocate money to a Fixed Account, the amount of money that accumulates in the Contract depends on the total interest credited to the particular Fixed Account in which you invest.

For more information on investment options available under this Contract, see "Investment Options" below.

This annuity is designed to assist in contributing to retirement savings of investors whose personal circumstances allow for a long-term investment time horizon. You may be assessed a 10% federal tax penalty on any withdrawal made prior to your reaching age 59 1/2. Additionally, you will be charged a Withdrawal Charge on each Purchase Payment withdrawn prior to the end of the applicable Withdrawal Charge period. You should fully discuss all of the benefits and risks of this Contract with your financial advisor prior to purchase.

The Company offers several different variable annuity contracts to meet the diverse needs of our investors. Our contracts may provide different features, benefits and programs offered at different fees and expenses. You should consider whether the features of this Contract and the related fees provide the most appropriate product to help you meet your retirement savings goals. Please see "Other Information" for more information regarding how your broker-dealer is compensated for the sale of this Contract and the fees paid to the Company from the Mutual Funds or their affiliates.

Purchasing a SelectBuilder Variable Annuity

An initial Purchase Payment is the money you give us to buy a Contract. Any additional money you give us to invest in the Contract after the initial Purchase Payment is a subsequent Purchase Payment.

The following chart shows the minimum initial and subsequent Purchase Payments permitted under your Contract. These amounts depend upon whether a Contract is Qualified or Non-qualified for tax purposes. See "Federal Tax Matters" for more information.

MINIMUM MINIMUM

INITIAL SUBSEQUENT

PURCHASE PAYMENT PURCHASE PAYMENT

Qualified $2,000 $250

Non-Qualified $5,000 $500

For Non-Qualified Contracts, once you have contributed at least the minimum initial Purchase Payment, you may establish an automatic payment plan to make subsequent Purchase Payments of $100 or more.

We reserve the right to refuse any Purchase Payment. Company approval may be required prior to accepting Purchase Payments greater than $1,000,000. For Contracts owned by a Non-Natural Owner, we reserve the right to require prior Company approval to accept Purchase Payments greater than $250,000. We reserve the right to change the amount at which pre-approval is required at any time. Subsequent Purchase Payments that would cause total Purchase Payments in all Contracts issued by the Company, to the same owner and/or Annuitant to exceed these limits may also be subject to Company pre-approval. For any Contracts that meet or exceed these dollar amount limitations, we further reserve the right to limit the death benefit amount payable in excess of Contract Value at the time we receive all required paperwork and satisfactory proof of death. Any such limit on the maximum death benefit payable would be mutually agreed upon by you and the Company prior to the purchase of the Contract.

We may not issue a Contract to anyone age 86 or older on the Contract issue date. We may not accept subsequent Purchase Payments from Contract owners age 86 or older. In general, we will not issue a Qualified Contract to anyone who is age 70 1/2 or older, unless it is shown that the minimum distribution required by the Internal Revenue Service ("IRS") is being made. If we learn of a misstatement of age, we reserve the right to fully pursue our remedies including termination of the Contract and/or revocation of any age-driven benefits.

We allow a Non-Qualified Contract to be jointly owned. We may require that the joint owners be spouses. However, the age of the older spouse is used to determine the availability of most age driven benefits. The addition of a joint owner after the Contract has been issued is contingent upon prior review and approval by the Company.

You may assign a Non-Qualified Contract before beginning the Income Phase by sending us a written request for an assignment. Your rights and those of any other person with rights under this Contract will be subject to the assignment. We reserve the right to not recognize assignments if it changes the risk profile of the owner of the Contract, as determined in our sole discretion. Please see the SAI for details on the tax consequences of an assignment.

Purchase Payment Credit Enhancement

If you are age 80 or younger at the time your Contract is issued you may elect to receive a Purchase Payment Credit Enhancement. Under this program, we contribute an up-front Payment Enhancement and, if available, a deferred Payment Enhancement to your Contract in conjunction with each Purchase Payment you invest during the life of your Contract. If you elect to participate in this program, all Purchase Payments are subject to a nine year Withdrawal Charge schedule. If you are considering an early withdrawal from the Contract, you should be aware that the Withdrawal Charges may offset the value of any Credit Enhancement. Amounts we contribute to your Contract under this program are considered earnings and are allocated to your Contract as described below. It is possible that early withdrawals from the Contract combined with negative market conditions could cause your Contract to perform worse than a Contract without the Credit Enhancement.

Purchase Payments may not be invested in Dollar Cost Averaging Fixed Accounts if you participate in the Purchase Payment Credit Enhancement program. However, you may use other Fixed Account options, if available, for dollar cost averaging.

Enhancement Levels

Each enhancement level is a range of dollar amounts, which may correspond to different enhancement rates and dates. The enhancement level applicable to your initial Purchase Payment is determined by the amount of that initial Purchase Payment. We determine the enhancement level for subsequent Purchase Payments by adding your Contract Value to the amount of a subsequent Purchase Payment on the date we receive each subsequent Purchase Payment. Enhancement levels may change from time to time, at our sole discretion.

Up-front Payment Enhancement

An up-front Payment Enhancement is an amount we add to your contract on the day we receive a Purchase Payment. We calculate an up-front Payment Enhancement amount as a percentage of each Purchase Payment. We refer to this percentage amount as the "up-front Payment Enhancement rate." We periodically review and establish the Payment Enhancement rate, which may increase or decrease at any time, but will never be less than 2%. The applicable up-front Payment Enhancement rate is the rate in effect for the applicable enhancement level at the time we receive each Purchase Payment under your contract. The up-front Payment Enhancement amounts are allocated among Variable Account Options and Fixed Accounts according to the current allocation instructions on file when we receive each Purchase Payment.

Deferred Payment Enhancement

A deferred Payment Enhancement is an amount we may add to your Contract on a stated future date (the "deferred Payment Enhancement date"). We calculate a deferred Payment Enhancement amount, if applicable, as a percentage of each Purchase Payments received at the time we receive the Purchase Payment. We refer to this percentage amount as the "deferred Payment Enhancement rate." We periodically review and establish the deferred Payment Enhancement rates and deferred Payment Enhancement dates. The deferred Payment Enhancement rate being offered may increase, decrease or be eliminated by us at any time. The deferred Payment Enhancement date, if applicable, may change at any time. The applicable deferred Payment Enhancement date and deferred Payment Enhancement rate are those which may be in effect for the applicable enhancement level at the time when we receive each Purchase Payment. Any applicable deferred Payment Enhancement, when credited, is allocated to the Money Market II Variable Account Option.

Prior to the deferred Payment Enhancement date, if you withdraw any portion of a Purchase Payment that would be counted toward the deferred Payment Enhancement, we will reduce the amount of the corresponding deferred Payment Enhancement in the same proportion that your withdrawal (and any fees and charges associated with such withdrawals) reduces that Purchase Payment. For purposes of determining the deferred Payment Enhancement, withdrawals are assumed to be taken from earnings first, then from Purchase Payments, on a first-in-first-out basis.

The Purchase Payment Credit Enhancement Appendix (Appendix A) illustrates how we calculate any applicable deferred payment enhancement amount.

We will not allocate any applicable deferred Payment Enhancement to your contract if any of the following circumstances occurs prior to the deferred Payment Enhancement date:

  You surrender your Contract;
  A death benefit is paid on your Contract;
  You switch to the Income Phase of your Contract; or
  You fully withdraw the corresponding Purchase Payment.

90 Day Window

As of the 90th day after your Contract was issued, we will total your Purchase Payments less withdrawals made over those 90 days, without considering any investment gain or loss in Contract Value on those Purchase Payments. If your total Purchase Payments, less withdrawals, bring you to an enhancement level which, as of the date we issued your Contract, would have provided for a higher up-front and/or deferred Payment Enhancement rate on each Purchase Payment, you will get the benefit of the enhancement rate(s) that were applicable to that higher enhancement level at the time your Contract was issued ("Look Back Adjustment"). We will add any applicable up-front Look Back Adjustment to your Contract on the 90th day following the date of contract issue, allocated according to your allocation instructions on file.

Current Enhancement Levels
As of the date of this Prospectus	Up-front Payment Enhancement Level	Deferred Payment Enhancement Rate	Deferred Payment Enhancement Date
Under $40,000	2%	0%	N/A
$40,000 - $99,999	4%	0%	N/A
$100,000 - $499,999	4%	1%	Nine years from the date we receive each Purchase Payment.
$500,000 - more	5%	1%	Nine years from the date we receive each Purchase Payment.

The Purchase Payment Credit Enhancement program may not be available in your state or through the broker-dealer with which your financial representative is affiliated. Please check with your financial representative regarding the availability of this program.

We reserve the right to modify, suspend or terminate the Purchase Payment Credit Enhancement program at any time for prospectively issued Contracts and for subsequent Purchase Payments.

Allocation of Purchase Payments

In order to issue your Contract, we must receive your initial Purchase Payment and all required paperwork in "good order," including Purchase Payment allocation instructions, by our bank lockbox. We will accept initial and subsequent Purchase Payments by electronic transmission from certain broker-dealer firms. In connection with arrangements we have to transact business electronically, we may have agreements in place whereby your broker-dealer may be deemed our agent for receipt of your Purchase Payments.

An initial Purchase Payment will be priced within two Business Days after it is received by us in good order if the Purchase Payment is received before Market Close. If the initial Purchase Payment is received after Market Close, the initial Purchase Payment will be priced within two Business Days after the next Business Day. We allocate your initial Purchase Payments as of the date such Purchase Payments are priced. If we do not have complete information necessary to issue your Contract, we will contact you. If we do not have the information necessary to issue your Contract within 5 Business Days, we will send your money back to you, or ask your permission to keep your money until we get the information necessary to issue the Contract.

Any subsequent Purchase Payment will be priced as of the Business Day it is received by us in good order if the request is received before Market Close. If the subsequent Purchase Payment is received after Market Close, it will be priced as of the next Business Day. We invest your subsequent Purchase Payments in the Variable Account Options and Fixed Accounts according to any allocation instructions that accompany the subsequent Purchase Payment. If we receive a Purchase Payment without allocation instructions, we will invest the money according to your allocation instructions on file.

Subsequent Purchase Payments can only be accepted by the Company at the following address:

[insert lockbox address]

Overnight deliveries of Non-Qualified Purchase Payments can only be accepted at the following address:

[insert overnight address]

Delivery of Subsequent Purchase Payments to any address other than those above will result in a delay in crediting your Contract.

Accumulation Units

When you allocate a Purchase Payment to the Variable Account Options, we credit your Contract with Accumulation Units of the Separate Account. We base the number of Accumulation Units you receive on the unit value of the Variable Account Option as of the Business Day we receive your money as long as it is received before Market Close, or on the next Business Day's unit value if we receive your money after Market Close. The value of an Accumulation Unit may change each Business Day, depending on the performance of the Variable Account Options.

We calculate the value of an Accumulation Unit each Business Day as follows:

  We determine the total value of money invested in a particular Variable Account Option;
  We subtract from that amount all applicable Contract charges; and
  We divide this amount by the number of outstanding Accumulation Units.

We determine the number of Accumulation Units credited to your Contract by dividing the Purchase Payment by the Accumulation Unit value for the specific Variable Account Option.

Example:

We receive a $25,000 Purchase Payment from you on Wednesday. You allocate the money to Variable Account Option A. We determine that the value of an Accumulation Unit for Variable Account Option A is $11.10 at Market Close on Wednesday. We then divide $25,000 by $11.10 and credit your Contract on Wednesday night with 2,252.2523 Accumulation Units for Variable Account Option A.

Free Look

You may cancel your Contract within ten days after receiving it (or longer if required by state law). We call this a "free look." To cancel, you must mail the Contract along with your written request to our Annuity Service Center.

If you decide to cancel your Contract during the free look period, generally, we will refund to you the value of your Contract on the day we receive your request. If you received a Purchase Payment Credit Enhancement, we will make a deduction for the Credit Enhancement. The deduction is the lesser of 1) the current value of any Credit Enhancement on the day we receive your free look request; or 2) the Credit Enhancement amount, if any, that we allocated to your Contract. Thus, you receive any gain and we bear any loss on any Credit Enhancement if you decide to cancel your Contract during the free look period.

Certain states require us to return your Purchase Payments upon a free look request. Additionally, all Contracts issued as an IRA require the full return of Purchase Payments upon a free look. If your Contract was issued in a state requiring return of Purchase Payments or as an IRA, and you cancel your Contract during the free look period, we return the greater of (1) your Purchase Payments; or (2) the value of your Contract. With respect to those Contracts, we reserve the right to invest your money in a Money Market Variable Account Option during the free look period. If we place your money in the Money Market Variable Account Option during the free look period, we will allocate your money according to your instructions at the end of the applicable free look period.

Exchange Offers

From time to time, we allow you to exchange an older variable annuity issued by the Company or one of its affiliates, for a newer product with more features and benefits issued by the Company or one of its affiliates. Such an exchange offer will be made in accordance with applicable state and federal securities laws and insurance rules and regulations. We will provide the specific terms and conditions of any such exchange offer at the time the offer is made. You should exchange your annuity only when you determine, after knowing all the facts, that it is better for you and not just better for the person who is trying to sell the new contract to you.

Exchange Offer from VALIC's Portfolio Director Fixed and Variable Annuity to this SelectBuilder Fixed and Variable Annuity

Certain owners of VALIC's Portfolio Director Fixed and Variable Annuity may have the opportunity to exchange the Portfolio Director Contract for a newer variable annuity also issued by VALIC. The newer annuity being offered in this Exchange Offer is the SelectBuilder fixed and variable annuity, described in this prospectus. This Exchange Offer is only made to Portfolio Director Contract owners who are no longer active participants and actively contributing to the account established as part of their group retirement contract. Exchanged Contracts will receive a Purchase Payment Credit Enhancement of up to 5%. We will pay lower compensation to investment representatives on sales of SelectBuilder that are part of this Exchange Offer. For a comparison of the features and benefits of the Portfolio Director Contract to the SelectBuilder contract, please see Appendix D.

Investment Options

The Contracts offer a choice from among several Fixed and Variable Account Options. All options listed are available, generally, for 401(a), 403(a), 401(k), and 403(b) plans and 457(b) eligible deferred compensation plans, as well as individual retirement annuities. Please note that the AIG SunAmerica High Watermark Funds, Ariel Fund, Ariel Appreciation Fund and each of the Vanguard Funds listed below are not available investment options for Non-Qualified Contracts.

You may be subject to limits on how many options you may be invested in at any one time or how many of the options you are invested in may be involved in certain transactions at any one time. We reserve the right to limit the investment options available under your Contract if you elect IncomeLOCK.

This prospectus describes a Contract in which units of interest in VALIC's Separate Account A are offered. Variable Account Options are referred to as Divisions (subaccounts) in VALIC Separate Account A and each Division represents the investment in a different mutual fund. This prospectus describes only the variable aspects of the Contract except where the Fixed Account Options are specifically mentioned.

Variable Account Options

The Variable Account Options shown below include a brief description of each Fund, including its investment objective. We also show the investment adviser for each Fund, and investment sub-adviser, if applicable. Please see the separate Fund prospectuses for more detailed information on each Fund's management fees and total expenses, investment strategy and risks, as well as a history of any changes to a Fund's investment adviser or sub-adviser. You should read the prospectuses carefully before investing. Additional copies are available from AIG VALIC at 1-800-428-2542 (press 1, then 3) or online at www.aigvalic.com.

VALIC Company I and VALIC Company II serve as the underlying investment vehicles for other variable annuity Contracts issued by the Company and its affiliates and for Qualified Plans. When shares of certain of VALIC Company I and VALIC Company II funds are sold to separate accounts of other insurance companies that may or may not be affiliated with us, this is known as "shared funding." These Mutual Funds may also be sold to separate accounts that act as the underlying investments for both variable annuity contracts and variable life insurance policies. This is known as "mixed funding." There are certain risks associated with mixed and shared funding, such as conflicts of interest due to differences in tax treatment and other considerations, including the interests of different pools of investors. These risks may be discussed in each Mutual Fund's prospectus.

AIG SunAmerica Asset Management Corp. and AIG Global Investment Corp. are each affiliated with the adviser, VALIC, due to common ownership.
Variable Account Options	Investment Objective	Adviser and Sub-Adviser
Aggressive Growth Lifestyle Fund (VALIC Company II)

Seeks growth through investments in a combination of the different funds offered in VALIC Company I and VALIC Company II. This fund of funds is suitable for investors seeking the potential for capital growth that a fund investing predominately in equity securities may offer.

Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
AIG SunAmerica 2010 High Watermark Fund AIG SunAmerica 2015 High Watermark Fund AIG SunAmerica 2020 High Watermark Fund

Each High Watermark Fund seeks to generate capital appreciation to the extent consistent with preservation of capital investment gains in order to have a net asset value ("NAV") on its Protected Maturity Date at least equal to the Protected High Watermark Value. Each High Watermark Fund seeks high total return as a secondary objective.

If you hold your Variable Investment Option Units until the Protected Maturity Date, you will be entitled to redeem your shares for no less than the highest value previously attained by the High Watermark Fund (minus a proportionate adjustment for all dividends and distributions paid subsequent to the High Watermark Fund reaching this value, and any extraordinary expenses, and increased by appreciation in share value subsequent to the last paid dividend or distribution). This is known as the Protected High Watermark Value. The Protected Maturity Date for each High Watermark Fund is:

2010 High Watermark Fund August 31, 2010

2015 High Watermark Fund August 31, 2015

2020 High Watermark Fund August 31, 2020

If you may need access to your money at any point prior to the Protected Maturity Date, you should consider the appropriateness of investing in the High Watermark Funds. Investors who redeem before the Protected Maturity Date will receive the current Purchase Unit value of the investment, which may be less than either the Protected High Watermark Value or the initial investment. An investment in the High Watermark Funds may not be appropriate for persons enrolled in Guided Portfolio ServicesSM, an investment advisory product offered by VALIC Financial Advisors, Inc.

Adviser: Trajectory Asset Management LLC (AIG SunAmerica Asset Management Corp. is the daily business manager.)
Ariel Appreciation Fund (Ariel Investment Trust)	Seeks long-term capital appreciation by investing primarily in the stocks of medium-sized companies with market capitalizations between $2.5 billion and $15 billion at the time of initial purchase.	Adviser: Ariel Capital Management, LLC
Ariel Fund (Ariel Investment Trust)	Seeks long-term capital appreciation by investing primarily in the stocks of small companies with a market capitalization generally between $1 billion and $5 billion at the time of initial purchase.	Adviser: Ariel Capital Management, LLC
Asset Allocation Fund (VALIC Company I)

Seeks maximum aggregate rate of return over the long term through controlled investment risk by adjusting its investment mix among stocks, long-term debt securities and short-term money market securities.

Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
Blue Chip Growth Fund (VALIC Company I)	Seeks long-term capital growth by investing in the common stocks of large and medium-sized blue chip growth companies. Income is a secondary objective.	Adviser: VALIC Sub-Adviser: T. Rowe Price Associates, Inc.
Broad Cap Value Income Fund (VALIC Company I)

The fund seeks total return through capital appreciation with income as a secondary objective. The fund invests primarily in equity securities of U.S. large- and medium-capitalization companies that are undervalued.

Adviser: VALIC Sub-Adviser: Barrow, Hanley, Mewhinney & Straus, Inc.
Capital Appreciation Fund (VALIC Company II)	Seeks long-term capital appreciation by investing primarily in a broadly diversified portfolio of stocks and other equity securities of U.S. companies.	Adviser: VALIC Sub-Adviser: Credit Suisse Asset Management, LLC
Capital Conservation Fund (VALIC Company I)

Seeks the highest possible total return consistent with the preservation of capital through current income and capital gains on investments in intermediate- and long-term debt instruments and other income-producing securities.

Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
Conservative Growth Lifestyle Fund (VALIC Company II)

Seeks current income and low to moderate growth of capital through investments in a combination of the different funds offered in VALIC Company I and VALIC Company II. This fund of funds is suitable for investors who invest in equity securities, but who are not willing to assume the market risks of either the Aggressive Growth Lifestyle Fund or the Moderate Growth Lifestyle Fund.

Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
Core Bond Fund (VALIC Company II)

Seeks the highest possible total return consistent with the conservation of capital through investments in medium- to high-quality fixed income securities. These securities include corporate debt securities, securities issued or guaranteed by the U.S. government, mortgage-backed, or asset-backed securities.

Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
Core Equity Fund (VALIC Company I)	Seeks to provide long-term growth of capital through investment primarily in the equity securities of large-cap quality companies with long-term growth potential.	Adviser: VALIC Sub-Adviser: WM Advisors, Inc. and Wellington Management Company, LLP
Core Value Fund (VALIC Company I)

Seeks capital growth by investing in common stocks. Income is a secondary objective. The sub-advisers utilize two investment strategies. Half of the assets will be managed by employing a quantitative income and growth investment strategy, while the remainder of the assets will be managed using a portfolio optimization technique. The goal is to create a fund that provides better returns than its benchmark without taking on significant additional risk.

Adviser: VALIC Sub-Adviser: American Century Investment Management, Inc. and American Century Global Investment Management, Inc.
Foreign Value Fund (VALIC Company I)	Seeks long-term growth of capital by investing in equity securities of companies located outside the U.S., including emerging markets.	Adviser: VALIC Sub-Adviser: Templeton Global Advisors Limited
Global Equity Fund (VALIC Company I)	Seeks capital appreciation by investing primarily in mid-cap and large-cap companies with market capitalizations in excess of $1 billion, although it can invest in companies of any size.	Adviser: VALIC Sub-Adviser: Putnam Investment Management, LLC
Global Strategy Fund (VALIC Company I)	Seeks high return by investing in equity securities of companies in any country, fixed income (debt) securities of companies and governments of any country, and in money marker instruments.	Adviser: VALIC Sub-Adviser: Franklin Advisors, Inc. and Templeton Investment Counsel, LLC
Government Securities Fund (VALIC Company I)	Seeks high current income and protection of capital through investments in intermediate- and long-term U.S. government and government-sponsored debt securities.	Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
Growth & Income Fund (VALIC Company I)	Seeks to provide long-term growth of capital and secondarily, current income, through investment in common stocks and equity-related securities.	Adviser: VALIC Sub-Adviser: AIG SunAmerica Asset Management Corp.
Health Sciences Fund (VALIC Company I)

Seeks long-term capital growth through investments primarily in the common stocks of companies engaged in the research, development, production, or distribution of products or services related to health care, medicine, or the life sciences.

Adviser: VALIC Sub-Adviser: T. Rowe Price Associates, Inc.
High Yield Bond Fund (VALIC Company II)

Seeks the highest possible total return and income consistent with conservation of capital through investment in a diversified portfolio of high yielding, high risk fixed income securities. These securities include below-investment-grade junk bonds.

Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
Inflation Protected Fund (VALIC Company I)

Seeks maximum real return, consistent with appreciation of capital and prudent investment engagement. The fund invests in inflation-indexed bonds of varying maturities issued by U.S. and non-U.S. government and corporations.

Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
International Equities Fund (VALIC Company I)

Seeks to provide long-term growth of capital through investments primarily in a diversified portfolio of equity and equity-related securities of foreign issuers that, as a group, the Sub-Adviser believes may provide investment results closely corresponding to the performance of the Morgan Stanley Capital International, Europe, Australasia and the Far East Index.

Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
International Government Bond Fund (VALIC Company I)

Seeks high current income through investments primarily in investment grade debt securities issued or guaranteed by foreign governments. This fund is classified as "non-diversified" because it expects to concentrate in certain foreign government securities. Also, the fund attempts to have all of its investments payable in foreign securities. The fund may convert its cash to foreign currency.

Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
International Growth I Fund (VALIC Company I)

Seeks capital growth through investments primarily in equity securities of issuers in developed foreign countries. The Sub-Advisers use strategies each developed to invest in stocks of companies they believe will increase in value over time.

Adviser: VALIC Sub-Adviser: American Century Investment Management, Inc., A I M Capital Management, Inc. and Massachusetts Financial Services Company
International Small Cap Equity Fund (VALIC Company II)	Seeks to provide long-term capital appreciation through equity and equity-related securities of small cap companies throughout the world, excluding the U.S.	Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
Large Cap Core Fund (VALIC Company I)

Seeks capital growth with the potential for current income by investing in the common stocks of large-sized U.S. companies (i.e., companies whose market capitalization falls within the range tracked of the Russell 1000 (R).

Adviser: VALIC Sub-Adviser: Evergreen Investment Management Company
Large Cap Value Fund (VALIC Company II)

Seeks to provide total returns that exceed over time the Russell 1000(R) Value Index through investment in equity securities. The Russell 1000(R) Value Index is a sub-index of the Russell 3000(R) Index, which follows the 3,000 largest U.S. companies, based on total market capitalization.

Adviser: VALIC Sub-Adviser: SSgA Funds Management, Inc.
Large Capital Growth Fund (VALIC Company I)	Seeks to provide long-term growth of capital by investing in securities of large-cap companies.	Adviser: VALIC Sub-Adviser: A I M Capital Management, Inc. and AIG SunAmerica Asset Management Corp.
Lou Holland Growth Fund

The fund primarily seeks long-term growth of capital. The receipt of dividend income is a secondary consideration. The fund will invest in a diversified portfolio of equity securities of mid- to large-capitalization growth companies.

Adviser: Holland Capital Management, L.P.
Mid Cap Growth Fund (VALIC Company II)

Seeks capital appreciation principally through investments in medium-capitalization equity securities, such as common and preferred stocks and securities convertible into common stocks. The Sub-Adviser defines mid-sized companies as companies that are included in the Russell Mid-Cap(R) Index.

Adviser: VALIC Sub-Adviser: INVESCO Funds Group, Inc.
Mid Cap Index Fund (VALIC Company I)

Seeks to provide growth of capital through investments primarily in a diversified portfolio of common stocks that, as a group, are expected to provide investment results closely corresponding to the performance of the S&P MidCap 400(R) Index.

Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
Mid Cap Strategic Growth Fund (VALIC Company I)	Seeks long-term capital growth by investing primarily in growth-oriented equity securities of U.S. mid-cap companies and, to a limited extent, foreign companies.	Adviser: VALIC Sub-Adviser: Morgan Stanley Investment Management, Inc. d/b/a Van Kampen and Brazos Capital Management, LP
Mid Cap Value Fund (VALIC Company II)

Seeks capital growth, through investment in equity securities of medium capitalization companies using a value-oriented investment approach. Mid-capitalization companies include companies with a market capitalization equaling or exceeding $500 million, but not exceeding the largest market capitalization of the Russell MidCap(R) Index range.

Adviser: VALIC Sub-Adviser: Wellington Management Company, LLP
Moderate Growth Lifestyle Fund (VALIC Company II)

Seeks growth and current income through investments in a combination of the different funds offered in VALIC Company I and VALIC Company II. This fund of funds is suitable for investors who invest in equity securities, but who are not willing to assume the market risks of the Aggressive Growth Lifestyle Fund.

Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
Money Market I Fund (VALIC Company I)	Seeks liquidity, protection of capital and current income through investments in short-term money market instruments.	Adviser: VALIC Sub-Adviser: AIG SunAmerica Asset Management Corp.
Money Market II Fund (VALIC Company II)	Seeks liquidity, protection of capital and current income through investments in short-term money market instruments.	Adviser: VALIC Sub-Adviser: AIG SunAmerica Asset Management Corp.
Nasdaq-100(R) Index Fund (VALIC Company I)

Seeks long-term capital growth through investments in the stocks that are included in the Nasdaq-100 Index(R). The fund is a non-diversified fund, meaning that it can invest more than 5% of its assets in the stocks of one company. The fund concentrates in the technology sector, in the proportion consistent with the industry weightings in the Index.

Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
Science & Technology Fund (VALIC Company I)

Seeks long-term capital appreciation through investments primarily in the common stocks of companies that are expected to benefit from the development, advancement, and use of science and technology. Several industries are likely to be included, such as electronics, communications, e-commerce, information services, media, life sciences and health care, environmental services, chemicals and synthetic materials, and defense and aerospace.

Adviser: VALIC Sub-Adviser: T. Rowe Price Associates, Inc.
Small Cap Aggressive Growth Fund (VALIC Company I)	Seeks capital growth by investing in equity securities of small U.S. companies.	Adviser: VALIC Sub-Adviser: Credit Suisse Asset Management, LLC
Small Cap Fund (VALIC Company I)	Seeks to provide long-term capital growth by investing primarily in the stocks of small companies, with market capitalizations of approximately $2.5 billion or less.	Adviser: VALIC Sub-Adviser: Founders Asset Management LLC and T. Rowe Price Associates, Inc.
Small Cap Growth Fund (VALIC Company II)

Seeks to provide long-term capital growth through investments primarily in the equity securities of small companies with market caps not exceeding $1.5 billion or the highest market cap value in the Russell 2000(R) Growth Index, whichever is greater, at the time of purchase.

Adviser: VALIC Sub-Adviser: Franklin Advisers, Inc.
Small Cap Index Fund (VALIC Company I)

Seeks to provide growth of capital through investment primarily in a diversified portfolio of common stocks that, as a group, the Sub-Adviser believes may provide investment results closely corresponding to the performance of the Russell 2000(R) Index.

Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
Small Cap Special Values Fund (VALIC Company I)	Seeks to produce growth of capital by investing primarily in common stocks of small U.S. companies.	Adviser: VALIC Sub-Adviser: Evergreen Investment Management Company and Putnam Investment Management, LLC
Small Cap Strategic Growth Fund (VALIC Company I)	Seeks capital growth by investing primarily in common stocks whose market capitalizations fall within the range tracked by the Russell 2000 (R) Index, at the time of purchase.	Adviser: VALIC Sub-Adviser: Evergreen Investment Management Company
Small Cap Value Fund (VALIC Company II)

Seeks to provide maximum long-term return, consistent with reasonable risk to principal, by investing primarily in securities of small-capitalization companies in terms of revenue and/or market capitalization. Small-cap companies are companies whose total market capitalizations range from $100 million to $3 billion at the time of purchase.

Adviser: VALIC Sub-Adviser: JPMorgan Investment Advisors, Inc.
Social Awareness Fund (VALIC Company I)

Seeks to obtain growth of capital through investment, primarily in common stocks, of companies which meet the social criteria established for the fund. The fund does not invest in companies that are significantly engaged in the production of nuclear energy; the manufacture of military weapons or delivery systems; the manufacture of alcoholic beverages or tobacco products; the operation of gambling casinos; or business practices or the production of products that significantly pollute the environment.

Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
Socially Responsible Fund (VALIC Company II)

Seeks to obtain growth of capital through investment, primarily in equity securities, of companies which meet the social criteria established for the fund. The fund does not invest in companies that are significantly engaged in the production of nuclear energy; the manufacture of weapons or delivery systems; the manufacture of alcoholic beverages or tobacco products; the operation of gambling casinos; or business practices or the production of products that significantly pollute the environment.

Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
Stock Index Fund (VALIC Company I)	Seeks long-term capital growth through investment in common stocks that, as a group, are expected to provide investment results closely corresponding to the performance of the S&P 500(R) Index.	Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
Strategic Bond Fund (VALIC Company II)

Seeks the highest possible total return and income consistent with conservation of capital through investment in a diversified portfolio of income producing securities. The fund invests in a broad range of fixed-income securities, including investment-grade bonds, U.S. government and agency obligations, mortgage-backed securities, and U.S., Canadian, and foreign high risk, high yield bonds.

Adviser: VALIC Sub-Adviser: AIG Global Investment Corp.
VALIC Ultra Fund (VALIC Company I)	Seeks long-term capital growth by investing in larger-sized companies it believes will increase in value over time.	Adviser: VALIC Sub-Adviser: American Century Investment Management, Inc.
Value Fund (VALIC Company I)

Seeks capital growth and current income through investments primarily in common stocks of large U.S. companies, focusing on value stocks that the Sub-Adviser believes are currently undervalued by the market.

Adviser: VALIC Sub-Adviser: Putnam Investment Management, LLC
Vanguard LifeStrategy Conservative Growth Fund

Seeks to provide current income and low to moderate growth of capital. This is a fund of funds, investing in other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 40% of assets to bonds, 20% to short-term fixed income investments, and 40% to common stocks. The fund's indirect bond holdings are a diversified mix of short-, intermediate- and long-term U.S. government, agency, and investment-grade corporate bonds, as well as mortgage-backed securities. The fund's indirect stock holdings consist substantially of large-cap U.S. stocks and, to a lesser extent, mid- and small-cap U.S. stocks and foreign stocks.

The fund does not employ an investment adviser. Instead, the fund's Board of Trustees decides how to allocate the fund's assets among the underlying funds.
Vanguard LifeStrategy Growth Fund

Seeks to provide growth of capital and some current income. This is a fund of funds, investing in other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 80% of assets to common stocks and 20% to bonds. The fund's indirect stock holdings consist substantially of large-cap U.S. stocks and to a lesser extent, mid- and small-cap U.S. stocks and foreign stocks. Its indirect bond holdings are a diversified mix of short-, intermediate- and long-term U.S. government, agency, and investment-grade corporate bonds, as well as mortgage-backed securities.

The fund does not employ an investment adviser. Instead, the fund's Board of Trustees decides how to allocate the fund's assets among the underlying funds.
Vanguard LifeStrategy Moderate Growth Fund

Seeks to provide growth of capital and a low to moderate level of current income. This is a fund of funds, investing in other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 60% of assets to common stocks and 40% to bonds. The fund's indirect stock holdings consist substantially of large-cap U.S. stocks and, to a lesser extent, mid- and small-cap U.S. stocks and foreign stocks. The fund's indirect bond holdings are a diversified mix of short-, intermediate- and long-term U.S. government, agency, and investment-grade corporate bonds, as well as mortgage-backed securities.

The fund does not employ an investment adviser. Instead, the fund's Board of Trustees decides how to allocate the fund's assets among the underlying funds.
Vanguard Investment Grade Corporate Fund

Seeks to provide a high level of current income and preserve investors' principal by investing in a variety of high quality and, to a lesser extent, medium-quality fixed income securities, mainly long-term corporate bonds. The fund is expected to maintain a dollar-weighted average maturity between 15 and 25 years.

Adviser: Wellington Management Company, LLP
Vanguard Long-Term Treasury Fund

Seeks to provide a high level of current income and preserve investors' principal by investing primarily in U.S. Treasury securities. The fund is expected to maintain a dollar-weighted average maturity between 15 and 30 years.

Adviser: The Vanguard Group
Vanguard Wellington Fund

Seeks to provide long-term growth of capital and reasonable current income by investing in dividend-paying, and, to a lesser extent, non-dividend-paying common stocks of established large- and medium-sized companies. In choosing these companies, the Adviser seeks those that appear to be undervalued but which have prospects to improve. The fund also invest in investment grade corporate bonds, with some exposure to U.S. Treasury, government agency and mortgage-backed bonds.

Adviser: Wellington Management Company, LLP
Vanguard Windsor II Fund	Seeks to provide long-term capital appreciation and income. The fund invests mainly in medium- and large-sized companies whose stocks are considered by the fund's advisers to be undervalued.	Advisers: Barrow, Hanley, Mewhinney & Strauss, Inc.; Equinox Capital Management, LLC; Hotchkis and Wiley Capital Management, LLC; Tukman Capital Management, Inc.; and The Vanguard Group

Substitution, Addition or Deletion of Variable Account Options

We may, subject to any applicable law, make certain changes to the Variable Account Options offered in your Contract. We may offer new Variable Account Options or stop offering existing Variable Account Options. New Variable Account Options may be made available to existing Contract owners and Variable Account Options may be closed to new or subsequent Purchase Payments, transfers or allocations. In addition, we may also liquidate the shares of any Variable Account Option, substitute the shares of one Underlying Fund held by a Variable Account Option for another and/or merge Variable Account Option or cooperate in a merger of Underlying Funds. To the extent required by the Investment Company Act of 1940 (the "1940 Act"), we may be required to obtain SEC approval or your approval.

A detailed description of the fees, investment objective, strategy and risks of each Mutual Fund can be found in the current prospectus for each Fund mentioned. These prospectuses are available at www.aigvalic.com.

Fixed Account Options

Guaranteed fixed options provide fixed-rate earnings and guarantee safety of principal. The guarantees are backed by the claims-paying ability of the Company, and not the Separate Account. These Fixed Account Options are available for Qualified and Non-Qualified Contracts. You should be aware that the Fixed Account Options are not subject to regulation under the 1940 Act and are not required to be registered under The Securities Act of 1993, as amended (the "1933 Act"). As a result, the SEC has not reviewed data in this prospectus that relates to Fixed Account Options. However, federal securities law does require such data to be accurate and complete.

Your Contract may offer Fixed Accounts for varying guarantee periods. A Fixed Account may be available for differing lengths of time (such as 1, 3, or 5 years). Each guarantee period may have different guaranteed interest rates.

We guarantee that the interest rate credited to amounts allocated to any Fixed Account guarantee periods will never be less than the minimum guaranteed interest rate that is specified on the cover page of your Contract. Once the rate is established, it will not change for the duration of the guarantee period. We determine which, if any, guarantee periods will be offered at any time in our sole discretion, unless state law requires us to do otherwise. Please check with your financial advisor regarding the availability of Fixed Accounts.

There are three categories of interest rates for money allocated to the Fixed Accounts. The applicable rate is guaranteed until the corresponding guarantee period expires.

With each category of interest rate, your money may be credited a different rate as follows:

  Initial Rate: The rate credited to any portion of the initial Purchase Payment allocated to a Fixed Account.
  Current Rate: The rate credited to any portion of a subsequent Purchase Payment allocated to a Fixed Account.
  Renewal Rate: The rate credited to money transferred from a Fixed Account or a Variable Account Option into a Fixed Account and to money remaining in a Fixed Account after expiration of a guarantee period.

When a guarantee period ends, you may leave your money in the same Fixed Account or you may reallocate your money to another Fixed Account or to the Variable Account Options. If you do not want to leave your money in the same Fixed Account, you must contact us within 30 days after the end of the guarantee period and provide us with new allocation instructions. WE DO NOT CONTACT YOU. IF YOU DO NOT CONTACT US, YOUR MONEY WILL REMAIN IN THE SAME FIXED ACCOUNT WHERE IT WILL EARN INTEREST AT THE RENEWAL RATE THEN IN EFFECT FOR THAT FIXED ACCOUNT.

If available, you may systematically transfer interest earned in available Fixed Accounts into any of the Variable Account Options on certain periodic schedules offered by us. Systematic transfers may be started, changed or terminated at any time by contacting our Annuity Service Center. Check with your financial advisor about the current availability of this service.

All Fixed Accounts may not be available in your state. At any time during which we are crediting the minimum guaranteed interest rate specified in your Contract, we reserve the right to restrict your ability to make transfers and Purchase Payments into the Fixed Accounts.

Dollar Cost Averaging Fixed Accounts

If you do elect not to participate in the Purchase Payment Credit Enhancement program, you may invest initial and/or subsequent Purchase Payments in the dollar cost averaging ("DCA") Fixed Accounts, if available. The minimum Purchase Payment that you must invest for the 6-month DCA Fixed Account is $600 and for the 12-month DCA Fixed Account is $1,200. Purchase Payments that are less than these minimum amounts will automatically be allocated to the Variable Account Options according to your instructions or your current allocation instruction on file.

DCA Fixed Accounts credit a fixed rate of interest and can only be elected to facilitate a DCA program, as explained below. Interest is credited to amounts allocated to the DCA Fixed Accounts while your money is transferred to the Variable Account Options over certain specified time frames. The interest rates applicable to the DCA Fixed Accounts may differ from those applicable to any other Fixed Account but will never be less than the minimum guaranteed interest rate specified in your Contract. Note that when you are invested in the DCA Fixed Account, the balance declines as you systematically transfer your money to the Variable Account Options, so less money is earning interest. Thus, the actual effective yield will be less than the stated annual crediting rate. We reserve the right to change the availability of DCA Fixed Accounts offered, unless state law requires us to do otherwise, and to modify, suspend or terminate the DCA Program at any time.

Dollar Cost Averaging Program

The DCA program allows you to invest gradually in the Variable Account Options at no additional cost. Under the program, you systematically transfer a specified dollar amount or percentage of Contract Value from a Variable Account Option, Fixed Account or DCA Fixed Account ("source account") to any other Variable Account Option ("target account"). Transfers may occur on a monthly periodic schedule. The minimum transfer amount under the DCA program is $100 per transaction, regardless of the source account. Fixed Accounts are not available as target accounts for the DCA program. Transfers resulting from your participation in the DCA program are not counted towards the number of free transfers per Contract year.

We may also offer DCA Fixed Accounts as source accounts exclusively to facilitate the DCA program for a specified time period. The DCA Fixed Account only accepts initial or subsequent Purchase Payments. You may not make a transfer from a Variable Account Option or Fixed Account into a DCA Fixed Account.

You may terminate the DCA program at any time. If you terminate the DCA program and money remains in the DCA Fixed Accounts, we transfer the remaining money according to your current allocation instructions on file.

The DCA program is designed to lessen the impact of market fluctuations on your investment. However, the DCA program can neither guarantee a profit nor protect your investment against a loss. When you elect the DCA program, you are continuously investing in securities fluctuating at different price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

Example of DCA Program

Assume that you want to move $750 each month from one Variable Account Option to another Variable Account Option over six months. You set up a DCA program and purchase Accumulation Units at the following values:

MONTH ACCUMULATION UNIT UNITS PURCHASED

1 $ 7.50 100

2 $ 5.00 150

3 $10.00 75

4 $ 7.50 100

5 $ 5.00 150

6 $ 7.50 100

You paid an average price of only $6.67 per Accumulation Unit over six months, while the average market price actually was $7.08. By investing an equal amount of money each month, you automatically buy more Accumulation Units when the market price is low and fewer Accumulation Units when the market price is high. This example is for illustrative purposes only.

Asset Allocation Program Description

The Asset Allocation program may be offered to you at no additional cost to assist in diversifying your investment across various asset classes. The Asset Allocation program allows you to choose from one of the several Asset Allocation models designed to assist in meeting your stated investment goals. Each Asset Allocation model is comprised of a carefully selected combination of Variable Account Options representing various asset classes. The Asset Allocation models allocate your investment amongst the various asset classes to attempt to match stated investment time horizon and risk tolerance. You should work with your financial advisor in determining if one of the models meets your financial needs and investment time horizon, and is consistent with your risk tolerance level. Information concerning the specific Asset Allocation models can only be obtained from your financial advisor.

Please note, however, that the models are not intended as ongoing advice about investing in the Variable Account Options, and we do not provide investment advice regarding whether a model should be revised or whether it remains appropriate to invest in accordance with any particular model. Therefore, over time, the asset allocation model you select may no longer align with the model's original investment objective, due to the effects of Variable Account Option performance, changes in the Variable Account Options, and the ever-changing investment markets. In addition, your investment needs may change. You should speak with your financial advisor about how to keep your Variable Account Option allocations in line with your investment goals.

Enrolling in the Asset Allocation Program

You may enroll in an Asset Allocation model by selecting the Asset Allocation model on the Contract application form. You and your financial advisor should determine the model most appropriate for you based on your financial needs, risk tolerance and investment time horizon. You may request to discontinue the use of a model by providing a written reallocation request, calling our Client Care Center at 1-800-448-2542 or logging onto our website (http://www.aigvalic.com).

You may also choose to invest gradually into an Asset Allocation model through the DCA program as explained above. You may only invest in one Asset Allocation model at a time. You may also invest in Variable Account Options outside your selected Asset Allocation model. However, an investment or transfer into or out of one of the Variable Account Options that are included in your Asset Allocation model outside the specifications in the Asset Allocation model will effectively terminate your participation in the program.

Withdrawals from the Asset Allocation Models

You may request withdrawals, as permitted by your Contract, taken proportionately from each of the allocations in the selected Asset Allocation model unless otherwise indicated in your withdrawal instructions. If you choose to make a non-proportional withdrawal from the Variable Account Options in the Asset Allocation model, your investment may no longer be consistent with the Asset Allocation model's intended objectives. Withdrawals may be subject to a Withdrawal Charge. Withdrawals may also be taxable and a 10% IRS penalty may apply if you are under age 59 1/2.

Rebalancing the Models

You can elect to have your investment in the Asset Allocation models rebalanced quarterly, semi-annually, or annually to maintain the target asset allocation among the Variable Account Options of the model you selected. Only those Variable Account Options within the Asset Allocation model you selected will be rebalanced.

Important Information about the Asset Allocation Program

Using an Asset Allocation program does not guarantee greater or more consistent returns. Future market and asset class performance may differ from the historical performance upon which the Asset Allocation models may have been built. Also, allocation to a single asset class may outperform a model, so that you could have been better off investing in a single asset class than in an Asset Allocation model. However, such a strategy may involve a greater degree of risk because of the concentration of similar securities in a single asset class. Further, there can be no assurance that any Variable Account Option chosen for a particular model will perform well or that its performance will closely reflect that of the asset class it is designed to represent. We reserve the right to modify, suspend or terminate the Asset Allocation Program at any time.

Transfers Between Investment Options

You may transfer all or part of your Contract Value between the various Fixed and Variable Account Options during the Accumulation or Income Phase as described below. We reserve the right to limit the number, frequency (minimum period of time between transfers) or dollar amount of transfers you can make and to restrict the method and manner of providing or communicating transfers or reallocation instructions.

Transfers During the Accumulation Phase

During the Accumulation Phase, you may make up to 15 transfers per calendar year between Account Options, submitted via the internet or by telephone without a charge. Multiple transfers between Account Options on the same day will be counted as a single transfer for purposes of applying this limitation. Transfers in excess of this limit may be subject to a $25 charge and may be required to be submitted in writing by regular U.S. mail and/or you may be restricted to one transfer every 30 days. Transfers resulting from your participation in the Dollar Cost Averaging Program or the Guided Portfolio Servicessm Portfolio Manager Program administered by VALIC Financial Advisors, Inc. will not count against these transfer limitations.

The Contracts and Account Options are not designed to accommodate short-term trading or "market timing" organizations or individuals engaged in trading strategies that include programmed transfers, frequent transfers or transfers that are large in relation to the total assets of an underlying Mutual Fund. These trading strategies may be disruptive to the underlying Mutual Funds by diluting the value of the fund shares, negatively affecting investment strategies and increasing portfolio turnover, as well as raising recordkeeping and transaction costs. Further, excessive trading harms fund investors, as the excessive trader takes security profits intended for the entire fund, in effect forcing securities to be sold to meet redemption needs. The premature selling and disrupted investment strategy causes the fund's performance to suffer, and exerts downward pressure on the fund's price per share. If we determine, in our sole discretion, that your transfer patterns reflect a potentially harmful strategy, we will require that transfers be submitted in writing by regular U.S. mail, to protect the other investors.

Regardless of the number of transfers you have made, we will monitor and may restrict your transfer privileges, if it appears that you are engaging in a potentially harmful pattern of transfers. We will notify you in writing if you are restricted to mailing transfer requests to us via the U.S. mail service. Some of the factors we will consider when reviewing transfer activities include:

  the dollar amount of the transfer;
  the total assets of the Variable Account Option involved in the transfer;
  the number of transfers completed in the current calendar quarter; or
  whether the transfer is part of a pattern of transfers to take advantage of short-term market fluctuations.

We intend to enforce these frequent trading policies uniformly for all Contract Owners. We make no assurances that all the risks associated with frequent trading will be completely eliminated by these policies and/or restrictions. If we are unable to detect or prevent market timing activity, the effect of such activity may result in additional transaction costs for the Variable Account Options and dilution of long-term performance returns. Thus, your Account Value may be lower due to the effect of the extra costs and resultant lower performance. We reserve the right to modify these policies at any time.

Communicating Transfer or Reallocation Instructions

Transfer instructions may be given by telephone, through the internet (AIG VALIC Online), using the self-service automated phone system (AIG VALIC by Phone), or in writing to our Annuity Service Center. We encourage you to make transfers or reallocations using AIG VALIC Online or AIG VALIC by Phone for most efficient processing. We will send a confirmation of transactions to the Participant within five days from the date of the transaction. It is your responsibility to verify the information shown and notify us of any errors within 30 calendar days of the transaction.

Generally, no one may give us telephone instructions on your behalf without your written or recorded verbal consent. Financial advisors or authorized broker-dealer employees who have received client permission to perform a client-directed transfer of value via the telephone or internet will follow prescribed verification procedures.

When receiving instructions over the telephone or online, we follow appropriate procedures to provide reasonable assurance that the transactions executed are genuine. Thus, we are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone or online. If we fail to follow our procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. We reserve the right to modify, suspend, waive or terminate these transfer provisions at any time.

Effective Date of Transfer

The effective date of a transfer will be the date of receipt, if we receive your complete instructions before Market Close on a Business Day; otherwise, if received after Market Close, the transfer will occur the next Business Day.

Automatic Asset Rebalancing Program

Market fluctuations may cause the percentage of your investment in the Variable Account Options to differ from your original allocations. Under the Automatic Asset Rebalancing program, your investments in the Variable Account Options are periodically rebalanced to return your allocations to the percentages given at your last instruction for no additional charge. Automatic Asset Rebalancing typically involves shifting a portion of your money out of a Variable Account Option with a higher return into a Variable Account Option with a lower return. At your request, rebalancing occurs on a quarterly, semiannual or annual basis. Transfers resulting from your participation in this program are not counted against the number of free transfers per Contract year. If you are invested in an Asset Allocation model, please refer to the Asset Allocation Program section of the prospectus for more information. We reserve the right to modify, suspend or terminate the automatic asset rebalancing program at any time.

Example of Automatic Asset Rebalancing Program

Assume that you want your initial Purchase Payment split between two Variable Account Options. You want 50% in a bond Variable Account Option and 50% in a stock Variable Account Option. Over the next calendar quarter, the bond market does very well while the stock market performs poorly. At the end of the calendar quarter, the bond Variable Account Option now represents 60% of your holdings because it has increased in value and the growth Variable Account Option represents 40% of your holdings. If you selected quarterly rebalancing, on the last day of that quarter, we would sell some of your Accumulation Units in the bond Variable Account Option to bring its holdings back to 50% and use the money to buy more Accumulation Units in the stock Variable Account Option to increase those holdings to 50%.

Return Plus Program

The Return Plus program, available only if we are offering multi-year Fixed Accounts, allows you to invest in one or more Variable Account Options without directly putting the initial Purchase Payment at risk. The program, available for no additional charge, accomplishes this by allocating your investment strategically between the Fixed Accounts and Variable Account Options. First, you decide how much you want to invest and approximately when you want a return of the initial Purchase Payment. Second, we calculate how much of the initial Purchase Payment to allocate to a particular Fixed Account so that over time, that amount plus interest will grow to equal the initial Purchase Payment invested under this Return Plus program. The remainder of your initial Purchase Payment is invested in the Variable Account Option(s) according to your allocation instructions. We reserve the right to modify, suspend or terminate the Return Plus program at any time.

Example of Return Plus Program

Assume that you want to allocate a portion of your initial Purchase Payment of $100,000 to a multi-year Fixed Account. You want the amount allocated to the multi-year Fixed Account to grow to $100,000 in 7 years. If the 7-year Fixed Account is offering a 5% interest rate, Return Plus will allocate $71,069 to the 7-year Fixed Account to ensure that this amount will grow to $100,000 at the end of the 7-year period. The remaining $28,931 will be allocated among the Variable Account Options according to your allocation instructions.

Transfers During the Income Phase

During the Income Phase, transfer instructions must be given in writing and mailed to our Annuity Service Center. Only one transfer per month is permitted between the Variable Account Options. No other transfers are allowed during the Income Phase.

Optional Living Benefits

YOU MAY ELECT ONE OF THE OPTIONAL LIVING BENEFITS DESCRIBED BELOW. THESE FEATURES ARE DESIGNED TO PROTECT A PORTION OF YOUR INVESTMENT IN THE EVENT YOUR CONTRACT VALUE DECLINES DUE TO UNFAVORABLE INVESTMENT PERFORMANCE DURING THE ACCUMULATION PHASE AND BEFORE A DEATH BENEFIT IS PAYABLE.

IncomeLOCK

IncomeLOCK is an optional feature designed to help you create a guaranteed income stream for a specified period of time that may last as long as you live, even if your Contract Value has been reduced to zero (the "Benefit"). Thus, IncomeLOCK may offer protection of a sure stream of income in the event of a significant market downturn, certain withdrawal activity, a longer than expected life span or a decline in your Contract Value due to unfavorable investment performance.

The feature design provides for an automatic lock-in of the Contract's highest anniversary value (the maximum anniversary value or "MAV") during the first ten years from the endorsement effective date (the "Evaluation Period"). This feature guarantees lifetime withdrawals of an income stream in the manner described below, without annuitizing the Contract. If you decide not to take withdrawals under this feature, or you surrender your Contract, you will not receive the benefits of IncomeLOCK. You could pay for this feature and not need to use it. Likewise, depending on your Contract's market performance, you may never need to rely on IncomeLOCK.

IncomeLOCK may be elected any time, provided you are age 75 or younger on the date of election. Please note that this feature and/or its components may not be available in your state. Please check with your financial advisor for availability and any additional restrictions. We reserve the right to modify, suspend or terminate IncomeLOCK in its entirety or any component at any time for Contracts that have not yet been issued.

IncomeLOCK is not available if you have an outstanding loan under the Contract or if you participate in Guided Portfolio Services SM you elect to take a loan after the Endorsement Date and while IncomeLOCK is still in effect, we will automatically terminate the Benefit.

IncomeLOCK automatically locks-in the highest Anniversary Value (the MAV) during the first 10 years after it is elected (each, a "Benefit Year") and guarantees annual withdrawals based on the MAV over the period that the benefit is in effect. You may be able to extend the MAV Evaluation Period for an additional ten years as discussed below (an "Extension"). Additionally, you may take withdrawals over the lifetime of the owner as more fully described below.

The benefit's components and value may vary depending on when the first withdrawal is taken, the age of the owner at the time of the first withdrawal and the amount that is withdrawn. Your withdrawal activity determines the time period over which you are eligible to receive withdrawals. You will automatically be eligible to receive lifetime withdrawals if you begin withdrawals on or after your 65th birthday and your withdrawals do not exceed the maximum annual withdrawal percentage of 5% in any Benefit Year. You may begin taking withdrawals under the benefit immediately following the date the Endorsement is issued for your Contract (the "Endorsement Date"). See "Surrender of Account Value" for more information regarding the effects of withdrawals on the components of the benefit and a description of the effect of RMDs on the benefit.

The table below is a summary of the IncomeLOCK feature and applicable components of the Benefit.
Time of First Withdrawal	Maximum Annual Withdrawal Percentage Prior To Any Extension	Initial Minimum Withdrawal Period Prior to Any Extension	Maximum Annual Withdrawal Percentage if Extension is Elected
Before 5th Benefit Year anniversary	5%	20 Years	5%
On or after 5th Benefit Year anniversary	7%	14.28 Years	7%
On or after 10th Benefit Year anniversary	10%	10 Years	7%
On or after 20th Benefit Year anniversary	10%	10 Years	10%
On or after the Contract owner's 65th birthday	5%	Life of the Contract owner*	5%

* Lifetime withdrawals are available so long as your withdrawals remain within the 5% Maximum Annual Withdrawal Percentage indicated above. If withdrawals exceed the 5% Maximum Annual Withdrawal Percentage in any Benefit Year, and if the excess is not solely a result of RMDs attributable to this Contract, lifetime withdrawals will no longer be available. Instead, available withdrawals are automatically recalculated with respect to the Minimum Withdrawal Period and Maximum Annual Withdrawal Percentage listed in the table above, based on the time of first withdrawal and reduced for withdrawals already taken.

Withdrawals under the feature are treated like any other withdrawal for the purpose of calculating taxable income, reducing your Account Value. The withdrawals count toward the 10% you may remove each Contract Year without a withdrawal charge. Please see the "Expenses" section of this prospectus.

Any withdrawals taken may be subject to a 10% IRS penalty tax if you are under age 59 1/2 at the time of the withdrawal. For information about how the feature is treated for income tax purposes, you should consult a qualified tax advisor concerning your particular circumstances. If you set up required minimum distributions and have elected this feature, your distributions must be set up on the automated minimum distribution withdrawal program administered by our annuity service center. Withdrawals greater than the required minimum distributions ("RMD") determined solely with reference to this Contract and the benefits thereunder, without aggregating the Contract with any other contract or account, may reduce the benefits of this feature. In addition, if you have a qualified contract, tax law and the terms of the plan may restrict withdrawal amounts. Please see the "Access to Your Money" and "Federal Tax Matters" sections of this prospectus.

Calculation of the Value of each Component of the Benefit

First, we determine the Benefit Base. If IncomeLOCK is selected after Contract issue, the initial Benefit Base is equal to the Account Value on the Endorsement Date, which must be at least $50,000. We reserve the right to limit the Account Value that will be considered in the initial Benefit Base to $1 million without our prior approval. If IncomeLOCK is selected at Contract issue, the initial Benefit Base is equal to the initial Purchase Payment, which must be at least $50,000. In addition, if IncomeLOCK is selected at Contract issue, the amount of Purchase Payments received during the first two years after your Endorsement Date will be considered Eligible Purchase Payments and will immediately increase the Benefit Base. Any Purchase Payments we receive after your Endorsement Date, if IncomeLOCK is selected after Contract issue (or more than two years after your Endorsement Date, if IncomeLOCK is selected at Contract issue) are considered Ineligible Purchase Payments. Eligible Purchase Payments are limited to $1 million without our prior approval.

On each Benefit Anniversary throughout the MAV Evaluation Period, the Benefit Base automatically adjusts upwards if the current Anniversary Value is greater than both the current Benefit Base and any previous year's Anniversary Value. Other than reductions made for withdrawals (including excess withdrawals), the Benefit Base will only be adjusted upwards. Note that during the MAV Evaluation Period the Benefit Base will never be lowered if Anniversary Values decrease as a result of investment performance. For effects of withdrawals on the Benefit Base, see the "Surrender of Account Value" section in this prospectus.

Second, we consider the Maximum Anniversary Value (MAV) Evaluation Period, which begins on the Endorsement Date (the date that we issue the Benefit Endorsement to your Contract) and ends on the 10th anniversary of the Endorsement Date. Upon the expiration of the MAV Evaluation Period, you may contact us to extend the MAV Evaluation Period for an additional period as discussed further below.

Third, we determine the Anniversary Value, which equals your Account Value on any Benefit Anniversary during the MAV Evaluation Period, minus any Ineligible Purchase Payments. Note that the earnings on Ineligible Purchase Payments, however, are included in the Anniversary Value.

Fourth, we determine the Maximum Annual Withdrawal Amount, which represents the maximum amount that may be withdrawn each Benefit Year without creating an excess withdrawal and is an amount calculated as a percentage of the Benefit Base. The applicable Maximum Annual Withdrawal Percentage is determined based on the Benefit Year when you take your first withdrawal, or, for lifetime withdrawals, the age of the owner when the first withdrawal is taken. Applicable percentages are shown in the IncomeLOCK summary table above. If the Benefit Base is increased to the current Anniversary Value, the Maximum Annual Withdrawal Amount is recalculated on that Benefit Anniversary using the applicable Maximum Annual Withdrawal Percentage multiplied by the new Benefit Base. If the Benefit Base is increased as a result of Eligible Purchase Payments, the Maximum Annual Withdrawal Amount will be recalculated by multiplying the new Benefit Base by the applicable Maximum Annual Withdrawal Percentage.

Lastly, we determine the Minimum Withdrawal Period, which is the minimum period over which you may take withdrawals under this feature. The initial Minimum Withdrawal Period is calculated when withdrawals under the Benefit begin, and is re-calculated when the Benefit Base is adjusted to a higher Anniversary Value by dividing the Benefit Base by the Maximum Annual Withdrawal Amount. Please see the IncomeLOCK summary table above for initial Minimum Withdrawal Periods. The Minimum Withdrawal Periods will be reduced due to Excess Withdrawals. For effects of withdrawals on the Minimum Withdrawal Period, see the Minimum Withdrawal Period chart below in the "Surrender of Account Value" section of this prospectus.

Cancellation of IncomeLOCK

IncomeLOCK may be cancelled on the 5th Endorsement Date anniversary, the 10th Endorsement Date anniversary, or any Benefit Anniversary thereafter. Once IncomeLOCK is cancelled, you will no longer be charged a fee and the guarantees under the Benefit are terminated. You may not extend the MAV Evaluation Period and you may not re-elect IncomeLOCK after cancellation.

Automatic Termination of IncomeLOCK

The feature automatically terminates upon the occurrence of one of the following:

  The Minimum Withdrawal Period has been reduced to zero unless conditions for lifetime withdrawals are met; or
  Full or partial annuitization of the Contract; or
  Full surrender of the Contract; or
  A death benefit is paid, or
  You elect to take a loan from the Contract; or
  Your spousal Beneficiary elects to continue the Contract without IncomeLOCK.

We also reserve the right to terminate the feature if Withdrawals in excess of the maximum withdrawal amount in any Benefit Year reduce the Benefit Base by 50% or more.

Lifetime withdrawals will not be available in the event of:

  An ownership change which results in a change of the older owner;* or
  Withdrawals prior to the 65th birthday of the owner; or
  Death of the owner; or
  A withdrawal in excess of the 5% Maximum Annual Withdrawal Amount.**

* If a change of ownership occurs from a natural person to a Non-Natural entity, the original natural older owner must also be the annuitant after the ownership change to prevent termination of lifetime withdrawals. A change of ownership from a Non-Natural entity to a natural person can only occur if the new natural owner was the original natural older annuitant in order to prevent termination of lifetime withdrawals. Any ownership change is contingent upon prior review and approval by the Company.

** If an RMD withdrawal for this Contract exceeds the Maximum Annual Withdrawal Amount, the ability to receive lifetime withdrawals will not be terminated as long as withdrawals of RMDs are determined solely with reference to this Contract and the benefits thereunder, without aggregating the Contract with any other contract or account. See "Access to Your Money" for more information.

Income Rewards

Income Rewards is an optional living benefit feature designed to offer protection of your initial investment while still allowing you to take guaranteed withdrawals, no matter how the market performs. If you elect Income Rewards, you are guaranteed to receive withdrawals over a minimum number of years that in total equal at least Eligible Purchase Payments, as described below, adjusted for withdrawals during that period, even if the Contract Value falls to zero. Income Rewards does not guarantee investment gains or lifetime income payments. If you elect this living benefit, you will be charged an annualized fee on a quarterly basis. Income Rewards has rules and restrictions that are discussed in detail below. Please note that you may never need to rely on Income Rewards if your Contract performs within a historically anticipated range. However, past performance is no guarantee of future results.

Income Rewards offers three reward options as shown in the table below. These options provide, over a minimum number of years, a guaranteed minimum withdrawal amount equal to at least your Purchase Payments made in the first 90 days after the Endorsement Date with an opportunity to receive a reward or step-up amount. If you take withdrawals prior to the Benefit Availability Date (as defined in the table below), you will receive either no step-up amount or a reduced step-up amount, depending on the option selected.

You may only elect Income Rewards at the time of Contract issue. You may not change the reward option after election. You should read each option carefully and discuss the feature with your financial advisor before electing an option. Please refer to the table below for the age limitations associated with these features. Generally, once you elect Income Rewards, it cannot be cancelled.

Income Rewards cannot be elected if you elect any other optional Living Benefit. Income Rewards may not be available in your state or through the broker-dealer with which your financial advisor is affiliated. Please check with your financial advisor for availability.

Income Rewards Summary Table

The earliest date you may begin taking withdrawals under the Benefit is the Benefit Availability Date.
	Benefit Availability Date	Income Rewards Guarantee	Maximum Annual Withdrawal Amount	Minimum Withdrawal Period
Option 1 - Age 80 or younger on the Contract issue date	3 Years following the Endorsement Date	10% of the Withdrawal Benefit Base	10% of the Withdrawal Benefit Base	11 Years
Option 2- Age 80 or younger on the Contract issue date	5 Years following the Endorsement Date	20% of the Withdrawal Benefit Base	10% of the Withdrawal Benefit Base	12 Years
Option 3- Age 70 or younger on the Contract issue date	10 Years following the Endorsement Date	50% of the Withdrawal Benefit Base	10% of the Withdrawal Benefit Base	15 Years

If you elect Option 1 or 2 and take a withdrawal prior to the Benefit Availability Date, you will not receive a Step-Up Amount. The Minimum Withdrawal Period for Options 1 and 2 will be 10 years if you do not receive a Step-Up Amount.

If you elect Option 3 and take a withdrawal prior to the Benefit Availability Date, you will receive a reduced Step-Up Amount of 30% of the Withdrawal Benefit Base. The Minimum Withdrawal Period will be 13 years if you receive a reduced Step-Up Amount.

For Contract holders subject to annual RMDs, the Maximum Annual Withdrawal Amount will be the greater of the amount indicated in the table above; or the annual RMD amount associated with your Contract Value only. RMDs may reduce your Minimum Withdrawal Period.

Calculation of the Value of the Components of Income Rewards

First, we determine the Eligible Purchase Payments, which include the amount of Purchase Payments made to the Contract during the first 90 days after your Contract issue date, adjusted for any withdrawals before the Benefit Availability Date in the same proportion that the withdrawal reduced the Contract Value on the date of the withdrawal.

Second, we determine the Withdrawal Benefit Base. On the Benefit Availability Date, the Withdrawal Benefit Base equals the sum of all Eligible Purchase Payments.

Third, we determine a reward Step-Up Amount, if any, which is calculated as a specified percentage (shown in the table above) of the Withdrawal Benefit Base on the Benefit Availability Date. If you elect Option 1 or 2, you will not receive a Step-Up Amount if you take any withdrawals prior to the Benefit Availability Date. If you elect Option 3, the Step-Up Amount will be reduced to 30% of the Withdrawal Benefit Base if you take any withdrawals prior to the Benefit Availability Date. The Step-Up Amount is not considered a Purchase Payment and cannot be used in calculating any other benefits, such as death benefits, Contract Values or annuitization value.

Fourth, we determine a Stepped-Up Benefit Base, which is the total amount available for withdrawal under the feature and is used to calculate the minimum time period over which you may take withdrawals under the Income Rewards feature. The Stepped-Up Benefit Base equals the Withdrawal Benefit Base plus the Step-Up Amount, if any.

Fifth, we determine the Maximum Annual Withdrawal Amount, which is a stated percentage (shown in the table above) of the Withdrawal Benefit Base and represents the maximum amount of withdrawals that are available under this feature each Benefit Year after the Benefit Availability Date.

Finally, we determine the Minimum Withdrawal Period, which is the minimum period over which you may take withdrawals under the Income Rewards feature. The Minimum Withdrawal Period is calculated by dividing the Stepped-Up Benefit Base by the Maximum Annual Withdrawal Amount.

The Effects of Withdrawals

The Benefit amount, Maximum Annual Withdrawal Amount and Minimum Withdrawal Period may change over time as a result of withdrawal activity. Withdrawals after the Benefit Availability Date equal to or less than the Maximum Annual Withdrawal Amount generally reduce the Benefit by the amount of the withdrawal. Withdrawals in excess of the Maximum Annual Withdrawal Amount will reduce the Benefit in the same proportion that the Contract Value was reduced at the time of the withdrawal. This means if investment performance is down and Contract Value is reduced, withdrawals greater than the Maximum Annual Withdrawal Amount will result in a greater reduction of the Benefit.

Withdrawals under Income Rewards are treated like any other withdrawal for the purpose of calculating taxable income, reducing your Account Value. The withdrawals count toward the 10% you may remove each Contract Year without a withdrawal charge. Please see the "Expenses" section of this prospectus.

Any withdrawals taken may be subject to a 10% IRS penalty tax if you are under age 59 1/2 at the time of the withdrawal. For information about how the feature is treated for income tax purposes, you should consult a qualified tax advisor concerning your particular circumstances. If you set up required minimum distributions and have elected this feature, your distributions must be set up on the automated minimum distribution withdrawal program administered by our annuity service center. Withdrawals greater than the RMD determined solely with reference to this Contract and the benefits thereunder, without aggregating the Contract with any other contract or account, may reduce the benefits of this feature. In addition, if you have a qualified contract, tax law and the terms of the plan may restrict withdrawal amounts. Please see the "Access to Your Money" and "Federal Tax Matters" sections of this prospectus.

Reduction of the Contract Value

Any withdrawal under the Benefit reduces the Contract Value by the amount of the withdrawal. If the Contract Value is zero but the Stepped-Up Benefit Base is greater than zero, a Benefit remains payable under the feature until the Benefit Base is zero. However, the Contract and its features and other benefits will be terminated once the Contract Value equals zero. Once the Contract is terminated, you may not make subsequent Purchase Payments and no death benefit or future annuitization payments are available. Therefore, under adverse market conditions, withdrawals taken under the Benefit may reduce the Contract Value to zero and eliminate any other benefits of the Contract.

To receive your remaining Benefit, you may select one of the following options:

  Lump sum distribution of the discounted present value as determined by us, of the total remaining guaranteed withdrawals; or
  the current Maximum Annual Withdrawal Amount, paid equally on a quarterly, semi-annual or annual frequency as selected by you until the Stepped-Up Benefit Base equals zero; or
  any payment option mutually agreeable between you and us.

If you do not select a payment option, the remaining Benefit will be paid as the current Maximum Annual Withdrawal Amount on a quarterly basis.

Spousal Continuation of Income Rewards

A Continuing Spouse may elect to continue or cancel the feature and its accompanying fee. The components of the feature will not change as a result of a spousal continuation. However, spousal continuation contributions are not considered to be Eligible Purchase Payments. SEE SPOUSAL CONTINUATION BELOW.

Non-spousal Beneficiary and Remaining Withdrawals

If the Contract Value is greater than zero when the owner dies, a non-spousal Beneficiary must make a death claim under the Contract provisions, which terminates Income Rewards. If the Contract Value is zero when the owner dies, meaning that no death benefit is payable, but the Stepped-Up Benefit Base is greater than zero, a non-spousal Beneficiary may elect to continue receiving any remaining withdrawals under the feature. The components of the feature will not change. See "Death Benefits" below.

Cancellation of Income Rewards

Once you elect Income Rewards, you may not cancel the feature. However, there is no charge for Income Rewards after the 10th Contract anniversary.

Income Rewards automatically terminates upon the occurrence of one of the following:

  The Stepped-Up Benefit Base is equal to zero; or
  You annuitize the Contract; or
  You make a full surrender of the Contract; or
  We pay a death benefit; or
  Upon a spousal continuation, the Continuing Spouse elects not to continue the Contract with the feature.

We reserve the right to terminate the feature if withdrawals in excess of Maximum Annual Withdrawal Amount in any Benefit Year reduce the Stepped-Up Benefit Base by 50% or more.

We reserve the right to limit investment options and/or modify, suspend or terminate Income Rewards in its entirety or any components at any time for prospectively issued contracts.

See Appendix C for examples of Income Rewards and IncomeLOCK.

Capital Protector

Capital Protector is an optional living benefit offered on your Contract that guarantees your Eligible Purchase Payments against loss related to a downturn in the market. If you elect this feature, you will be charged an annualized fee, deducted on a quarterly basis. At the end of 10 full Contract Years (the "Benefit Period"), the feature makes a one-time adjustment ("Adjustment") so that your Contract will be worth at least the amount of your Eligible Purchase Payments as specified below (less adjustments for withdrawals). Capital Protector offers protection in the event that your Contract Value declines due to unfavorable investment performance.

You may only elect this feature at the time your Contract is issued, so long as the Benefit Period ends before your Latest Annuity Date. You cannot elect the feature if you are age 81 or older on the Contract issue date. Capital Protector is not available if you elect any other optional living benefit.

Capital Protector may not be available in your state or through the broker-dealer with which your financial advisor is affiliated. Please check with your financial advisor for availability.

Calculation of the Adjustment to Your Contract

The one-time Adjustment to your Contract will be made in the event that your Contract Value at the end of the Benefit Period is less than the Eligible Purchase Payments. The Adjustment is equal to your Benefit Base, as defined below, minus your Contract Value at the end of the Benefit Period. If the resulting amount is positive, you will receive an Adjustment, credited to the Money Market II Variable Account Option.. If the resulting amount is negative, no adjustment will be made. Any Adjustment is not considered a Purchase Payment for purposes of calculating other benefits or features of your Contract.

Your Benefit Base is equal to your Eligible Purchase Payments less an adjustment for all withdrawals and applicable fees and charges made subsequent to the Endorsement Date, in an amount proportionate to the amount by which the withdrawal decreased the Contract Value at the time of the withdrawal.

Important Information about Capital Protector

Capital Protector may not guarantee a return of all of your Purchase Payments. If you plan to add subsequent Purchase Payments over the life of your Contract, you should know that Capital Protector would not protect the majority of those payments.

Since Capital Protector may not guarantee a return of all Purchase Payments at the end of the Benefit Period, it is important to realize that subsequent Purchase Payments made into the Contract may decrease the value of this Benefit. For example, if near the end of the Benefit Period your Benefit Base is greater than your Contract value, and you then make a subsequent Purchase Payment that causes your Contract Value to be larger than your Benefit Base on your Benefit Date, you will not receive any Benefit even though you have paid for Capital Protector throughout the Benefit Period. You should discuss making subsequent Purchase Payments with your financial advisor as such activity may reduce or eliminate the value of the Benefit.

For information about how the Benefit is treated for income tax purposes, you should consult a qualified tax advisor for information concerning your particular circumstances.

Spousal Continuation of Capital Protector

If your spouse chooses to continue this Contract upon your death, this feature cannot be terminated. The Benefit Period will not change as a result of a spousal continuation. See "Death Benefits" below.

Cancellation of Capital Protector

Generally, this feature and its corresponding charge cannot be cancelled or terminated prior to the end of the Benefit Period. The feature terminates automatically following the end of the Benefit Period. In addition, the feature will no longer be available and no Benefit will be paid if a death benefit is paid or if the Contract is fully surrendered or annuitized before the end of the Benefit Period.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE CAPITAL PROTECTOR (IN ITS

ENTIRETY OR ANY COMPONENT) AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.

Expenses

There are fees and expenses associated with your Contract that ultimately reduce your investment return. These fees are disclosed in your Contract and may be decreased (but not increased) during the life of the Contract. Some states may require that we charge less than the amounts described below.

Please note that the amount of a charge may no necessarily correspond to the costs we incur in providing the services or benefits indicated by the designation of the charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we incur. We also may realize a profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

Separate Account Expenses

The annual Separate Account expense is 1.52% annually of the average daily ending net asset value allocated to the Variable Account Options. This charge compensates the Company for the mortality and expense risk and the costs of Contract distribution assumed by the Company.

Generally, the mortality risks assumed by the Company arise from its Contractual obligations to make income payments after the Annuity Date and to provide a death benefit. The expense risk assumed by the Company is that the costs of administering the Contracts and the Separate Account will exceed the amount received from the fees and charges assessed under the Contract.

If these charges do not cover all of our expenses, we will pay the difference. Likewise, if these charges exceed our expenses, we will keep the difference. The mortality and expense risk charge is expected to result in a profit. Profit may be used for any cost or expense including supporting distribution. SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.

Surrender/Withdrawal Charges

The Contract provides a free withdrawal amount every Contract Year. See "Access to Your Money." You may incur a Withdrawal Charge if you take a withdrawal in excess of the free withdrawal amount and/or if you fully surrender your Contract.

We apply a Withdrawal Charge against each Purchase Payment you contribute to the Contract. After a Purchase Payment has been in the Contract for 7 complete years, a Withdrawal Charge no longer applies to that Purchase Payment. The Withdrawal Charge percentage declines each year that Purchase Payment is in the Contract. The Withdrawal Charge schedule is as follows:

The standard Withdrawal Charge schedule (as a percentage of each Purchase Payment) declines over 7 years as follows:

YEARS 1 2 3 4 5 6 7 8+

7% 6% 5% 4% 3% 2% 1% 0%

If you choose the Purchase Payment Credit Enhancement, the Withdrawal Charge schedule (as a percentage of each Purchase Payment) declines over 9 years as follows:

YEARS 1 2 3 4 5 6 7 8 9 10+

9% 9% 8% 7% 6% 5% 4% 3% 2% 0%

When calculating the Withdrawal Charge, we treat withdrawals as coming first from the Purchase Payments that have been in your Contract the longest. However, for tax purposes, your withdrawals are considered as coming from earnings first, then Purchase Payments. See "Access to Your Money."

Whenever possible, we deduct the Withdrawal Charge from the money remaining in your Contract. If you fully surrender your Contract value, we deduct any applicable Withdrawal Charges from the amount surrendered.

We will not assess a Withdrawal Charge when we pay a death benefit, Contract fees and/or when you switch to the Income Phase.

Contract Maintenance Fee

During the Accumulation Phase, we deduct a Contract maintenance fee of $35 from your Contract once per year on your Contract anniversary. This charge compensates us for the cost of administering your Contract. We will deduct the Contract maintenance fee on a pro-rata basis from your Contract Value on your Contract anniversary. If you withdraw your entire Contract value, we will deduct the Contract maintenance fee from that withdrawal.

If your Contract Value is $50,000 or more on your Contract anniversary date, we currently waive this fee. This waiver is subject to change without notice.

Transfer Fee

Generally, we permit 15 free transfers between investment options each Contract year. We may charge you $25 for each additional transfer that Contract year.

Optional IncomeLOCK Fee

The annualized fee for IncomeLOCK is calculated as 0.65% of the Benefit Base for all years in which the feature is in effect. You should keep in mind that an increase in the Benefit Base due to an adjustment to a higher Anniversary Value or due to subsequent Eligible Purchase Payments will result in an increase to the dollar amount of the fee. Alternatively, a decrease in the Benefit Base due to withdrawals will decrease the dollar amount of the fee. The fee will be calculated and deducted quarterly from your Contract Value, starting on the first quarter following your Endorsement Date and ending upon termination of the Benefit. If your Contract Value and/or Benefit Base falls to zero before the feature has been terminated, the fee will no longer be deducted. We will not assess the quarterly fee if you surrender or annuitize your Contract before the end of a Contract quarter.

Optional Income Rewards Fee

The annualized Income Rewards fee will be assessed as a percentage of the Withdrawal Benefit Base. The fee will be deducted quarterly from your Contract Value beginning on the first quarter following the Contract issue date and ending upon the termination of the feature. If your Contract Value falls to zero before the feature has been terminated, the fee will no longer be assessed. We will not assess the quarterly fee if you surrender or annuitize before the end of a Contract quarter. The fee is as follows:

CONTRACT YEAR ANNUALIZED FEE

0-7 years 0.65%

8-10 years 0.45%

11+ years none

Optional Capital Protector Fee

The annualized fee for the Capital Protector feature is calculated as a percentage of your Contract Value minus Purchase Payments received after the 90th day since the Contract issue date. If you elect the feature, the fee is deducted at the end of the first Contract quarter and quarterly thereafter from your Contract Value. The fee is as follows:

CONTRACT YEAR ANNUALIZED FEE

0-7 years 0.50%

8-10 years 0.25%

11+ years none

Optional EstatePlus Fee

The fee for EstatePlus is 0.25% of the average daily ending net asset value allocated to the Variable Account Option.

Premium Taxes

Certain states charge the Company a tax on Purchase Payments, ranging from zero to 3.50%. If required, we deduct these premium tax charges when you fully surrender your Contract or begin the Income Phase. In the future, we may deduct this premium tax at the time you make a Purchase Payment or upon payment of a death benefit.

Income Taxes

We do not currently deduct income taxes from your Contract. We reserve the right to do so in the future.

Reduction or Elimination of Fees and Expenses and Additional Amounts Credited

Sometimes sales of Contracts to groups of similarly situated individuals may lower our fees and expenses. We reserve the right to reduce or waive certain fees and expenses when this type of sale occurs. In addition, we may also credit additional amounts to Contracts sold to such groups. We determine which groups are eligible for this treatment. Some of the criteria we evaluate to make a determination are size of the group; amount of expected Purchase Payments; relationship existing between us and the prospective purchaser; length of time a group of Contracts is expected to remain active; purpose of the purchase and whether that purpose increases the likelihood that our expenses will be reduced; and/or any other factors that we believe indicate that fees and expenses may be reduced.

The Company may make such a determination regarding sales to its employees, it affiliates' employees and employees of selling broker-dealers; its registered representatives; and immediate family members of all of those described.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE ANY SUCH DETERMINATION OR THE TREATMENT APPLIED TO A PARTICULAR GROUP AT ANY TIME.

Access to Your Money

You can access money in your Contract by making a partial or full withdrawal during the Accumulation Phase and/or by receiving income payments during the Income Phase. See "Income Phase Payout Options" below. Any request for withdrawal will be priced as of the Business Day it is received by us in good order if the request is received before Market Close. If the request for withdrawal is received after Market Close, the request will be priced as of the next Business Day.

Your Contract provides for a free withdrawal amount each Contract Year. A free withdrawal amount is the portion of your Contract that we allow you to take out each year without being charged a Withdrawal Charge. However, upon a future surrender (total withdrawal) of your Contract, if Withdrawal Charges are still applicable, any amounts removed previously as free withdrawals would then become subject to a Withdrawal Charge.

To determine your free withdrawal amount and your Withdrawal Charge, we refer to two special terms: "penalty-free earnings" and the "total invested amount." The penalty-free earnings amount is your Contract Value minus your total invested amount. The total invested amount is the total of all Purchase Payments minus portions of prior withdrawals that reduce your total invested amount as follows:

  Free withdrawals in any year that were in excess of your penalty-free earnings and were based on the portion of the total invested amount that was no longer subject to Withdrawal Charges at the time of the withdrawal; and
  Any prior withdrawals (including Withdrawal Charges applicable to those withdrawals) of the total invested amount on which you already paid a Withdrawal Charge.

When you make a withdrawal, we deduct it from penalty-free earnings first, then from the total invested amount on a first-in, first-out basis. This means that you can access Purchase Payments that are no longer subject to a Withdrawal Charge before those Purchase Payments that are still subject to the Withdrawal Charge.

During the first year after we issue your Contract, your free withdrawal amount is the greater of:

  your penalty-free earnings; or
  if you are participating in the Systematic Withdrawal program, a total of 10% of your total invested amount.

After the first Contract year, you can withdraw the greater of the following amounts each year:

  your penalty-free earnings and any portion of your total invested amount no longer subject to a Withdrawal Charge; or
  10% of the portion of your total invested amount that has been in your Contract for at least one year.

Generally, we deduct a Withdrawal Charge applicable to any partial or total withdrawal when Purchase Payments are withdrawn before the end of the Withdrawal Charge period, as shown in "Expenses" below. We calculate Withdrawal Charges due on a total withdrawal on the Business Day after we receive your request and your Contract. We return your Contract Value or the partial amount withdrawn, less any applicable fees and charges.

The Withdrawal Charge percentage is determined by the age of the Purchase Payment remaining in the Contract at the time of the withdrawal. For the purpose of calculating the Withdrawal Charge, any prior free withdrawal is not subtracted from the total Purchase Payments that are still subject to Withdrawal Charges.

If you withdraw more than the free withdrawal amount for a Contract Year, any Purchase Payments withdrawn that are in excess of the free withdrawal amount will result in payment of a Withdrawal Charge. The amount of the charge and how it applies are discussed more fully in "Expenses" below. You should consider, before purchasing this Contract, the effect this Withdrawal Charge will have on your investment if you need to withdraw more money than the free withdrawal amount. You should fully discuss this decision with your financial advisor.

For example, you make an initial Purchase Payment of $100,000, assume a 0% growth rate over the life of the Contract and no subsequent Purchase Payments. In Contract year 2, you take out your maximum free withdrawal of $10,000. After that free withdrawal your Contract Value is $90,000. In the 3rd Contract year, you request a total withdrawal of your Contract. We will apply the following calculation:

A-(B x C)=D, where:

A = Your Contract Value at the time of your request for withdrawal ($90,000)

B = The amount of your Purchase Payments still subject to Withdrawal Charge ($100,000)

C = The Withdrawal Charge percentage applicable to the age of each Purchase Payment (assuming 5% is the applicable percentage) [B x C=$5,000]

D = Your full Contract Value ($85,000) available for total withdrawal

Under most circumstances, the partial withdrawal minimum is $1,000. We require that the value left in any Variable Account Option or Fixed Accounts be at least $100, after the withdrawal and your total Contract Value must be at least $500. You must send a written withdrawal request. For withdrawals of $500,000 and more, you must submit a signature guarantee at the time of your request. Unless you provide us with different instructions, partial withdrawals will be made pro rata from each Variable Account Option and the Fixed Account in which your Contract is invested. In the event that a pro rata partial withdrawal would cause the value of any Variable Account Option or Fixed Account investment to be less than $100, we will contact you to obtain alternate instructions on how to structure the withdrawal.

If you received a Purchase Payment Credit Enhancement, you will not receive the deferred Payment Enhancement if you fully withdraw a Purchase Payment or your Contract Value prior to the corresponding Deferred Payment Enhancement Date. Please be aware that a 10% penalty-free withdrawal will proportionally reduce the amount of any corresponding Deferred Payment Enhancement.

Withdrawals made prior to age 59 1/2 may result in a 10% IRS penalty tax (See "Federal Tax Matters" below). Under certain Qualified plans, access to the money in your Contract may be restricted.

We may be required to suspend or postpone the payment of a withdrawal for any period of time when certain circumstances exist, including: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Variable Account Options is not reasonably practicable; (4) the SEC, by order, so permits for the protection of Contract owners.

Additionally, we reserve the right to defer payments for a withdrawal from a Fixed Account for up to six months.

If mandated under applicable law, we may be required to reject a purchase payment. We may also be required to provide additional information about your account to government regulators. In addition, we may be required to block your account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans or death benefits until instructions are received from the appropriate regulator.

Systematic Withdrawal Program

During the Accumulation Phase, you may elect to receive periodic income payments under the Systematic Withdrawal program. Under the program, you may choose to take monthly, quarterly, semi-annual or annual payments from your Contract. A Withdrawal Charge may apply. The minimum amount of each withdrawal is $100 and there must be at least $500 remaining in your Contract at all times. Please keep in mind that withdrawals may be taxable and a 10% federal penalty tax may apply if you are under age 59 1/2. Electronic transfer of these systematic withdrawals to your bank account is available at no additional charge.

The program is not available to everyone. Please check with our Annuity Service Center for the necessary enrollment forms. We reserve the right to modify, suspend or terminate the systematic withdrawal program at any time.

Nursing Home Waiver

If you are confined to a nursing home for 60 days or longer, we may waive the Withdrawal Charge on certain withdrawals prior to the Annuity Date. The waiver applies only to withdrawals made while you are in a nursing home or within 90 days after you leave the nursing home. You cannot use this waiver during the first 90 days after your Contract is issued. In addition, the confinement period for which you seek the waiver must begin after you purchase your Contract. We will only waive the Withdrawal Charges on withdrawals or surrenders of Contract Value paid directly to the Contract owner, and not to a third party or other financial services company.

In order to use this waiver, you must submit with your withdrawal request, the following documents: (1) a doctor's note recommending admittance to a nursing home; (2) an admittance form which shows the type of facility you entered; and (3) a bill from the nursing home which shows that you met the 60-day confinement requirement.

Minimum Contract Value

Where permitted by state law, we may terminate your Contract if both of the following occur: (1) your Contract is less than $500 as a result of withdrawals; and (2) you have not made any Purchase Payments during the past three years. We will provide you with sixty days written notice that your Contract is being terminated. At the end of the notice period, we will distribute the Contract's remaining value to you.

Income PHASE Payout Options

Annuity Date

During the Income Phase, we use the money accumulated in your Contract to make regular income payments to you. You may switch to the Income Phase any time after your second Contract anniversary. You must provide us with a written request of the date you want income payments to begin. Your annuity date is the first day of the month you select income payments to begin ("Annuity Date"). You may change your Annuity Date, so long as you do so at least seven days before the income payments are scheduled to begin. Except as indicated under Option 5 below, once you begin receiving income payments, you cannot otherwise access your money through a withdrawal or surrender.

Income payments must begin on or before your Latest Annuity Date. If you do not choose an Annuity Date, your income payments will automatically begin on the Latest Annuity Date.

If the Annuity Date is past your 85th birthday, your Contract could lose its status as an annuity under Federal tax laws. This may cause you to incur adverse tax consequences. In addition, most Qualified Contracts require you to take minimum distributions after you reach age 70 1/2. See "Federal Tax Matters" below.

Income Payout Options

You must contact us to select an income option. If you elect to receive income payments but do not select an option, your income payments shall be in accordance with Option 4 for a period of 10 years; for income payments based on joint lives, the default is Option 3 for a period of 10 years.

We base our calculation of income payments on the life expectancy of the Annuitant and the annuity rates set forth in your Contract. As the Contract owner, you may change the Annuitant at any time prior to the Annuity Date. You must notify us if the Annuitant dies before the Annuity Date and designate a new Annuitant. Please read the SAI for a more detailed discussion of the Income Payout Options.

OPTION 1 - LIFE INCOME ANNUITY

This option provides income payments for the life of the Annuitant. Income payments stop when the Annuitant dies.

OPTION 2 - JOINT AND SURVIVOR LIFE INCOME ANNUITY

This option provides income payments for the life of the Annuitant and for the life of another designated person. Upon the death of either person, we will continue to make income payments during the lifetime of the survivor. Income payments stop when the survivor dies.

OPTION 3 - JOINT AND SURVIVOR LIFE INCOME ANNUITY WITH 10 OR 20 YEARS GUARANTEED

This option is similar to Option 2 above, with an additional guarantee of payments for at least 10 or 20 years, depending on the period chosen. If the Annuitant and the survivor die before all of the guaranteed income payments have been made, the remaining income payments are made to the Beneficiary under your Contract.

OPTION 4 - LIFE INCOME ANNUITY WITH 10 OR 20 YEARS GUARANTEED

This option is similar to Option 1 above with an additional guarantee of payments for at least 10 or 20 years, depending on the period chosen. If the Annuitant dies before all guaranteed income payments are made, the remaining income payments are made to the Beneficiary under your Contract.

OPTION 5 - INCOME FOR A SPECIFIED PERIOD

This option provides income payments for a guaranteed period ranging from 5 to 30 years, depending on the period chosen. If the Annuitant dies before all the guaranteed income payments are made, the remaining income payments are made to the Beneficiary under your Contract. Additionally, if variable income payments are elected under this option, you (or the Beneficiary under the Contract if the Annuitant dies prior to all guaranteed income payments being made) may redeem any remaining guaranteed variable income payments after the Annuity Date. The amount available upon such redemption would be the discounted present value of any remaining guaranteed variable income payments. If provided for in your Contract, any applicable Withdrawal Charge will be deducted from the discounted value as if you fully surrendered your Contract.

The value of an Annuity Unit, regardless of the option chosen, takes into account the mortality and expense risk charge. Since Option 5 does not contain an element of mortality risk, no benefit is derived from this charge.

Fixed or Variable Income Payments

You can choose income payments that are fixed, variable or both. Unless otherwise elected, if at the date when income payments begin you are invested in the Variable Account Options only, your income payments will be variable and if your money is only in Fixed Accounts at that time, your income payments will be fixed in amount. Further, if you are invested in both fixed and variable investment options when income payments begin, your payments will be fixed and variable, unless otherwise elected. If income payments are fixed, the Company guarantees the amount of each payment. If the income payments are variable, the amount is not guaranteed for the reasons noted below.

Frequency of Income Payments

We make income payments on a monthly, quarterly, semi-annual or annual basis. You instruct us to send you a check or to have the payments directly deposited into your bank account. If state law allows, we distribute annuities with a Contract Value of $5,000 or less in a lump sum. Also, if state law allows and the selected income option results in income payments of less than $50 per payment, we may decrease the frequency of payments.

If you are invested in the Variable Account Options after the Annuity date, your income payments vary depending on the following:

  for life options, your age when payments begin; and
  the Contract Value attributable to the Variable Account Options on the Annuity Date; and
  the 3.5% assumed investment rate used in the annuity table for the Contract; and
  the performance of the Variable Account Options in which you are invested during the time you receive income payments.

If you are invested in both the Fixed Accounts and the Variable Account Options after the Annuity Date, the allocation of funds between the fixed and variable options also impacts the amount of your annuity payments.

Assumed Investment Rate

The value of variable income payments, if elected, is based on an assumed interest rate ("AIR") that is compounded annually. The AIR is the rate used to determine your first monthly (or other frequency) Income Payment per thousand dollars of account value in your Variable Account Option. When you decide to enter the Income Phase, you will select your Income Payout Option, your Annuity Date, and the AIR. You may choose an AIR ranging from 3.5% to 5% (as prescribed by state law). Your choice of AIR may affect the duration and frequency of payments, depending on the Income Payout Option selected.

Variable income payments generally increase or decrease from one income payment date to the next based upon the performance of the applicable Variable Account Options. If the performance of the Variable Account Options selected is equal to the AIR, the income payments will remain constant. If performance of Variable Account Options is greater than the AIR, the Income Payments will increase, and if it is less than the AIR, the Income Payments will decline. A higher AIR will generate a higher initial Income Payment, but as Income Payments continue they may become smaller, and eventually could be less than if you had initially selected a lower AIR. The frequency of the Income Payments may lessen to ensure that each Income Payment is at least $25 per month.

Deferment of Fixed Payments

We may defer making fixed payments for up to six months, or less if required by law. Interest is credited to you during the deferral period.

Death BenefitS

If you die during the Accumulation Phase of your Contract, we pay a death benefit to your Beneficiary. You must select a death benefit option at the time you purchase your Contract. Once selected, you cannot change your death benefit option. You should discuss the available options with your financial advisor to determine which option is best for you.

We do not pay a death benefit if you die after you switch to the Income Phase. In that case, your Beneficiary would receive any remaining guaranteed income payments in accordance with the income option you selected as discussed below.

You designate your Beneficiary who will receive any death benefit payments. You may change the Beneficiary at any time, unless you previously made an irrevocable Beneficiary designation. If your Contract is jointly owned, the surviving joint owner is the sole beneficiary.

We calculate and pay the death benefit when we receive all required paperwork and satisfactory proof of death. All death benefit calculations discussed below are made as of the day a death benefit request is received by us in good order (including satisfactory proof of death) if the request is received before Market Close. If the death benefit request is received after Market Close, the death benefit calculations will be as of the next Business Day. We consider the following satisfactory proof of death:

  a certified copy of the death certificate; or
  a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or
  a written statement by a medical doctor who attended the deceased at the time of death; or
  any other proof satisfactory to us.

If a Beneficiary does not elect a specific form of pay out, within 60 days of our receipt of all required paperwork and satisfactory proof of death, we pay a lump sum death benefit to the Beneficiary.

The death benefit must be paid within 5 years of the date of death unless the Beneficiary elects to have it payable in the form of an income option. If the Beneficiary elects an income option, it must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Payments must begin within one year of your death.

Terms Used in this Discussion of Death Benefits

The term "Net Purchase Payment" is used frequently in describing the death benefit payable. Net Purchase Payment is an on-going calculation. It does not represent a Contract value.

We define Net Purchase Payments as Purchase Payments less an adjustment for each withdrawal. If you have not taken any withdrawals from your Contract, Net Purchase Payments equals total Purchase Payments into your Contract. To calculate the adjustment amount for the first withdrawal made under the Contract, we determine the percentage by which the withdrawal reduced the Contract value. For example, a $10,000 withdrawal from a $100,000 Contract is a 10% reduction in value. This percentage is calculated by dividing the amount of each withdrawal (and any applicable fees and charges) by the Contract Value immediately before taking the withdrawal. The resulting percentage is then multiplied by the amount of the total Purchase Payments and subtracted from the amount of the total Purchase Payments on deposit at the time of the withdrawal. The resulting amount is the initial Net Purchase Payment.

To arrive at the Net Purchase Payment calculation for subsequent withdrawals, we determine the percentage by which the Contract Value is reduced, by taking the amount of the withdrawal in relation to the Contract Value immediately before the withdrawal. We then multiply the Net Purchase Payment calculation as determined prior to the withdrawal, by this percentage. We subtract that result from the Net Purchase Payment calculation as determined prior to the withdrawal to arrive at all subsequent Net Purchase Payment calculations.

The term "withdrawals" as used in describing the death benefit options is defined as withdrawals and the fees and charges applicable to those withdrawals.

THE COMPANY DOES NOT ACCEPT PURCHASE PAYMENTS FROM ANYONE AGE 86 OR OLDER. THE DEATH BENEFIT CALCULATIONS ASSUME THAT NO PURCHASE PAYMENTS ARE RECEIVED ON OR AFTER YOUR 86TH BIRTHDAY.

Death Benefit Options

This Contract provides two death benefit options: the Purchase Payment Accumulation Option and the Maximum Anniversary Option. In addition, you may also elect the optional EstatePlus feature, described below. These elections must be made at the time you purchase your Contract and once made, cannot be changed or terminated.

OPTION 1 - PURCHASE PAYMENT ACCUMULATION OPTION

If the Contract is issued prior to your 75th birthday, the death benefit is the greatest of:

  Contract value; or
  Net Purchase Payments, compounded at 3% annual growth rate to the earlier of the 75th birthday or the date of death, reduced for withdrawals after the 75th birthday in the same proportion that the Contract Value was reduced on the date of such withdrawal, and adjusted for Net Purchase Payments received after the 75th birthday; or
  Contract Value on the seventh Contract anniversary, reduced for withdrawals since the seventh Contract anniversary in the same proportion that the Contract Value was reduced on the date of such withdrawal, and adjusted for Net Purchase Payments received after the seventh Contract anniversary.

The Purchase Payment Accumulation Option can only be elected prior to your 75th birthday.

OPTION 2 - MAXIMUM ANNIVERSARY OPTION

If the Contract is issued prior to your 83rd birthday, the death benefit is the greatest of:

  Contract value; or
  Net Purchase Payments; or
  Maximum anniversary value on any Contract anniversary prior to your 83rd birthday. The anniversary values equal the Contract Value on a Contract anniversary, reduced for withdrawals since that Contract anniversary in the same proportion that the Contract Value was reduced on the date of such withdrawal, and adjusted for any Net Purchase Payments since that anniversary.

If the Contract is issued on or after your 83rd birthday but before your 86th birthday, the death benefit is greater of:

  Contract value; or
  The lesser of:
  Net Purchase Payments; or
  125% of Contract Value.

If you are age 90 or older at the time of death and selected the Maximum Anniversary death benefit, the death benefit will be equal to the Contract Value on the date all required information is received. Accordingly, you will not get any benefit from this option if you are age 90 or older at the time of your death.

For Contracts in which the aggregate of all Purchase Payments in Contracts issued to the same owner/annuitant are in excess of $1,000,000, we reserve the right to limit the death benefit amount that is in excess of Contract Value at the time we receive all paperwork and satisfactory proof of death. Any limit on the maximum death benefit payable would be mutually agreed upon by you and the Company prior to purchasing the Contract.

Optional EstatePlus Benefit

EstatePlus, an optional benefit of your Contract, may increase the death benefit amount if you have earnings in your Contract at the time of death. The fee for the benefit is 0.25% of the average daily ending net asset value allocated to the Variable Account Options. EstatePlus is not available if you are age 81 or older at the time we issue your Contract. EstatePlus may not be available in your state or through the broker-dealer with which your financial advisor is affiliated. Please contact your financial advisor for information regarding availability.

You must elect EstatePlus at the time we issue your Contract and you may not terminate this election. EstatePlus is not payable after the Latest Annuity Date. You may pay for EstatePlus and your Beneficiary may never receive the benefit if you live past the Latest Annuity Date.

We will add a percentage of your Contract earnings (the "EstatePlus Percentage"), subject to a maximum dollar amount (the "Maximum EstatePlus Benefit"), to the death benefit payable. The Contract year of your death will determine the EstatePlus Percentage and the Maximum EstatePlus Benefit.

The table below applies if your Contract was issued prior to your 70th birthday:
Contract Year of Death	EstatePlus Percentage	Maximum EstatePlus Benefit
Years 0 - 4	25% of Earnings	40% of Net Purchase Payments
Years 5 - 9	40% of Earnings	65% of Net Purchase Payments
Years 10+	50% of Earnings	75% of Net Purchase Payments*

The table below applies to Contracts issued on or after your 70th birthday but prior to your 81st birthday:
Contract Year of Death	EstatePlus Percentage	Maximum EstatePlus Benefit
Years 0 - 4	25% of Earnings	40% of Net Purchase Payments*

Purchase Payments received after the 5th Contract anniversary must remain in the Contract for at least 6 full months to be included as part of Net Purchase Payments for the purpose of the Maximum EstatePlus Benefit.

Contract Year of Death

Contract Year of Death is the number of full 12-month periods during which you have owned your Contract ending on the date of death. Your Contract Year of Death is used to determine the EstatePlus Percentage and Maximum EstatePlus Benefit as indicated in the table above.

EstatePlus Percentage

We determine the EstatePlus benefit using the EstatePlus Percentage, indicated in the table above, which is a specified percentage of the earnings in your Contract on the date of death. For the purpose of this calculation, earnings equals Contract Value minus Net Purchase Payments as of the date of death. If there are no earnings in your Contract at the time of death, the amount of your EstatePlus benefit will be zero.

Maximum EstatePlus Benefit

The EstatePlus benefit is subject to a maximum dollar amount. The Maximum EstatePlus Benefit is equal to a specified percentage of your Net Purchase Payments, as indicated in the table above.

Continuing Spouse

A Continuing Spouse may continue or terminate EstatePlus on the Continuation Date but cannot continue the Contract with EstatePlus if they are age 81 or older on the Continuation Date. If the Continuing Spouse terminates EstatePlus or dies after the Latest Annuity Date, no EstatePlus benefit will be payable to the Continuing Spouse's Beneficiary. See Appendix A for information regarding a Continuing Spouse and Death Benefits.

Beneficiary Continuation Options

This contract provides three beneficiary continuation options described below:

  the Extended Legacy Program;
  the Five-Year option; and
  the Spousal Continuation option

Extended Legacy Program

A Beneficiary may elect to continue the Contract and take the death benefit amount in a series of payments based upon the Beneficiary's life expectancy under the Extended Legacy program described below, subject to the applicable Internal Revenue Code distribution requirements. Payments must begin under the selected Income Option or the Extended Legacy program no later than the first anniversary of your death for Non-Qualified Contracts or December 31st of the year following the year of your death for IRAs. Your Beneficiary cannot participate in the Extended Legacy program if your Beneficiary has already elected another settlement option. Beneficiaries who do not begin taking payments within these specified time periods will not be eligible to elect an Income Option or participate in the Extended Legacy program.

The Extended Legacy program can allow a Beneficiary to take the death benefit amount in the form of income payments over a longer period of time with the flexibility to withdraw more than the IRS required minimum distribution if they wish. The Contract continues in the original owner's name for the benefit of the Beneficiary. A Beneficiary may elect to continue the Contract and take the death benefit amount in a series of payments based upon the Beneficiary's life expectancy under the Extended Legacy program described below, subject to the applicable Internal Revenue Code distribution requirements. Payments under the selected income option or under the Extended Legacy program must begin no later than the first anniversary of your death for Non-Qualified Contracts or December 31st of the year following the year of your death for IRAs. Beneficiaries who do not begin taking payments within these specified time periods will not be eligible to elect an income option or participate in the Extended Legacy program. Your Beneficiary cannot participate in the Extended Legacy program if your Beneficiary has already elected another payout option. The Extended Legacy program allows the Beneficiary to take distributions in the form of a series of payments similar to the required minimum distributions under an IRA. Generally, IRS required minimum distributions must be made at least annually over a period not to exceed the Beneficiary's life expectancy as determined in the calendar year after your death. A Beneficiary may withdraw all or a portion of the Contract Value at any time, name their own beneficiary to receive any remaining unpaid interest in the Contract in the event of their death and make transfers among investment options. If the Contract Value is less than the death benefit amount as of the date we receive satisfactory proof of death and all required paperwork, we will increase the Contract Value by the amount which the death benefit exceeds Contract value. Participation in the program may impact certain features of the Contract that are detailed in the Death Claim Form. Please see your financial advisor for additional information.

Five-Year Option

Instead of choosing the above Extended Legacy program, the Beneficiary may elect to receive the death benefit over five years. The Beneficiary may take withdrawals as desired, but the entire Contract Value must be distributed by the fifth anniversary of your death for Non-Qualified Contracts or by December 31st of the year containing the fifth anniversary of your death for IRAs. For IRAs, the five-year option is not available if the date of death is after the required beginning date for distributions (April 1 of the year following the year the owner reaches the age of 70 1/2).

Spousal Continuation Option

The Continuing Spouse may elect to continue the Contract after your death. Generally, the Contract and its benefit and elected features, if any, remain the same. The Continuing Spouse is subject to the same fees, charges and expenses applicable to the original owner of the Contract. A spousal continuation can only take place once, upon the death of the original owner of the Contract.

To the extent that the Continuing Spouse invests in the Variable Account Options, they will be subject to investment risk as was the original owner.

Upon a spousal continuation, we will contribute to the Contract Value an amount by which the death benefit that would have been paid to the Beneficiary upon the death of the original owner, exceeds the Contract Value ("Continuation Contribution"), if any. We calculate the Continuation Contribution as of the date of the original owner's death. We will add the Continuation Contribution as of the date we receive both the Continuing Spouse's written request to continue the Contract and proof of death of the original owner in a form satisfactory to us ("Continuation Date"). The Continuation Contribution is not considered a Purchase Payment for the purposes of any other calculations except the death benefit following the Continuing Spouse's death. Generally, the age of the Continuing Spouse on the Continuation Date and on the date of the Continuing Spouse's death will be used in determining any future death benefits under the Contract. See the Spousal Continuation Appendix (Appendix B) for a discussion of the death benefit calculations after a spousal continuation.

You may wish to consult your tax advisor regarding tax implications and your particular circumstances with regard to the Death Benefits offered. We reserve the right to modify, suspend or terminate the EstatePlus and/or the spousal continuation provisions in their entirety or any component at any time for prospectively issued contracts. Please see "Optional Living Benefits" and "Death Benefits" for more information.

Federal Tax Matters

The basic summary below addresses broad federal taxation matters rather than state taxation issues or questions. We urge you to seek competent tax advice about your own circumstances. We do not guarantee the tax status of your annuity. Tax laws change periodically; therefore, we cannot guarantee that the information below is complete or accurate. We have included an additional discussion regarding Taxes in the SAI.

Annuity Contracts in General

The Internal Revenue Code ("IRC") provides for special rules regarding the tax treatment of annuity Contracts. Generally, taxes on the earnings in your annuity Contract are deferred until you take the money out. Qualified retirement investments that satisfy specific tax and ERISA requirements automatically provide tax deferral regardless of whether the underlying Contract is an annuity, a trust, or a custodial account. Different rules apply depending on how you take the money out and whether your Contract is Qualified or Non-Qualified.

If you do not purchase your Contract under a pension plan, a specially sponsored employer program or an individual retirement account, your Contract is referred to as a Non-Qualified Contract. A Non-Qualified Contract receives different tax treatment than a Qualified Contract. In general, your cost in a Non-Qualified Contract is equal to the Purchase Payments you put into the Contract. You have already been taxed on the cost basis in your Contract.

If you purchase your Contract under a pension plan, a specially sponsored employer program, as an individual retirement annuity, or under an individual retirement account, your Contract is referred to as a Qualified Contract. Examples of qualified plans or arrangements are: Individual Retirement Annuities and Individual Retirement Accounts (IRAs), Roth IRAs, Tax-Sheltered Annuities (also referred to as 403(b) annuities or 403(b) Contracts), plans of self-employed individuals (often referred to as H.R. 10 Plans or Keogh Plans), pension and profit sharing plans including 401(k) plans, and governmental 457(b) plans. Typically, for employer plans and tax-deductible IRA contributions, you have not paid any tax on the Purchase Payments used to buy your Contract and therefore, you have no cost basis in your Contract. However, you normally will have a cost basis in a Roth IRA, a Roth 403(b) or a Roth 401(k) account, and you may have cost basis in a traditional IRA or in another Qualified Contract.

If available and you elect an optional living benefit, the application of certain tax rules, including those rules relating to distributions from your Contract, are not entirely clear. While such benefits are not intended to adversely affect the tax treatment of distributions or of the Contract, based on available guidance, you should be aware that little such guidance is available. In view of this uncertainty, you should consult a tax advisor before purchasing a guaranteed minimum withdrawal benefit rider and/or other optional living benefit.

Tax Treatment of Distributions - Non-Qualified Contracts

If you make partial or total withdrawals from a Non-Qualified Contract, the IRC generally treats such withdrawals as coming first from taxable earnings and then coming from your Purchase Payments. Purchase payments made prior to August 14, 1982, however, are an important exception to this general rule, and for tax purposes generally are treated as being distributed first, before either the earnings on those contributions, or other purchase payments and earnings in the Contract. If you annuitize your Contract, a portion of each income payment will be considered, for tax purposes, to be a return of a portion of your Purchase Payment, generally until you have received all of your Purchase Payment. Any portion of each income payment that is considered a return of your Purchase Payment will not be taxed. Additionally, the taxable portion of any withdrawals, whether annuitized or other withdrawals, generally is subject to applicable state and/or local income taxes, and may be subject to an additional 10% penalty tax unless withdrawn in conjunction with the following circumstances:

  after attaining age 59 1/2;
  when paid to your beneficiary after you die;
  after you become disabled (as defined in the IRC);
  when paid as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated beneficiary for a period of 5 years or attainment of age 59 1/2, whichever is later;
  under an immediate annuity Contract;
  amounts attributable to Purchase Payments made prior to August 14, 1982.

Tax Treatment of Distributions - Qualified Contracts

(including Governmental 457(b) Eligible Deferred Compensation Plans)

Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified Contract. As a result, most amounts withdrawn from the Contract or received as income payments will be taxable income. Exceptions to this general include withdrawals attributable to after-tax Roth IRA, Roth 403(b), and Roth 401(k) contributions. Withdrawals from Roth IRAs are generally treated for federal tax purposes as coming first from the Roth contributions that have already been taxed, and as entirely tax free. Withdrawals from Roth 403(b) and Roth 401(k) accounts, and withdrawals generally from Qualified Contracts, are treated generally as coming pro-rata from amounts that already have been taxed and amounts that are taxed upon withdrawal. Withdrawals from Roth IRA, Roth 403(b) and Roth 401(k) accounts which satisfy certain qualification requirements, including the Owner's attainment of age 59 1/2 and at least five years in a Roth account under the plan or IRA, will not be subject to federal income taxation.

The taxable portion of any withdrawal or income payment from a Qualified Contract will be subject to an additional 10% penalty tax, under the IRC, except in the following circumstances:

  after attainment of age 59 1/2;
  when paid to your beneficiary after you die;
  after you become disabled (as defined in the IRC);
  - as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated beneficiary for a period of 5 years or attainment of age 59 1/2, whichever is later;
  payments to employees after separation from service after attainment of age 55 (does not apply to IRAs);
  dividends paid with respect to stock of a corporation described in IRC Section 404(k);
  for payment of medical expenses to the extent such withdrawals do not exceed limitations set by the IRC for deductible amounts paid during the taxable year for medical care;
  payments to alternate payees pursuant to a qualified domestic relations order (does not apply to IRAs)
  for payment of health insurance if you are unemployed and meet certain requirements distributions from IRAs for higher education expenses
  distributions from IRAs for first home purchases
  amounts distributed from a Code Section 457(b) plan other than amounts representing rollovers from an IRA or employer sponsored plan to which the 10% penalty would otherwise apply.

The IRC limits the withdrawal of an employee's voluntary Purchase Payments from a Tax-Sheltered Annuity (TSA). Withdrawals can only be made when an owner: (1) reaches age 59 1/2; (2) severs employment with the employer; (3) dies; (4) becomes disabled (as defined in the IRC); or (5) experiences a financial hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. Additional plan limitations may also apply. Amounts held in a TSA annuity Contract as of December 31, 1988 are not subject to these restrictions. Qualifying transfers of amounts from one TSA Contract to another TSA Contract under section 403(b) or to a custodial account under section 403(b)(7), and qualifying transfers to a state defined benefit plan to purchase service credits, are not considered distributions, and thus are not subject to these withdrawal limitations. Transfers among 403(b) annuities and/or 403(b)(7) custodial accounts generally are subject to rules set out in the Code, regulations, IRS pronouncements, and other applicable legal authorities. If amounts are transferred from a custodial account described in Code section 403(b)(7) to this Contract the transferred amount will retain the custodial account withdrawal restrictions.

Withdrawals from other Qualified Contracts are often limited by the IRC and by the employer's plan.

Minimum Distributions

Generally, the IRC requires that you begin taking annual distributions from qualified annuity Contracts by April 1 of the calendar year following the later of (1) the calendar year in which you attain age 70 1/2 or (2) the calendar year in which you separate from service from the employer sponsoring the plan. If you own an IRA, you must begin taking distributions when you attain age 70 1/2. If you own more than one TSA, you may be permitted to take your annual distributions in any combination from your TSAs. A similar rule applies if you own more than one IRA. However, you cannot satisfy this distribution requirement for your TSA Contract by taking a distribution from an IRA, and you cannot satisfy the requirement for your IRA by taking a distribution from a TSA.

You may be subject to a surrender charge on withdrawals taken to meet minimum distribution requirements, if the withdrawals exceed the Contract's maximum penalty free amount.

Failure to satisfy the minimum distribution requirements may result in a tax penalty. You should consult your tax advisor for more information.

You may elect to have the required minimum distribution amount on your Contract calculated and withdrawn each year under the automatic withdrawal option. You may select monthly, quarterly, semiannual, or annual withdrawals for this purpose. This service is provided as a courtesy and we do not guarantee the accuracy of our calculations. Accordingly, we recommend you consult your tax advisor concerning your required minimum distribution. You may terminate your election for automated minimum distribution at any time by sending a written request to our Annuity Service Center. We reserve the right to change or discontinue this service at any time.

The IRS issued regulations, effective January 1, 2003, regarding required minimum distributions from qualified annuity Contracts. One of the regulations effective January 1, 2006 will require that the annuity Contract Value used to determine required minimum distributions include the actuarial value of other benefits under the Contract, such as optional death benefits and living benefits. This regulation does not apply to required minimum distributions made under an irrevocable annuity income option. You should discuss the effect of these new regulations with your tax advisor.

Tax Treatment of Death Benefits

Any death benefits paid under the Contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply whether the death benefits are paid as lump sum or annuity payments. Estate taxes may also apply.

Certain enhanced death benefits may be purchased under your Contract. Although these types of benefits are used as investment protection and should not give rise to any adverse tax effects, the IRS could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the Contract. In that case, the amount of the partial withdrawal may be includible in taxable income and subject to the 10% penalty if the owner is under 59 1/2.

If you own a Qualified Contract and purchase these enhanced death benefits the IRS may consider these benefits "incidental death benefits" or "life insurance." The IRC imposes limits on the amount of the incidental benefits and/or life insurance allowable for Qualified Contracts and the employer-sponsored plans under which they are purchased. If the death benefit(s) selected by you are considered to exceed these limits, the benefit(s) could result in taxable income to the owner of the Qualified Contract, and in some cases could adversely impact the qualified status of the Qualified Contract or the plan. You should consult your tax advisor regarding these features and benefits prior to purchasing a Contract.

Contracts Owned by a Trust or Corporation

A Trust or Corporation ("Non-Natural Owner") that is considering purchasing this Contract should consult a tax advisor. Generally, the IRC does not treat a Non-Qualified Contract owned by a Non-Natural Owner as an annuity Contract for Federal income tax purposes. The Non-Natural Owner pays tax currently on the Contract's value in excess of the owner's cost basis. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. See the SAI for a more detailed discussion of the potential adverse tax consequences associated with non-natural ownership of a Non-Qualified annuity Contract.

Gifts, Pledges and/or Assignments of a Contract

If you transfer ownership of your Non-Qualified Contract to a person other than your spouse (or former spouse incident to divorce) as a gift you will pay federal income tax on the Contract's cash value to the extent it exceeds your cost basis. The recipient's cost basis will be increased by the amount on which you will pay federal taxes. In addition, the IRC treats any assignment or pledge (or agreement to assign or pledge) of any portion of a Non- Qualified Contract as a withdrawal. See the SAI for a more detailed discussion regarding potential tax consequences of gifting, assigning, or pledging a Non-Qualified Contract.

The IRC prohibits Qualified annuity Contracts including IRAs from being transferred, assigned or pledged as security for a loan. This prohibition, however, generally does not apply to loans under an employer-sponsored plan (including loans from the annuity Contract) that satisfy certain requirements, provided that: (a) the plan is not an unfunded deferred compensation plan; and (b) the plan funding vehicle is not an IRA.

Diversification and Investor Control

The IRC imposes certain diversification requirements on the underlying investments for a variable annuity. We believe that the management of the Underlying Funds monitors the Funds so as to comply with these requirements. To be treated as a variable annuity for tax purposes, the underlying investments must meet these requirements.

The diversification regulations do not provide guidance as to the circumstances under which you, and not the Company, would be considered the owner of the shares of the Variable Account Options under your Non-Qualified Contract, because of the degree of control you exercise over the underlying investments. This diversification requirement is sometimes referred to as "investor control." It is unknown to what extent owners are permitted to select investments, to make transfers among Variable Account Options or the number and type of Variable Account Options owners may select from. If any guidance is provided which is considered a new position, then the guidance should generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the Non-Qualified Contract, could be treated as the owner of the underlying Variable Account Options. Due to the uncertainty in this area, we reserve the right to modify the Contract in an attempt to maintain favorable tax treatment.

These investor control limitations generally do not apply to Qualified Contracts, which are referred to as "Pension Plan Contracts" for purposes of this rule, although the limitations could be applied to Qualified Contracts in the future.

OTHER INFORMATION

Voting Rights

The Company is the legal owner of the underlying Mutual Fund shares. However, when a Fund solicits proxies in conjunction with a shareholder vote, we must obtain your instructions on how to vote those shares. We vote all of the shares we own in proportion to your instructions. This includes any shares we own on our own behalf. Should we determine that we are no longer required to comply with these rules, we will vote the shares in our own right.

About VALIC

We were originally organized on December 21, 1955 as The Variable Annuity Life Insurance Company of America Incorporated, located in Washington, D.C. We reorganized in the State of Texas on August 20, 1968, as Variable Annuity Life Insurance Company of Texas. On November 5, 1968, the name was changed to The Variable Annuity Life Insurance Company. Our main business is issuing and offering fixed and variable retirement annuity contracts. Our principal offices are located at 2929 Allen Parkway, Houston, Texas 77019. We have regional offices throughout the United States.

On August 29, 2001, American General Corporation ("AGC"), a holding company and VALIC's indirect parent company, was acquired by American International Group, Inc. ("AIG"), a Delaware corporation. As a result, VALIC is an indirect, wholly-owned subsidiary of AIG. AIG is a holding company, which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities, financial services, retirement savings and asset management.

About VALIC Separate Account A

When you direct money to the Contract's Variable Account Options, you will be sending that money through VALIC Separate Account A. You do not invest directly in the Mutual Funds made available in the Contract. VALIC Separate Account A invests in the Mutual Funds on behalf of your account. VALIC acts as self custodian for the Mutual Fund shares owned through the Separate Account. VALIC Separate Account A is made up of "Divisions" that represent the Variable Account Options in the Contract. Each of these Divisions invests in a different Mutual Fund made available through the Contract. For example, Division Ten represents and invests in the VALIC Company I Stock Index Fund. The earnings (or losses) of each Division are credited to (or charged against) the assets of that Division, and do not affect the performance of the other Divisions of VALIC Separate Account A.

VALIC established Separate Account A on July 25, 1979 under Texas insurance law. VALIC Separate Account A is registered with the SEC as a unit investment trust under 1940 Act. Units of interest in VALIC Separate Account A are registered as securities under the 1933 Act.

VALIC Separate Account A is administered and accounted for as part of the Company's business operations. However, the income, capital gains or capital losses, whether or not realized, of each Division of VALIC Separate Account A are credited to or charged against the assets held in that Division without regard to the income, capital gains or capital losses of any other Division or arising out of any other business the Company may conduct. In accordance with the terms of the Contract, VALIC Separate Account A may not be charged with the liabilities of any other Company operation. As stated in the Contract, the Texas Insurance Code requires that the assets of VALIC Separate Account A attributable to the Contract be held exclusively for the benefit of the Contract owner, Participants, annuitants, and beneficiaries of the Contracts. The commitments under the Contracts are VALIC's, and AIG and AGC have no legal obligation to back these commitments.

About the General Account

Money allocated to any Fixed Account Option is invested through the Company's general account. The general account consists of all of the company's assets, other than assets attributable to a Separate Account. All of the assets in the general account are chargeable with the claims of any of the Company's Contract holders as well as all of its creditors. The general account funds are invested as permitted under state insurance laws.

American Home Assurance Company

Insurance obligations under Contracts issued by the Company are guaranteed by American Home Assurance Company ("American Home"), an affiliate of the Company. Insurance obligations include, without limitation, Contract Value invested in any available Fixed Accounts, death benefits, living benefits and Income Phase Payout Options. The guarantee does not guarantee Contract Value or the investment performance of the Variable Account Options available under the Contracts. The guarantee provides that the Company's Contract owners can enforce the guarantee directly.

The Company expects that the American Home guarantee will be terminated within the next year. However, the insurance obligations on Contracts issued prior to termination of the American Home guarantee would continue to be covered, including obligations arising from Purchase Payments received after termination, until satisfied in full.

American Home is a stock property-casualty insurance company incorporated under the laws of the State of New York on February 7, 1899. American Home's principal executive office is located at 70 Pine Street, New York, New York 10270. American Home is licensed in all 50 states of the United States and the District of Columbia, as well as certain foreign jurisdictions, and engages in a broad range of insurance and reinsurance activities. American Home is a wholly owned subsidiary of AIG.

The Distribution of the Contract

The principal underwriter and distributor for VALIC Separate Account A is American General Distributors, Inc. ("AGDI"), an affiliate of the Company. The Distributor's address is 2929 Allen Parkway, Houston, Texas 77019. For more information about the Distributor, see "Distribution of Variable Annuity Contracts" in the SAI.

Payments to Broker-Dealers

Registered representatives of broker-dealers sell the Contract to you. We pay commissions to the broker-dealers for the sale of your Contract ("Contract Commissions"). There are different structures by which a broker-dealer can choose to have their Contract Commissions paid. For example, as one option, we may pay an up-front Contract Commission only, that may be up to a maximum 7.75% of each Purchase Payment you invest (which may include promotional amounts). Another option may be a lower up-front Contract Commission on each Purchase Payment, with a trail commission of up to a maximum 1.50% of Contract Value annually. Generally, the higher the up-front commissions, the lower the trail and vice versa. We pay Contract Commissions directly to the broker-dealer with whom your registered representative is affiliated. Registered representatives may receive a portion of these amounts we pay in accordance with any agreement in place between the registered representative and his/her broker-dealer firm.

We may pay broker-dealers support fees in the form of additional cash or non-cash compensation. These payments may be intended to reimburse for specific expenses incurred or may be based on sales, certain assets under management, longevity of assets invested with us or a flat fee. These payments may be consideration for, among other things, product placement/preference, greater access to train and educate the firm's registered representatives about our products, our participation in sales conferences and educational seminars and allowing broker-dealers to perform due diligence on our products. We enter into such arrangements in our discretion and we may negotiate customized arrangements with firms, including affiliated and non-affiliated broker-dealers based on various factors. We do not deduct these amounts directly from your Purchase Payments. We anticipate recovering these amounts from the fees and charges collected under the Contract.

Contract commissions and other support fees may influence the way that a broker-dealer and its registered representatives market the Contracts and service customers who purchase the Contracts and may influence the broker- dealer and its registered representatives to present this Contract over others available in the market place. You should discuss with your broker-dealer and/or registered representative how they are compensated for sales of a Contract and/or any resulting real or perceived conflicts of interest.

VALIC sometimes retains and compensates business consultants to assist VALIC in marketing group employee benefit services to employers. VALIC business consultants are not associated persons of VALIC and are not authorized to sell or market securities or insurance products to employers or to group plan participants. The fees paid to such business consultants are part of VALIC's general overhead and are not charged back to employers, group employee benefit plans or plan participants.

Payments We Receive

Some of the Mutual Funds or their affiliates have an agreement with the Company to pay the Company for administrative and shareholder services it provides to the underlying Fund. The Company may, in its discretion, apply some or all of these payments to reduce its charges to the Division investing in that Fund. We receive payments for the administrative services we perform, such as account recordkeeping, proxy mailing and tabulation, mailing of Fund related information and responding to inquiries about the Funds. Currently, these payments range from 0.00% to 0.375% of the market value of the assets invested in the underlying Fund as of a certain date, usually paid at the end of each calendar quarter. The Separate Account expenses are guaranteed and may not be increased for the life of the Contracts. From time to time some of these fund arrangements may be renegotiated so that we receive a greater payment than previously paid. These fee arrangements do not result in any additional charges to Contract Owners or Participants.

VALIC receives payments from some Fund companies for exhibitor booths at meetings and to assist with the education and training of VALIC financial advisors. Additionally, VALIC receives amounts pursuant to established 12b-1 Plans from the Ariel and Ariel Appreciation Funds, to help pay for our direct and indirect distribution costs. These fees are generally equal to 0.25% of the daily market value of the assets invested in the underlying Fund.

Administration

We are responsible for the administrative servicing of your Contract. Please contact our Client Care Center at 1-800-448-2542, if you have any comment, question or service request.

We normally send out transaction confirmations and quarterly statements. During the Accumulation Phase, you will receive confirmation of certain transactions within your Contract. Transactions made pursuant to contractual or systematic agreements such as dollar cost averaging, an automatic payment plan or contributions via payroll deductions may be confirmed quarterly. For all other transactions, we send confirmations immediately. It is your responsibility to review these documents carefully and notify us of any inaccuracies immediately so that we may investigate your inquiry while it is timely. To the extent that we believe we made an error, we retroactively adjust your Contract, provided you notify us within 30 days of receiving the transaction confirmation or quarterly statement. Any other adjustments we deem warranted are made as of the time we receive notice of the error.

Legal Proceedings

There are no pending legal proceedings affecting the Separate Account. The Company and its subsidiaries are parties to various kinds of litigation incidental to their respective business operations. In management's opinion, these matters are not material in relation to the financial position of the Company.

On February 9, 2006, AIG announced that is had reached a resolution of claims and matters under investigation with the United States Department of Justice ("DOJ"), the Securities & Exchange Commission, ("SEC"), the Office of the New York Attorney General and the New York State Department of Insurance ("NYAG and DOI"). The settlements resolved outstanding litigation filed by the SEC, NYAG and DOI against AIG and conclude negotiations with these authorities and the DOJ in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments. As a result of the settlement, the Company obtained temporary permission from the SEC to continue to serve as a depositor for separate accounts. The Company expects permanent permission to be forthcoming, as the SEC has granted this type of relief to others in the past in similar circumstances. There is no assurance that permanent permission will be granted, however.

Financial Statements

The financial statements of the Company, the Separate Account and American Home can be found in the SAI. You may obtain a free copy of this SAI by calling 1-800-428-2542 (press 1, then 3) or sending a written request to our Annuity Service Center. We have filed the SAI with the SEC and have incorporated it by reference into this prospectus.

Information about the Separate Account, including the SAI, can also be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Inquiries on the operations of the Public Reference Room may be made by calling the SEC at 1-202-942-8090. Reports and other information about the Separate Account are available on the SEC's Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street, N.E., Washington DC. 20549.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Separate Account

General Account

Performance Data

Income Payments

Annuity Unit Values

Taxes

Distribution of Contracts

Financial Statements

APPENDIX A - Purchase Payment Credit Enhancement Examples

I. Deferred Payment Enhancement - Assume an initial Purchase Payment of $125,000 and that the Deferred Payment Enhancement is 1%.

EXAMPLE 1 - NO WITHDRAWALS ARE MADE

The up-front Payment Enhancement allocated to your contract is $2,500 (2% of $125,000).

On your 9th Contract anniversary, the Deferred Payment Enhancement Date, your Deferred Payment Enhancement of $1,250 (1% of your remaining Purchase Payment or $125,000) will be allocated to your contract.

EXAMPLE 2 - WITHDRAWAL MADE PRIOR TO DEFERRED PAYMENT ENHANCEMENT DATE

As in Example 1, your up-front Payment Enhancement is $2,500. This example also assumes the following:

  Your Contract value on your 5th Contract anniversary is $190,000.
  You request a withdrawal of $75,000 on your 5th Contract anniversary.
  No subsequent Purchase Payments have been made.
  No prior withdrawals have been taken.

On your 5th Contract anniversary, your penalty-free earnings in the contract are $65,000 ($190,000 contract value less your $125,000 investment in the Contract). Therefore, you are withdrawing $10,000 of your initial Purchase Payment. Your Contract value will also be reduced by a $500 withdrawal charge on the $10,000 Purchase Payment (5% of $10,000). Your gross withdrawal is $75,500 of which $10,500 constitutes part of your Purchase Payment.

The withdrawal of $10,500 of your $125,000 Purchase Payment is a withdrawal of 8.4% of your Purchase Payment. Therefore, only 91.6%, or $114,500, of your initial Purchase Payment remains in your contract.

On your 9th Contract anniversary, the Deferred Payment Enhancement Date, assuming no other transactions occur affecting the Purchase Payment, we allocate your Deferred Payment Enhancement of $1,145 (1% of your remaining Purchase Payment, $114,500) to your Contract.

II. 90-day Window

The following hypothetical examples assume that the Company is offering up-front and Deferred Payment Enhancements in accordance with this chart at the time each Purchase Payment is received:
Enhancement Level	Up-front Payment Enhancement Level	Deferred Payment Enhancement Rate	Deferred Payment Enhancement Date
Under $40,000	2%	0%	N/A
$40,000 - $99,999	4%	0%	N/A
$100,000 - $499,999	4%	1%	Nine years from the date we receive each Purchase Payment.
$500,000 - more	5%	1%	Nine years from the date we receive each Purchase Payment.

The "Look-Back Adjustment": As of the 90th day after your Contract was issued, we will total your Purchase Payments remaining in your contract at that time, without considering any investment gain or loss in contract value on those Purchase Payments. If your total Purchase Payments bring you to an Enhancement Level which, as of the date we issued your Contract, would have provided for a higher up-front and/or Deferred Payment Enhancement Rate on each Purchase Payment, you will get the benefit of the Enhancement Rate(s) that were applicable to that higher Enhancement Level at the time your Contract was issued.

This example assumes the following:

  Above Enhancement Levels, Rates and Dates throughout the first 90 days.
  No withdrawal in the first 90 days.
  Initial Purchase Payment of $35,000 on December 1, 2007.
  Subsequent Purchase Payment of $40,000 on January 15, 2008.
  Subsequent Purchase Payment of $25,000 on January 30, 2008.
  Subsequent Purchase Payment of $7,500 on February 12, 2008.

Enhancement at the Time Purchase Payments are Received
Date of Purchase Payment	Purchase Payment Amount	Up-front Payment Enhancement Rate	Deferred Payment Enhancement Rate	Deferred Payment Enhancement Date
December 1, 2007	$35,000	2%	0%	N/A
January 15, 2008	$40,000	4%	0%	N/A
January 30, 2008	$25,000	4%	1%	January 30, 2017
February 12, 2008	$7,500	4%	1%	February 12, 2017

Enhancement Adjustments on the 90th Day Following Contract Issue

The sum of all Purchase Payments made in the first 90 days of the Contract equals $107,500. According to the Enhancement Levels in effect at the time this Contract was issued, a $107,500 Purchase Payment would have received a 4% up-front Payment Enhancement and a 1% Deferred Payment Enhancement. Under the 90 Day Window provision all Purchase Payments made within those first 90 days would receive the benefit of the parameters in place at the time the Contract was issued, as if all of the Purchase Payments were received on the date of issue. Thus, the first two Purchase Payments would be adjusted on the 90th day following Contract issue, as follows:
Date of Purchase Payment	Purchase Payment Amount	Up-front Payment Enhancement Rate	Deferred Payment Enhancement Rate	Deferred Payment Enhancement Date
December 1, 2007	$35,000	4%	1%	December 1, 2016
January 15, 2008	$40,000	4%	1%	January 15, 2017
January 30, 2008	$25,000	4%	1%	January 30, 2017
February 12, 2008	$7,500	4%	1%	February 12, 2017

APPENDIX B - DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION

The term "Continuation Net Purchase Payment" is used frequently to describe the death benefit options payable to the beneficiary of the Continuing Spouse. We define Continuation Net Purchase Payment as Net Purchase Payments made as of the Continuation Date. For the purpose of calculating Continuation Net Purchase Payments, the amount that equals the Contract Value on the Continuation Date, including the Continuation Contribution is considered a Purchase Payment. If the Continuing Spouse makes no additional Purchase Payments or withdrawal, Continuation Net Purchase Payments equals the Contract Value on the Continuation Date, including the Continuation Contribution.

The term "withdrawals" as used in describing the death benefit options below is defined as withdrawals and any fees and charges applicable to those withdrawals.

THE COMPANY WILL NOT ACCEPT PURCHASE PAYMENTS FROM ANYONE AGE 86 OR OLDER. FURTHERMORE, THE DEATH BENEFIT CALCULATIONS ASSUME THAT NO PURCHASE PAYMENT ARE RECEIVED ON OR AFTER YOUR 86TH BIRTHDAY.

The following details the death benefit options and EstatePlus benefit upon the Continuing Spouse's death:

The death benefit we will pay to the new Beneficiary chosen by the Continuing Spouse varies depending on the death benefit option elected by the original owner of the Contract and the age of the Continuing Spouse as of the Continuation Date.

A. DEATH BENEFIT PAYABLE UPON CONTINUING SPOUSE'S DEATH:

1. Purchase Payment Accumulation Option

If the Continuing Spouse is age 74 or younger on the Continuation Date, the death benefit will be the greatest of:

  Contract value; or
  Continuation Net Purchase Payments, compounded at 3% annual growth rate, to the earlier of the Continuing Spouse's 75th birthday or date of death; reduced for withdrawals after the 75th birthday in the same proportion that the Contract Value was reduced on the date of such withdrawal, and adjusted for any Continuation Net Purchase Payments received after the Continuing Spouse's 75th birthday; or
  Contract Value on the seventh Contract anniversary (from the original Contract issue date), reduced for withdrawals since the seventh Contract anniversary in the same proportion that the Contract Value was reduced on the date of such withdrawal, and adjusted for any Net Purchase Payments received after the seventh Contract anniversary date.

If the Continuing Spouse is age 75-82 on the Continuation Date, then the death benefit will be the greatest of:

  Contract value; or
  Continuation Net Purchase Payments; or
  Maximum anniversary value on any Contract anniversary that occurred after the Continuation Date, but prior to the Continuing Spouse's 83rd birthday. The anniversary value for any year is equal to the Contract Value on the applicable Contract anniversary date, reduced for withdrawals since that Contract anniversary in the same proportion that the Contract Value was reduced on the date of such withdrawal, and adjusted for any Continuation Net Purchase Payments received since that anniversary date

If the Continuing Spouse is age 83-85 on the Continuation Date, then the death benefit will be the greatest of:

  Contract value; or
  the lesser of:
  Continuation Net Purchase Payments; or
  125% of the Contract value.

If the Continuing Spouse is age 86 or older on the Continuation Date, the death benefit will be equal to the Contract value.

2. Maximum Anniversary Value Option

If the Continuing Spouse is age 82 or younger on the Continuation Date, then upon the death of the Continuing Spouse, the death benefit will be the greatest of:

  Contract value; or
  Continuation Net Purchase Payments; or
  Maximum anniversary value on any Contract anniversary that occurred after the Continuation Date, but prior to the Continuing Spouse's 83rd birthday. The anniversary value for any year is equal to the Contract Value on the applicable Contract anniversary date after the Continuation Date, reduced for withdrawals since that Contract anniversary in the same proportion that the Contract Value was reduced on the date of such withdrawal, and adjusted for any Continuation Net Purchase Payments received since that anniversary date.

If the Continuing Spouse is age 83-85 on the Continuation Date, then the death benefit will be the greater of:

  Contract value; or
  the lesser of:
  Continuation Net Purchase Payments; or
  125% of the Contract value.

If the Continuing Spouse is age 86 or older on the Continuation Date or 90 or older at the time of death, the death benefit is equal to Contract value.

B. THE ESTATEPLUS BENEFIT PAYABLE UPON CONTINUING SPOUSE'S DEATH:

The EstatePlus benefit is only available if the original owner elected EstatePlus and the Continuing Spouse is age 80 or younger on the Continuation Date. EstatePlus benefit is not payable after the Latest Annuity Date.

If the Continuing Spouse had earnings in the Contract at the time of his/her death, we will add a percentage of those earnings (the "EstatePlus Percentage"), subject to a maximum dollar amount (the "Maximum EstatePlus Percentage"), to the death benefit payable. The Contract year of death will determine the EstatePlus Percentage and the Maximum EstatePlus Benefit. The EstatePlus benefit, if any, is added to the death benefit payable under the Purchase Payment Accumulation or the Maximum Anniversary option.

On the Continuation Date, if the Continuing Spouse is 69 or younger, the table below shows the available EstatePlus benefit:
Contract Year of Death	EstatePlus Percentage	Maximum EstatePlus Amount
Years 0-4	25% of Earnings	40% of Continuation Net Purchase Payments
Years 5-9	40% of Earnings	65% of Continuation Net Purchase Payments
Years 10+	50% of Earnings	75% of Continuation Net Purchase Payments

Continuation Net Purchase Payments are those Purchase Payments received after the 5th anniversary of the Continuation Date.

On the Continuation Date, if the Continuing Spouse is between his/her 70th and 81st birthdays, table below shows the available EstatePlus benefit:
Contract Year of Death	EstatePlus Percentage	Maximum EstatePlus Amount
All Contract Years	25% of Earnings	40% of Continuation Net Purchase Payments

Purchase Payments received after the 5th anniversary of the Continuation Date must remain in the Contract for at least 6 full months to be included as part of the Continuation Net Purchase Payments for the purpose of the Maximum EstatePlus Percentage calculation.

The "Contract Year of Death" is the number of full 12-month periods starting on the Continuation Date and ending on the Continuing Spouse's date of death.

The EstatePlus Benefit

We determine the EstatePlus benefit based upon a percentage of earnings, as indicated in the tables above, in the Contract at the time of the Continuing Spouse's death. For the purpose of this calculation, earnings equals the Contract Value on the Continuing Spouse's date of death minus the Continuation Net Purchase Payment(s).

The EstatePlus benefit is subject to a maximum dollar amount. The Maximum EstatePlus Benefit is equal to a specified percentage of the Continuation Net Purchase Payments, as indicated in the tables above.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SPOUSAL CONTINUATION PROVISION (IN ITS ENTIRETY OR ANY COMPONENT) AT ANY TIME WITH RESPECT TO PROSPECTIVELY ISSUED CONTRACTS.

APPENDIX C - INCOME REWARDS AND IncomeLOCK EXAMPLES

The following examples demonstrate the operation of the Income Rewards and IncomeLOCK features:

INCOME REWARDS EXAMPLE 1

Assume you elect Income Rewards Option 2 and you invest a single Purchase Payment of $100,000. If you make no additional Purchase Payments and no withdrawals, your Withdrawal Benefit Base is $100,000 on the Benefit Availability Date.

Your Stepped-Up Benefit Base equals Withdrawal Benefit Base plus the Step-Up Amount ($100,000 + (20% x $100,000) = $120,000). Your Maximum Annual Withdrawal Amount as of the Benefit Availability Date is 10% of your Withdrawal Benefit Base ($100,000 x 10% = $10,000). The Minimum Withdrawal Period is equal to the Stepped-Up Benefit Base divided by the Maximum Annual Withdrawal Amount, which is 12 years ($120,000/$10,000). Therefore, you may take $120,000 in withdrawals of up to $10,000 annually over a minimum of 12 years beginning on or after the Benefit Availability Date.

INCOME REWARDS EXAMPLE 2 - IMPACT OF WITHDRAWALS PRIOR TO THE BENEFIT AVAILABILITY DATE FOR INCOME REWARDS OPTIONS 1 AND 2:

Assume you elect Income Rewards Option 2 and you invest a single Purchase Payment of $100,000. You make a withdrawal of $11,000 prior to the Benefit Availability Date. Prior to the withdrawal, your Contract Value is $110,000. You make no other withdrawals before the Benefit Availability Date.

Immediately following the withdrawal, your Withdrawal Benefit Base is recalculated by first determining the proportion by which your Contract Value was reduced by the withdrawal ($11,000/$110,000 = 10%). Next, we reduce your Withdrawal Benefit Base by the percentage by which the Contract Value was reduced by the withdrawal ($100,000 - (10% X 100,000) = $90,000). Since the Step-Up Amount is zero because a withdrawal was made prior to the Benefit Availability Date, your Stepped-Up Benefit Base on the Benefit Availability Date equals your Withdrawal Benefit Base. Therefore, the Stepped-Up Benefit Base also equals $90,000. Your Maximum Annual Withdrawal Amount is 10% of the Withdrawal Benefit Base on the Benefit Availability Date ($90,000). This equals $9,000. Therefore, you may take withdrawals of up to $9,000 annually over a minimum of 10 years ($90,000/$9,000 = 10).

INCOME REWARDS EXAMPLE 3 - IMPACT OF WITHDRAWALS PRIOR TO THE BENEFIT AVAILABILITY DATE FOR INCOME REWARDS OPTION 3:

Assume you elect Income Rewards Option 3 and you invest a single Purchase Payment of $100,000. You make a withdrawal of $11,000 prior to the Benefit Availability Date. Prior to the withdrawal, your Contract Value is $110,000. You make no other withdrawals before the Benefit Availability Date.

Immediately following the withdrawal, your Withdrawal Benefit Base is recalculated by first determining the proportion by which your Contract Value was reduced by the withdrawal ($11,000/$110,000 = 10%). Next, we reduce your Withdrawal Benefit Base by the percentage by which the Contract Value was reduced by the withdrawal ($100,000 - (10% X 100,000) = $90,000). Since the withdrawal occurred prior to the Benefit Availability Date, your Step-Up Amount will be reduced to 30% of your Withdrawal Benefit Base ((30% X $90,000) = $27,000). Therefore, your Stepped-Up Benefit Base on the Benefit Availability Date equals the Withdrawal Benefit Base plus the Step-Up Amount (($90,000 + $27,000) = $117,000). Your Maximum Annual Withdrawal Amount is 10% of the Withdrawal Benefit Base on the Benefit Availability Date ($90,000). This equals $9,000. Therefore, you may take withdrawals of up to $9,000 annually over a minimum of 13 years ($117,000/$9,000 = 13).

INCOME REWARDS EXAMPLE 4 - IMPACT OF WITHDRAWALS LESS THAN OR EQUAL TO MAXIMUM ANNUAL WITHDRAWAL AMOUNT AFTER THE BENEFIT AVAILABILITY DATE:

Assume you elect Income Rewards Option 2 and you invest a single Purchase Payment of $100,000. You make a withdrawal of $7,500 during the first year after the Benefit Availability Date.

Because the withdrawal is less than or equal to your Maximum Annual Withdrawal Amount ($10,000), your Stepped-Up Benefit Base ($120,000) is reduced by the total dollar amount of the withdrawal ($7,500). Your new Stepped-Up Benefit Base equals $112,500. Your Maximum Annual Withdrawal Amount remains $10,000. Your new Minimum Withdrawal Period following the withdrawal is equal to the new Stepped-Up Benefit Base divided by your current Maximum Annual Withdrawal Amount, ($112,500/$10,000). Therefore, you may take withdrawals of up to $10,000 over a minimum of 11 years and 3 months.

INCOME REWARDS EXAMPLE 5 - IMPACT OF WITHDRAWALS IN EXCESS OF MAXIMUM ANNUAL WITHDRAWAL AMOUNT AFTER THE BENEFIT AVAILABILITY DATE:

Assume you elect Income Rewards Option 2 and you invest a single Purchase Payment of $100,000. Your Withdrawal Benefit Base is $100,000 and your Stepped-Up Benefit Base is $120,000. You make a withdrawal of $15,000 during the first year after the Benefit Availability Date. Your Contract Value is $125,000 at the time of the withdrawal.

Because the withdrawal is greater than your Maximum Annual Withdrawal Amount ($10,000), we recalculate your Stepped-Up Benefit Base ($120,000) by taking the lesser of two calculations. For the first calculation, we deduct the amount of the withdrawal from the Stepped-Up Benefit Base ($120,000 - $15,000 = $105,000). For the second calculation, we deduct the amount of the Maximum Annual Withdrawal Amount from the Stepped-Up Benefit Base ($120,000 - $10,000 = $110,000). Next, we calculate the excess portion of the withdrawal ($5,000) and determine the proportion by which the Contract Value was reduced by the excess portion of the withdrawal ($5,000/$125,000 = 4%). Finally, we reduce $110,000 by that proportion (4%) which equals $105,600. Your Stepped-Up Benefit Base is the lesser of these two calculations or $105,000. The Minimum Withdrawal Period following the withdrawal is equal to the Minimum Withdrawal Period at the end of the prior year (12 years) reduced by one year (11 years). Your Maximum Annual Withdrawal Amount is your Stepped-Up Benefit Base divided by your Minimum Withdrawal Period ($105,000/11), which equals $9,545.45.

IncomeLOCK Examples: The following examples demonstrate the operation of the IncomeLOCK feature, given specific assumptions for each example, listed immediately below, and additional assumptions, shown for each example.

  You elect IncomeLOCK at Contract issue and you invest a single Purchase Payment of $100,000
  You make no additional Purchase Payments

IncomeLOCK EXAMPLE 1

  You make no withdrawals before the 1st Endorsement Date anniversary
  On your 1st Endorsement Date anniversary, your Account Value is $105,000

Your initial Benefit Base is equal to 100% of your Eligible Purchase Payments, or $100,000. On your first Endorsement Date anniversary, your Benefit Base is equal to the greater of your current Benefit Base ($100,000), or your Account Value ($105,000), which is $105,000. Your Maximum Annual Withdrawal Amount if you were to start taking withdrawals following your first Benefit anniversary is 5% of the Benefit Base (5% x $105,000 = $5,250). The Minimum Withdrawal Period is equal to the Benefit Base divided by the Maximum Annual Withdrawal Amount, which is 20 years ($105,000 divided by $5,250). Therefore, as of your 1st Benefit anniversary, you may take $105,000 in withdrawals of up to $5,250 annually over a minimum of 20 years. However, if the first withdrawal occurs on or after the older owner's 65th birthday and no withdrawal ever exceeds 5% of each year's Benefit Base, then all such withdrawals are guaranteed for the lifetime of the older owner and the Minimum Withdrawal Period does not apply unless lifetime withdrawals are terminated.

IncomeLOCK Example 2

  You make no withdrawals before the 5th Endorsement Date anniversary
  Your Benefit Anniversary Account Values and Benefit Base values are as follows:

Anniversary Account Value Benefit Base

1st $105,000 $105,000

2nd $115,000 $115,000

3rd $107,000 $115,000

4th $110,000 $115,000

5th $120,000 $120,000

On your 5th Benefit anniversary, your Account Value is $120,000, and your Benefit Base is stepped-up to $120,000. If you were to start taking withdrawals after this anniversary date, your Maximum Annual Withdrawal Amount would be 7% of the Benefit Base (7% x $120,000 = $8,400). The Minimum Withdrawal Period is equal to the Benefit Base divided by the Maximum Annual Withdrawal Amount, which is 14.28 years ($120,000 divided by $8,400). Therefore, as of your 5th Benefit anniversary, you may take $120,000 in withdrawals of up to $8,400 annually over a minimum of 14.28 years.

IncomeLOCK EXAMPLE - The impact of withdrawals that are less than or equal to the maximum annual withdrawal amount

  You make no withdrawals before the 5th Benefit anniversary
  Your Benefit Anniversary Account Values and Benefit Base values are as follows:

Anniversary Account Value Benefit Base

1st $105,000 $105,000

2nd $115,000 $115,000

3rd $107,000 $115,000

4th $110,000 $115,000

5th $120,000 $120,000

During your 6th Benefit Year, after your 5th Benefit anniversary, you make a withdrawal of $4,500. Because the withdrawal is less than or equal to your Maximum Annual Withdrawal Amount ($8,400), your Benefit Base ($120,000) is reduced by the total dollar amount of the withdrawal ($4,500). Your new Benefit Base equals $115,500. Your Maximum Annual Withdrawal Amount remains $8,400. Your new Minimum Withdrawal Period following the withdrawal is equal to the new Benefit Base divided by your current Maximum Annual Withdrawal Amount ($115,500 divided by $8,400). Therefore, following this first withdrawal of $4,500, you may take annual withdrawals of up to $8,400 over the next 13 years, and $6,300 in the 14th (last) Benefit Year.

IncomeLOCK Example 4 - The impact of withdrawals that are in excess of the maximum annual withdrawal amount

  You make no withdrawals before the 5th Benefit anniversary
  Your Benefit Anniversary Account Values and Benefit Base values are as follows:

Anniversary Account Value Benefit Base

1st $105,000 $105,000

2nd $115,000 $115,000

3rd $107,000 $115,000

4th $110,000 $115,000

5th $120,000 $120,000

Assume that during your 6th Benefit Year, after your 5th Endorsement Date anniversary, your Account Value is $118,000 and you make a withdrawal of $11,688. Because the withdrawal is greater than your Maximum Annual Withdrawal Amount ($8,400), this withdrawal includes an Excess Withdrawal. In this case, the amount of the Excess Withdrawal is the total amount of the withdrawal less your Maximum Annual Withdrawal Amount ($11,688 - $8,400), or $3,288. First, we process the portion of your withdrawal that is not the Excess Withdrawal, which is $8,400 from the Account Value and the Benefit Base. Your Account Value after this portion of the withdrawal is $109,600 ($118,000 - $8,400). Your Benefit Base after this portion of your withdrawal is $111,600 ($120,000 - $8,400). Next, we recalculate your Benefit Base by taking the lesser of two calculations. For the first calculation, we deduct the amount of the Excess Withdrawal from the Benefit Base ($111,600 - $3,288 = $108,312). For the second calculation, we reduce the Benefit Base by the proportion by which the Account Value was reduced by the Excess Withdrawal ($106,312 divided by $109,600 = 97%), or $111,600 x 97%, which equals $108,252. Your Benefit Base is $108,252, which is the lesser of these two calculations. The Minimum Withdrawal Period following the excess withdrawal is equal to the Minimum Withdrawal Period at the end of the prior year (14.28 years) reduced by one year (13.28 years). Your new Maximum Annual Withdrawal Amount following the excess withdrawal is your Benefit Base divided by your Minimum Withdrawal Period ($108,252 divided by 13.28), which equals $8,151.51.

APPENDIX D - Exchange Offer from Portfolio Director Fixed and Variable Annuity Contract

As explained in the prospectus, an Exchange Offer is available to certain contract owners currently invested in the Portfolio Director Fixed and Variable Annuity Contract to move to the SelectBuilder Fixed and Variable Annuity, subject to our rules.

The chart below highlights the material differences between Portfolio Director Fixed and Variable Annuity Contract and the SelectBuilder Fixed and Variable Annuity. This material is intended as a summary to help you compare the two products. Full details about each of these features and benefits as well as other components of these products can be found in the Portfolio Director and this SelectBuilder Prospectus. You and your financial advisors should review this chart and the relevant prospectuses when deciding whether this Exchange Offer would be beneficial to you.

CHARGE/FEATURE	PORTFOLIO DIRECTOR	NEW CONTRACT
Minimum Initial Purchase Payment	Non-Qualified Contracts and Qualified Contracts: $1,000 single purchase payment; $30 periodic purchase payment	Non-Qualified Contracts: $5,000 Qualified Contracts: $2,000
Minimum Subsequent Purchase Payment	Non-Qualified Contracts and Qualified Contracts: $30	Non-Qualified and Qualified Contracts: $500
Surrender Charge	The lesser of 5.0% of the amount of all purchase payments received during the past 60 months or 5.0% of the amount withdrawn	Declining charge as follows:
		Years Since Purchase Payment Made	Withdrawal Charge (without the purchase payment enhance-ment)	Withdrawal Charge (with the purchase payment enhancement)
		0-1	7%	9%
		2	6%	9%
		3	5%	8%
		4	4%	7%
		5	3%	6%
		6 7 8 9 10	2% 1% 0% 0% 0%	5% 4% 3% 2% 0%
Free Withdrawal Amount	Up to 10% of contract value annually	Up to 10% of total amount invested annually
Minimum Partial Withdrawal Amount	Not applicable	$1000
Market Value Adjustment	Assessed on withdrawals or transfers from an MVA band under the Multi-Year option before the end of an MVA term, subject to the Contracts guaranteed minimum interest rate of 3.0% or 2.0%.	Not applicable
Mortality and Expense Risk Charge/Separate Account Asset-Based Charges (as a percentage of the average daily net assets of the Separate Account)	0.35% to 1.25% annually depending on the variable account option(s) selected and the particular Portfolio Director contract series	1.52% annually Optional EstatePlus: 0.25% annually
Purchase Payment Enhancement	Not applicable

Added to each purchase payment should the owner elect the optional purchase payment enhancement endorsement. The purchase payment enhancement may be added on an up-front and deferred basis and may total up to 6% of each purchase payment.

Annual Contract Fee	$15 per year; $3.75 deducted per contract quarter from variable account options	$35 per year deducted from variable account options only (pro-rated and assessed monthly during the payout period); waived if contract value is $50,000 on contract anniversary before the payout period
Premium Tax	Varies by state; currently, the charge is waived	Varies by state; currently, the charge is waived
Transfer Charges	Not applicable	$25 transfer fee for each transfer in excess of 15 per contract year (during the purchase period)
Current Minimum Interest Rate Guarantees on Fixed Contract Options

Generally, 3% for contracts issued prior to December 1, 2003 and the greater of (i) 2% or (ii) 3% of 90% of purchase payments allocated to fixed account options for contracts issued on or after December 1, 2003

The greater of (i) 2% or (ii) 3% of 90% of purchase payments allocated to fixed account options (in accordance with the minimum required by state law)
Total Annual Underlying Fund Operating Expenses (based on average daily net assets as of December 31, 2005)	0.10% to 2.27%	Same
Optional VALIC Income Rewards	Not applicable	Optional guaranteed minimum withdrawal benefit with an annualized fee of up to 0.65% of withdrawal benefit base
Optional IncomeLock	Optional guaranteed minimum withdrawal benefit with an annualized fee of .65% of the benefit base	Same
Optional Capital Protector	Not applicable	Optional guaranteed minimum account benefit with an annualized fee of up to 0.50% of contract value minus purchase payments received after the 90th day after the contract issue date.
Standard Death Benefit

If owner dies before age 70 and the payout date, the interest guarantee death benefit is payable. To determine the amount payable: (1) determine the fixed account value by taking the greater of the value of the fixed account option on the date all paperwork is complete and in a form acceptable to VALIC, or 100% of purchase payments invested in the fixed account option minus all prior withdrawals, charges and contract value applied under a payout option; (2) determine the variable account value by taking the greater of the value of the variable account option on the date all paperwork is complete and in a form acceptable to VALIC, or 100% of purchase payments invested in the variable account options minus prior withdrawals or transfers out of the variable account options plus interest at the annual rate specified in the contract.

If the owner dies on or after age 70 (and in states where the interest guaranteed death benefit is not available), the standard death benefit is payable.

The standard death benefit will be the greater of contract value on the date all paperwork is complete and in a form acceptable to VALIC or 100% of purchase payments less partial withdrawals, charges, and any portion of contract value applied under a payout option.

The owner may elect one of two death benefit options: the purchase payment accumulation option or the maximum anniversary option.

Under the purchase payment accumulation option, if the contract is issued before the owner's 75th birthday, the death benefit is the greatest of: (1) contract value; or (2) net purchase payments, compounded at 3% annual growth rate to the earlier of the 75th birthday or the date of death reduced for any subsequent withdrawals in the same proportion that the contract value was reduced on the date of each such withdrawal, plus net purchase payments received after the 75th birthday but prior to the 86th birthday; or (3) contract value on the seventh contract anniversary, reduced for withdrawals since the seventh contract anniversary in the same proportion that the contract value was reduced on the date of such withdrawal, plus net purchase payments received between the seventh contract anniversary but prior to the 86th birthday.

Under the maximum anniversary option, if the contract is issued before the owner's 83rd birthday, the death benefit is the greatest of:

    contract value;
    net purchase payments received prior to the owner's 86th birthday; or
    maximum anniversary value on the contract anniversary prior to the owner's 83rd birthday, reduced for any withdrawals since that contract anniversary in the same proportion that the contract value was reduced on the date of each such withdrawal, plus subsequent net purchase payments.

If the contract is issued on or after the owner's 83rd birthday but before the owner's 90th birthday, the death benefit is the greater of:

  contract value;
  the lesser of:
      100% of net purchase payments received prior to the owner's 86th birthday; or
      125% of contract value.

If the owner is age 90 or older at the time of death and selected the maximum anniversary death benefit, the death benefit will be equal to the contract value.

Optional Enhanced Earnings Death Benefit Endorsement	Not applicable	Owner can receive a death benefit enhancement of up to 50% of earnings in the contract at the time of death (up to a maximum of 75% of net purchase payments)
Spousal Continuation Option	Spouses of Non-Qualified Contract owners may continue the contract	Spouses of Non-Qualified Contract owners may continue the contract
Extended Legacy Program and Beneficiary Continuation Option	The Extended Legacy Program is not available. Beneficiary Continuation Option is available.

The Extended Legacy Program allows the beneficiary to take the death benefit in the form of income payments over a longer period of time with the flexibility to withdrawal more than the IRS required minimum distribution if he or she wishes. The Beneficiary Continuation Option allows the beneficiary to receive the death benefit over 5 years.

Annuity Options	5	5
Dollar Cost Averaging	Not applicable

Automatic monthly or quarterly transfer of set dollar amount or percentage from one year fixed account or variable account to any other variable account option. 6-month or 1-year DCA fixed account is available using new purchase payments.

Automatic Asset Rebalancing Feature	Automatic rebalancing of variable account options as specified by the contract owner	Automatic rebalancing of variable account options on a quarterly, semi-annual, or annual basis
Asset Allocation	No	Yes. Static asset allocation offered at no cost to owners.
Systematic Withdrawal Program	Yes	Yes
Reservation of Right to Automatically Terminate the Contract	Contract value and purchase payments (less any withdrawals) less than $300 and no purchase payment made during the last 2 years	Contract value and purchase payments (less any withdrawals) less than $300 and no purchase payment made during the last 2 years

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

SEPARATE ACCOUNT A

[UNITS OF INTEREST UNDER GROUP AND

INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACTS]

[new product name]

STATEMENT OF ADDITIONAL INFORMATION

FORM N-4 PART B

[date]

This Statement of Additional Information ("SAI") is not a prospectus but contains information in addition to that set forth in the prospectus for [product name] dated [date] ("Contracts") and should be read in conjunction with the prospectus. The terms used in this SAI have the same meaning as those set forth in the prospectus. A prospectus may be obtained by calling or writing The Variable Annuity Life Insurance Company (the "Company"), at AIG VALIC Document Control, P.O. Box 15648, Amarillo, Texas 79105; 1-800-428-2542 (option 1, then 3). Prospectuses are also available on the internet at www.aigvalic.com.

TABLE OF CONTENTS

Page
General Information
General Account
Federal Tax Matters
Exchange Privilege
Exchanges From Portfolio Director Contracts
Information That May Be Applicable To Any Exchange
Calculation of Surrender Charge
Illustration of Surrender Charge on Total Surrender
Illustration of Surrender Charge on a 10% Partial Surrender Followed by a Full Surrender
Annuity Unit value
Illustration of Calculation of Annuity Unit value
Illustration of Purchase of Purchase Units
Income Payments
Assumed Investment Rate
Amount of Income Payments
Annuity Unit Value
Illustration of Calculation of Annuity Unit Value
Illustration of Income Payments
Distribution of Variable Annuity Contracts
Experts
Comments on Financial Statements

GENERAL INFORMATION

Flexible payment deferred annuity Contracts are offered in connection with the prospectus to which this SAI relates. Under flexible payment Contracts, Purchase Payments generally are made until retirement age is reached. However, no Purchase Payments are required to be made after the first payment. Purchase Payments are subject to minimum payment requirements under the Contract.

The Contracts are non-participating and will not share in any of the profits of the Company.

GENERAL ACCOUNT

The general account is made up of all of the general assets of the Company other than those allocated to the Separate Account or any other segregated asset account of the Company. A Purchase Payment may be allocated to a fixed account option and the DCA fixed accounts available in connection with the general account, as elected by the owner at the time of purchasing a contract or when making a subsequent Purchase Payment. Assets supporting amounts allocated to fixed account options become part of the Company's general account assets and are available to fund the claims of all classes of customers of the Company, as well as of its creditors. Accordingly, all of the Company's assets held in the general account will be available to fund the Company's obligations under the contracts as well as such other claims.

The Company will invest the assets of the general account in the manner chosen by the Company and allowed by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

FEDERAL TAX MATTERS

Note: We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax advisor about your own circumstances.

This section summarizes the major tax consequences of contributions, payments, and withdrawals under the Contracts, during life and at death.

It is the opinion of VALIC and its tax counsel that a Qualified Contract described in section 403(a), 403(b), or 408(b) of the Internal Revenue Code of 1986, as amended ("Code" or "IRC") does not lose its deferred tax treatment if Purchase Payments under the contract are invested in publicly available mutual funds. In 1999, the Internal Revenue Service ("IRS") confirmed this opinion, reversing its previous position by modifying a contrary ruling it had issued in 1981.

In its ruling in 1981, the IRS had taken the position that, where purchase payments under a variable annuity contract are invested in publicly available mutual funds, the contract owner should be treated as the owner of the mutual fund shares, and deferred tax treatment under the contract should not be available. In the opinion of VALIC and its tax counsel, the 1981 ruling was superseded by subsequent legislation (Code section 817(h)) which specifically exempts these Qualified Contracts, and the IRS had no viable legal basis or reason to apply the theory of the 1981 ruling to these Qualified Contracts under current law.

It is also the opinion of VALIC and its tax counsel that for each other type of Qualified Contract an independent exemption provides tax deferral regardless of how ownership of the Mutual Fund shares might be imputed for federal income tax purposes.

For nonqualified Contracts, not all Variable Account Options are available within your contract. Variable Account Options that are invested in Mutual Funds available to the general public outside of annuity contracts or life insurance contracts will be offered only to non-natural persons as described in section 72 of the Code. Investment earnings on contributions to nonqualified Contracts that are not owned by natural persons will be taxed currently to the owner, and such contracts will not be treated as annuities for federal income tax purposes (except for trusts as agents for an individual).

Economic Growth and Tax Relief Reconciliation Act of 2001

For tax years beginning in 2002, the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") increases the amount of allowable contributions to and expands the range of eligible tax-free rollover distributions that may be made among Qualified Contracts. The changes made to the IRC by EGTRRA are scheduled to expire on December 31, 2010. Congress may, however, decide to promulgate legislation making the changes permanent or delaying their expiration. Furthermore, the laws of some states do not recognize all of the benefits of EGTRRA for purposes of applying state income tax laws.

Tax Consequences of Purchase Payments

403(b) Annuities. Purchase Payments made by section 501(c)(3) tax-exempt organizations and public educational institutions toward Contracts for their employees are excludable from the gross income of employees, to the extent aggregate Purchase Payments do not exceed several competing tax law limitations on contributions. This gross income exclusion applies both to employer contributions and to your voluntary and nonelective salary reduction contributions. The exclusion, however, does not apply to Roth 403(b) contributions, which are made on an after-tax basis. Roth 403(b) contributions will be referred to as elective deferrals, along with voluntary salary reduction contributions.

For 2006, your elective deferrals are generally limited to $15,000, although additional "catch-up" contributions are permitted under certain circumstances. Combined employer contributions, nonelective employee contributions and elective deferrals are generally limited to $44,000, or up to 100% of "includible compensation" as defined in the Code for 403(b) plans. In addition, after 1988, employer contributions for highly compensated employees may be further limited by applicable nondiscrimination rules.

401(a)/(k) and 403(a) Qualified Plans. Purchase Payments made by an employer (or a self-employed individual) under a qualified pension, profit-sharing or annuity plan are excluded from the gross income of the employee. Purchase Payments made by an employee may be made on a pre-tax or an after-tax basis, depending on several factors, including whether the employer is eligible to establish a 401(k) or 414(h) contribution option, and whether the employer, if is eligible to establish a 401(k) option, has established a Roth 401(k) option under the Plan.

408(b) Individual Retirement Annuities ("408(b) IRAs" or "Traditional IRAs"). For 2006, annual tax-deductible contributions for 408(b) IRA Contracts are limited to the lesser of $4,000 or 100% of compensation ($5,000 if you are age 50 or older), and generally fully deductible in 2006 only by individuals who:

    are not active Participants in another retirement plan, and are not married;
    are not active Participants in another retirement plan, are married, and either (a) the spouse is not an active Participant in another retirement plan, or (b) the spouse is an active Participant, but the couple's adjusted gross income does not exceed $150,000;
    are active Participants in another retirement plan, are unmarried, and have adjusted gross income of $50,000 or less; or
    are active Participants in another retirement plan, are married, and have adjusted gross income of $70,000 or less.

Active Participants in other retirement plans whose adjusted gross income exceeds the limits in (ii), (iii) or (iv) by less than $10,000 are entitled to make deductible 408(b) IRA contributions in proportionately reduced amounts. If a 408(b) IRA is established for a non-working spouse who has no compensation, the annual tax-deductible Purchase Payments for both spouses' Contracts cannot exceed the lesser of $8,000 or 100% of the working spouse's earned income, and no more than $4,000 may be contributed to either spouse's IRA for any year. The $8,000 limit increases to $10,000 if both spouses are age 50 or older ($1,000 for each spouse age 50 or older).

You may be eligible to make nondeductible IRA contributions of an amount equal to the excess of:

    the lesser of $4,000 ($5,000if you are age 50 or older; $10,000 for you and your spouse's IRAs, or $9,000 if you are both age 50 or older) or 100% of compensation, over your applicable IRA deduction limit.

You may also make contributions of eligible rollover amounts from other tax-qualified plans and contracts. See Tax-Free Rollovers, Transfers and Exchanges.

408A Roth Individual Retirement Annuities ("408A Roth IRAs" or "Roth IRAs"). For 2006, annual nondeductible contributions for 408A Roth IRA Contracts are limited to the lesser of $4,000 or 100% of compensation ($5,000 if you are age 50 or older), and a full contribution may be made only by individuals who:

    are unmarried and have adjusted gross income of $95,000 or less; or
    are married and filing jointly, and have adjusted gross income of $150,000 or less.

The available nondeductible 408A Roth IRA contribution is reduced proportionately to zero where modified AGI is between $150,000 and $160,000 for those who are married filing joint returns. No contribution may be made for those with modified AGI over $160,000. Similarly, the contribution is reduced for those who are single with modified AGI between $95,000 and $110,000, with no contribution for singles with modified AGI over $110,000. Similarly, individuals who are married and filing separate returns and whose modified AGI is over $10,000 may not make a contribution to a Roth IRA; a portion may be contributed for modified AGI between $0 and $10,000.

All contributions to 408(b) traditional IRAs and 408A Roth IRAs must be aggregated for purposes of the annual contribution limit.

457 Plans. A unit of a state or local government may establish a deferred compensation program for individuals who perform services for the government unit. In addition, a non-governmental tax-exempt employer may establish a deferred compensation program for individuals who: (i) perform services for the employer, and (ii) belong to either a select group of management or highly compensated employees and are independent contractors.

This type of program allows eligible individuals to defer the receipt of compensation (and taxes thereon) otherwise presently payable to them. For 2006, if the program is an eligible deferred compensation plan (an "EDCP"), you and your employer may contribute (and defer tax on) the lesser of $15,000 or 100% of your "includible" compensation (compensation from the employer currently includible in taxable income). Additionally, catch-up deferrals are permitted in the final three years before the year you reach normal retirement age and for governmental plans only, age-based catch-up deferrals up to $5,000 are also permitted for individuals age 50 or older.

The employer uses deferred amounts to purchase the Contracts offered by this prospectus. For plans maintained by a unit of a state or local government, the Contract is generally held for the exclusive benefit of plan Participants, (although certain Contracts remained subject to the claims of the employer's general creditors until 1999). For plans of non-governmental tax-exempt employers, the employee has no present rights to any vested interest in the Contract and is entitled to payment only in accordance with the EDCP provisions.

Simplified Employee Pension Plan ("SEP"). Employer contributions under a SEP are made to a separate individual retirement account or annuity established for each participating employee, and generally must be made at a rate representing a uniform percent of participating employees' compensation. Employer contributions are excludable from employees' taxable income. For 2006, the employer may contribute up to 25% of your compensation or $44,000, whichever is less. You may be able to make higher contributions if you are age 50 or older, subject to certain conditions.

Through 1996, employees of certain small employers (other than tax-exempt organizations) were permitted to establish plans allowing employees to contribute pretax, on a salary reduction basis, to the SEP. In 1998 and 1999, these salary reductions were not permitted to exceed $10,000 per year. The limit for 2000 and 2001 was $10,500, $11,000 in 2002, and $12,000 for 2003. This limit increases $1,000 each year until it reaches $15,000 in 2006 and is then indexed and may be increased in future years in $500 increments. Such plans if established by December 31, 1996, may still allow employees to make these contributions. Additionally, you may be able to make higher contributions if you are age 50 or older, subject to certain conditions.

SIMPLE IRA. Employer and employee contributions under a SIMPLE IRA Plan are made to a separate individual retirement account or annuity for each employee. For 2006, employee salary reduction contributions cannot exceed $10,000. You may be able to make higher contributions if you are age 50 or older, subject to certain conditions. Employer contributions must be in the form of matching contribution or a nonelective contribution of a percentage of compensation as specified in the Code. Only employers with 100 or fewer employees can maintain a SIMPLE IRA plan, which must also be the only plan the employer maintains.

Nonqualified Contracts. Purchase Payments made under nonqualified Contracts are neither excludible from the gross income of the Contract Owner nor deductible for tax purposes. However, any increase in the Annuity Unit value of a nonqualified Contract resulting from the investment performance of VALIC Separate Account A is not taxable to the Contract Owner until received by him. Contract Owners that are not natural persons (except for trusts as agent for an individual) however, are currently taxable on any increase in the Annuity Unit value attributable to Purchase Payments made after February 28, 1986 to such Contracts.

Unfunded Deferred Compensation Plans. Private for-profit employers may establish unfunded nonqualified deferred compensation plans for a select group of management or highly compensated employees and/or for independent contractors. Certain arrangements of nonprofit employers entered into prior to August 16, 1986, and not subsequently modified, are also subject to the rules discussed below.

An unfunded deferred compensation plan is a bare contractual promise on the part of the employer to defer current wages to some future time. The Contract is owned by the employer and remains subject to the claims of the employer's general creditors. Private for-profit employers that are not natural persons are currently taxable on any increase in the Annuity Unit value attributable to Purchase Payments made on or after February 28, 1986 to such Contracts. Participants have no present right or vested interest in the Contract and are only entitled to payment in accordance with plan provisions.

Tax Consequences of Distributions

403(b) Annuities. Elective deferrals (including salary reduction amounts and Roth 403(b) contributions) accumulated after December 31, 1988, and earnings on such contributions, may not be distributed before one of the following:

    attainment of age 59 1/2;
    severance from employment;
    death;
    disability, or
    hardship (hardship distributions are limited to salary reduction contributions only, exclusive of earnings thereon).

Similar restrictions will apply to all amounts transferred from a Code section 403(b)(7) custodial account other than certain rollover contributions, except that pre-1989 earnings included in such amounts generally will not be eligible for a hardship distribution.

As a general rule, distributions are taxed as ordinary income to the recipient in accordance with Code section 72. However, three important exceptions to this general rule are:

    distributions of Roth 403(b) contributions;
    qualified distributions of earnings on Roth 403(b) contributions and, other after-tax amounts in the Contract.

Distributions of Roth 403(b) contributions are tax-free. Distributions of earnings on Roth 403(b) contributions are "qualified" and tax-free if made upon attainment of age 59 1/2, upon death or disability, are tax-free as long as five or more years have passed since the first contribution to the Roth account or any Roth account under the employer's Plan. Distribution of earnings that are non-qualified are taxed in the same manner as pre-tax contributions and earnings under the Plan. Distributions of other after-tax amounts in the Contract are tax-free.

401(a)/(k) and 403(a) Qualified Plans. Distributions from Contracts purchased under qualified plans are taxable as ordinary income, except to the extent allocable to an employee's after-tax contributions (investment in the Contract). If you or your Beneficiary receive a "lump sum distribution" (legally defined term), the taxable portion may be eligible for special 10-year income averaging treatment. Ten-year income averaging uses tax rates in effect for 1986, allows 20% capital gains treatment for the taxable portion of a lump sum distribution attributable to years of service before 1974, and is available if you were 50 or older on January 1, 1986. The distribution restrictions for 401(k) elective deferrals in Qualified Plans are generally the same as described for elective deferrals. The tax consequences of distributions from Qualified Plans are generally the same as described above for 403(b) annuities.

408(b) Traditional IRAs, SEPs and SIMPLE IRAs. Distributions are generally taxed as ordinary income to the recipient. Rollovers from a Traditional IRA to a Roth IRA, and conversions of a Traditional IRA to a Roth IRA, where permitted, are generally taxable in the year of the rollover or conversion. Such rollovers or conversions completed in 1998 were generally eligible for pro-rata federal income taxation over four years. Individuals with adjusted gross income over $100,000 are generally ineligible for such conversions, regardless of marital status, as are married individuals who file separately.

408A Roth IRAs. "Qualified" distributions upon attainment of age 59 1/2, upon death or disability or for first-time homebuyer expenses are tax-free as long as five or more years have passed since the first contribution to the taxpayer's first 408A Roth IRA. Qualified distributions may be subject to state income tax in some states. Nonqualified distributions are generally taxable to the extent that the distribution exceeds Purchase Payments.

457 Plans. Amounts received from an EDCP are includible in gross income for the taxable year in which they are paid or, if a non-governmental tax-exempt employer, otherwise made available to the recipient.

Unfunded Deferred Compensation Plans. Amounts received are includible in gross income for the taxable year in which the amounts are paid or otherwise made available to the recipient.

Nonqualified Contracts. Partial redemptions from a nonqualified Contract purchased after August 13, 1982 (or allocated to post-August 13, 1982 Purchase Payments under a pre-existing Contract), generally are taxed as ordinary income to the extent of the accumulated income or gain under the Contract if they are not received as an annuity. Partial redemptions from a nonqualified Contract purchased before August 14, 1982 are taxed only after the Contract Owner has received all of his pre-August 14, 1982 investment in the Contract. The amount received in a complete redemption of a nonqualified Contract (regardless of the date of purchase) will be taxed as ordinary income to the extent that it exceeds the Contract Owner's investment in the Contract. Two or more Contracts purchased from VALIC (or an affiliated company) by a Contract Owner within the same calendar year, after October 21, 1988, are treated as a single Contract for purposes of measuring the income on a partial redemption or complete surrender.

When payments are received as an annuity, the Contract Owner's investment in the Contract is treated as received ratably and excluded ratably from gross income as a tax-free return of capital, over the expected payment period of the annuity. Individuals who begin receiving annuity payments on or after January 1, 1987 can exclude from income only their unrecovered investment in the Contract. Upon death prior to recovering tax-free their entire investment in the Contract, individuals generally are entitled to deduct the unrecovered amount on their final tax return.

Special Tax Consequences - Early Distribution

403(b) Annuities, 401(a)/(k) and 403(a) Qualified Plans, 408(b) Traditional IRAs, SEPs and SIMPLE IRAs. The taxable portion of distributions received before the recipient attains age 59 1/2 generally are subject to a 10% penalty tax in addition to regular income tax. Distributions on account of the following generally are excepted from this penalty tax:

    death;
    disability;
    separation from service after a Participant reaches age 55 (only applies to 403(b), 401(a)/(k), 403(a));
    separation from service at any age if the distribution is in the form of substantially equal periodic payments over the life (or life expectancy) of the Participant (or the Participant and Beneficiary) for a period that lasts the later of five years or until the Participant attains age 59 1/2, and distributions that do not exceed the employee's tax-deductible medical expenses for the taxable year of receipt.

Separation from service is not required for distributions from a Traditional IRA, SEP or SIMPLE IRA under (4) above. Certain distributions from a SIMPLE IRA within two years after first participating in the Plan may be subject to a 25% penalty, rather than a 10% penalty.

Currently, distributions from 408(b) IRAs on account of the following additional reasons are also excepted from this penalty tax:

  distributions up to $10,000 (in the aggregate) to cover costs of acquiring, constructing or reconstructing the residence of a first-time homebuyer;
  distributions to cover certain costs of higher education: tuition, fees, books, supplies and equipment for the IRA owner, a spouse, child or grandchild; and
  distributions to cover certain medical care or long-term care insurance premiums, for individuals who have received federal or state unemployment compensation for 12 consecutive months.

408A Roth IRAs. Distributions, other than "qualified" distributions where the five-year holding rule is met, are generally subject to the same 10% penalty tax on amounts included in income as other IRAs. Distributions of rollover or conversion contributions may be subject to an additional 10% penalty tax if the distribution of those contributions is made within five years of the rollover/conversion.

457 Plans. Distributions generally may be made under an EDCP prior to separation from service only upon attainment of age 70 1/2 for unforeseeable emergencies or for amounts under $5,000 for inactive Participants, and are includible in the recipient's gross income in the year paid.

Nonqualified Contracts. A 10% penalty tax applies to the taxable portion of a distribution received before age 59 1/2 under a nonqualified Contract, unless the distribution is:

    to a Beneficiary on or after the Contract Owner's death;
    upon the Contract Owner's disability;
    part of a series of substantially equal annuity payments for the life or life expectancy of the Contract Owner, or the lives or joint life expectancy of the Contract Owner and Beneficiary for a period lasting the later of 5 years or until the Contract Owner attains age 59 1/2;
    made under an immediate annuity contract, or
    allocable to Purchase Payments made before August 14, 1982.

Special Tax Consequences - Required Distributions

403(b) Annuities. Generally, minimum required distributions are required from both pre-tax and Roth amounts accumulated under the Contract and must commence no later than April 1 of the calendar year following the later of the calendar year in which the Participant attains age 70 1/2 or the calendar year in which the Participant retires. Required distributions must be made over a period no longer than the period determined under The IRS' Uniform Life Expectancy Table reflecting the joint life expectancy of the Participant and a Beneficiary 10 years younger than the Participant, or if the Participant's spouse is the sole Beneficiary and is more than 10 years younger than the Participant, their joint life expectancy. A penalty tax of 50% is imposed on the amount by which the minimum required distribution in any year exceeds the amount actually distributed in that year.

Amounts accumulated under a Contract on December 31, 1986 may be paid in a manner that meets the above rule or, alternatively:

    must begin to be paid when the Participant attains age 75; and
    the present value of payments expected to be made over the life of the Participant, (under the option chosen) must exceed 50% of the present value of all payments expected to be made (the "50% rule").

The 50% rule will not apply if a Participant's spouse is the joint Annuitant. Notwithstanding these pre-January 1, 1987 rules, the entire contract balance must meet the minimum distribution incidental benefit requirement of section 403(b)(10).

At the Participant's death before payout has begun, Contract amounts generally either must be paid to the Beneficiary within 5 years, or must begin by December 31st of the year following the year of death and be paid over the single life expectancy of the Beneficiary. If death occurs after commencement of (but before full) payout, distributions generally must be made over a period no longer than the designated Beneficiary's life expectancy. To satisfy a federal tax law requirement, non-spouse Beneficiaries under [product name] generally must receive the entire benefit payable upon the death of the Annuitant over their life expectancy or within five years of the Annuitant's death.

A Participant generally may aggregate his or her 403(b) Contracts and accounts for purposes of satisfying these requirements, and withdraw the required distribution in any combination from such Contracts or accounts, unless the plan, Contract, or account otherwise provides. If you purchase the Contract with, or subsequently add, the IncomeLock or other enhanced benefit option, the calculation of the required minimum distribution will include the value of the IncomeLock living benefit or other enhanced benefit and may increase the amount of the required minimum distribution.

401(a/(k) and 403(a) Qualified Plans. Minimum distribution requirements for qualified plans are generally the same as described for 403(b) Annuities, except that there is no exception for pre-1987 amounts, and multiple plans may not be aggregated to satisfy the requirement.

408(b) Traditional IRAs, SEPs and SIMPLE IRAs. Minimum distribution requirements are generally the same as described above for 403(b) Annuities, except that:

    there is no exception for pre-1987 amounts; and
    there is no available postponement past April 1 of the calendar year following the calendar year in which age 70 1/2 is attained.

A Participant generally may aggregate his or her IRAs for purposes of satisfying these requirements, and withdraw the required distribution in any combination from such Contracts or accounts, unless the Contract or account otherwise provides.

408A Roth IRAs. Minimum distribution requirements generally applicable to 403(b) Annuities, 401(a)/(k) and 403(a) qualified plans, 408(b) IRAs, SEPs and 457 Plans do not apply to 408A Roth IRAs during the Contract Owner's lifetime, but generally do apply at the Contract Owner's death.

A Beneficiary generally may aggregate his or her Roth IRAs inherited from the same decedent for purposes of satisfying these requirements, and withdraw the required distribution in any combination from such Contracts or accounts, unless the Contract or account otherwise provides.

457 Plans. Beginning January 1, 1989, the minimum distribution requirements for EDCPs are generally the same as described above for 403(b) Annuities except that there is no exception for pre-1987 amounts, and multiple plans may not be aggregated to satisfy the requirement. Distributions must satisfy the irrevocable election requirements applicable to non-governmental tax-exempt employer EDCPs.

Nonqualified Contracts. Nonqualified Contracts do not require commencement of distributions at any particular time during the Contract Owner's lifetime, and generally do not limit the duration of annuity payments.

At the Contract Owner's death before payout has begun, Contract amounts generally either must be paid to the Beneficiary within 5 years, or must begin within 1 year of death and be paid over the life or life expectancy of the Beneficiary. If death occurs after commencement of (but before full) payout, distributions generally must continue at least as rapidly as in effect at the time of death. Similar distribution requirements will also apply if the Contract Owner is not a natural person, if the Annuitant dies or is changed.

Tax-Free Rollovers, Transfers and Exchanges (Please see the EGTRRA information above)

403(b) Annuities. Tax-free transfers between 403(b) annuity Contracts and/or 403(b)(7) custodial accounts and, with the exception of distributions to and from Roth 403(b) accounts, tax-free rollovers to or from 403(b) programs to 408(b) IRAs, other 403(b) programs, 401(a)/403(a) qualified plans and governmental EDCPs are permitted under certain circumstances. Distributions from Roth 403(b) accounts of non-taxable amounts may only be rolled over or transferred to another Roth 403(b) account or rolled over to a Roth IRA. The taxable portion of a Roth 403(b) account may also be rolled over to a Roth 401(k) account. Roth 403(b) accounts may not receive non-taxable rollover contributions from any account other than a Roth 403(b) and may only receive taxable rollover contributions from other Roth accounts.

401(a)/(k) and 403(a) Qualified Plans. The taxable portion of certain distributions, except for distributions from Roth accounts, may be rolled over tax-free to or from a 408(b) individual retirement account or annuity, another such plan, a 403(b) program, or a governmental EDCP. The rollover/ transfer rules for Qualified plans are generally the same as described for 403(b) Annuities,

408(b) Traditional IRAs and SEPs. Funds may be rolled over tax-free to or from a 408(b) IRA Contract, from a 403(b) program, a 401(a) or 403(a)/(k) qualified plan, or a governmental EDCP under certain conditions. In addition, tax-free rollovers may be made from one 408(b) IRA (other than a Roth IRA) to another provided that no more than one such rollover is made during any 12-month period.

408A Roth IRAs. Funds may be transferred tax-free from one 408A Roth IRA to another. Funds in a 408(b) IRA may be rolled in a taxable transaction to a 408A Roth IRA by individuals who:

    have adjusted gross income of $100,000 or less, whether single or married filing jointly;
    are not married filing separately.

Special, complicated rules governing holding periods, avoidance of the 10% penalty tax and ratable recognition of 1998 income also apply to rollovers from 408(b) IRAs to 408A Roth IRAs, and may be subject to further modification by Congress. You should consult your tax advisor regarding the application of these rules.

408(p) SIMPLE IRAs. Funds may generally be rolled over tax-free from a SIMPLE IRA to a 408(b) IRA. However, during the two-year period beginning on the date you first participate in any SIMPLE IRA plan of your employer, SIMPLE IRA funds may only be rolled to another SIMPLE IRA.

457 Plans. Tax-free transfer of EDCP amounts are permitted only to another EDCP of a like employer. Tax-free rollovers to or from a governmental EDCP to other governmental EDCPs, 403(b) programs, 401(a)/401(k)/403(a) Qualified Plans, or 408(b) IRAs are permitted under certain circumstances.

Nonqualified Contracts. Certain of the nonqualified single payment deferred annuity Contracts permit the Contract Owner to exchange the Contract for a new deferred annuity contract prior to the commencement of annuity payments. A full or partial exchange of one annuity Contract for another is a tax-free transaction under section 1035, provided that the requirements of that section are satisfied. However, the exchange is reportable to the IRS.

EXCHANGE PRIVILEGE

In the prospectus we described generally how under certain conditions we will allow you to exchange from other fixed and/or variable contracts we issue (other contracts) to [product name]. A more detailed comparison of the features, charges and restrictions between each of these listed other contracts and [product name] is provided below.

Exchanges From Portfolio Director Contracts

(UIT-194 and UITG-194)

Sales/Surrender Charges. Under a Portfolio Director Contract, no sales charge is deducted at the time a Purchase Payment is made, but a surrender charge may be imposed on partial or total surrenders. The surrender charge may not exceed 5% of any Purchase Payments withdrawn within five years of the date such Purchase Payments were made. The most recent Purchase Payments are deemed to be withdrawn first. The first partial surrender (or total surrender if there has been no prior partial surrender), to the extend it does not exceed 10% of the Account Value, may be surrendered in a Participant Year without any surrender charge being imposed. [product name] imposes a higher surrender charge of either 7 or 9%, upon total or partial surrenders. Both the Portfolio Director and [product name] Contracts have other similar provisions where surrender charges are not imposed. However, Portfolio Director provides additional provisions under which no surrender charge will be imposed. [explain 15 year holding period, age 55+, etc.)

Other Charges. Under the Portfolio Director Contracts, for certain series, a maintenance charge of $3.75 per quarter is assessed during the Purchase Period during which any Variable Account Option Account Value is credited to a Participant's Account. The fee is to reimburse the Company for some of the administrative expenses associated with the Variable Account Options. No fee is assessed for any calendar quarter if the Account Value is credited only to the Fixed Account Options throughout the quarter. Such fee begins immediately if an exchange is made into any Variable Account Option offered under Portfolio Director. The fee may also be reduced or waived by the Company for Portfolio Director if the administrative expenses are expected to be lower for that Contract. To cover expenses not covered by the account maintenance charge and to compensate the Company for assuming mortality risks and administration and distribution expenses under Portfolio Director, an additional daily charge with an annualized rate of 0.75% to 1.25% (or lower amounts during the Purchase Period for different series of Portfolio Director), depending upon the Variable Account Options selected, if any, on the daily net asset value of VALIC Separate Account A is attributable to Portfolio Director. The annualized separate account charge for [product name] is 1.52%.

Investment Options. Under Portfolio Director, 61 Divisions of VALIC Separate Account A are available, 33 of which invest in different investment portfolios of VALIC Company I, 15 of which invest in different portfolios of VALIC Company II, and 13 of which invest in other mutual fund portfolios. Three fixed investment options are also available. The same variable options are available for [product name]. The fixed investment options for [product name] include Dollar Cost Averaging Accounts and Asset Allocation models as discussed in the prospectus.

Annuity Options. Annuity options under Portfolio Director permits annuity payments for a designated period between of 5 and 30 years. Portfolio Director provides for "betterment of rates." Under this provision, annuity payments for fixed annuities will be based on mortality tables then being used by the Company, if more favorable to the Annuitant than those included in the Contract. [explain annuity options for new product]

Information That May Be Applicable To Any Exchange

Guaranteed Annuity Rates. Mortality rates have improved since annuity rates were developed for the Portfolio Director contracts. Therefore, the annuity rates guaranteed in the [product name] may be less favorable to Contract Owners and Annuitants than those guaranteed in Portfolio Director. However, the current annuity rates being charged for fixed annuities under the "betterment of rates" provisions discussed above may be more favorable than those guaranteed under Portfolio Director or other contracts. Of course, no assurance can be given that this will continue to be true at the time of annuitization for a given contract. Guaranteed annuity rate tables are set forth in your Contract or in current endorsements thereto.

CALCULATION OF SURRENDER CHARGE

The surrender charge is discussed in the prospectus under "Expenses" and "Access to Your Money." Examples of calculation of the Surrender Charge upon total and partial surrender are set forth below:

[change numbers from PD to new product]

Illustration of Surrender Charge on Total Surrender

Example 1.

Transaction History

Date	Transaction	Amount
10/1/94	Purchase Payment	$ 10,000
10/1/95	Purchase Payment	5,000
10/1/96	Purchase Payment	15,000
10/1/97	Purchase Payment	2,000
10/1/98	Purchase Payment	3,000
10/1/99	Purchase Payment	4,000
12/31/99	Total Purchase Payments (Assumes
	Account Value is $50,000)	39,000
12/31/99	Total Surrender

Surrender Charge is lesser of (a) or (b):

a.	Surrender Charge calculated on 60 months of Purchase Payments
	1.	Surrender Charge against Purchase Payment of 10/1/94	$ 0
	2.	Surrender Charge against Purchase Payment of 10/1/95	$ 250
	3.	Surrender Charge against Purchase Payment of 10/1/96	$ 750
	4.	Surrender Charge against Purchase Payment of 10/1/97	$ 100
	5.	Surrender Charge against Purchase Payment of 10/1/98	$ 150
	6.	Surrender Charge against Purchase Payment of 10/1/99	$ 200
	Surrender Charge based on Purchase Payments (1 + 2 + 3 + 4 + 5 + 6)		$ 1,450

b.	Surrender Charge calculated on the excess over 10% of the Account Value at the time of surrender:
	Account Value at time of surrender	$ 50,000
	Less 10% not subject to Surrender Charge	- 5,000
	Subject to Surrender Charge	45,000
x .05
	Surrender Charge based on Account Value	$ 2,250	$ 2,250

c.	Surrender Charge is the lesser of a or b		$ 1,450

Illustration of Surrender Charge on a 10% Partial Surrender Followed by a Full Surrender

Example 2.

Transaction History (Assumes No Interest Earned)

Date	Transaction	Amount
10/1/94	Purchase Payment	$ 10,000
10/1/95	Purchase Payment	5,000
10/1/96	Purchase Payment	15,000
10/1/97	Purchase Payment	2,000
10/1/98	Purchase Payment	3,000
10/1/99	Purchase Payment	4,000
12/31/99	10% Partial Surrender (Assumes	3,900
	Account Value is $39,000)
2/1/00	Full Surrender	35,100

a. Since this is the first partial surrender in this Participant Year, calculate the excess over 10% of the value of the Purchase Units 10% of $39,000 = $3,900 [no charge on this 10% withdrawal]

b. The Account Value upon which Surrender Charge on the Full Surrender may be calculated (levied) is $39,000 - $3,900 = $35,100

c. The Surrender Charge calculated on the Account Value withdrawn $35,100 x .05 = $1,755

d. Since only $29,000 has been paid in Purchase Payments in the 60 months prior to the Full Surrender, the charge can only be calculated on $29,000. The $3,900 partial withdrawal does not reduce this amount. Thus, the charge is $29,000 x (0.05) = $1,450.

ANNUITY UNIT VALUE

Annuity Unit value is discussed in the prospectus under "General Information." The Annuity Unit value for a Division is calculated as shown below:

Step 1: Calculate the gross investment rate:
Gross Investment Rate
=	(equals) The Division's investment income and capital gains and losses (whether realized or unrealized) on that day from the assets attributable to the Division.
/	(divided by) The value of the Division for the immediately preceding day on which the values are calculated.

We calculate the gross investment rate after Market Close, normally 4:00 p.m. Eastern time each Business Day.

Step 2: Calculate net investment rate for any day as follows:
Net Investment Rate
=	(equals) Gross Investment Rate (calculated in Step 1)
-	(minus) Separate Account charges.

Step 3: Determine Annuity Unit Value for that day.
Annuity Unit Value for that day.
=	(equals) Annuity Unit Value for immediate preceding day.
x	(multiplied by) Net Investment Rate (as calculated in Step 2) plus 1.00.

The following illustrations show a calculation of new Annuity Unit value and the purchase of Annuity Units (using hypothetical examples):

Illustration of Calculation of Annuity Unit value

Example 3.

1. Annuity Unit value, beginning of period	$ 1.800000
2. Value of Fund share, beginning of period	$ 21.200000
3. Change in value of Fund share	$ .500000
4. Gross investment return (3)/(2)	.023585
5. Daily separate account fee*	.000027
*Fee of 1% per annum used for illustrative purposes. 6. Net investment return (4)-(5)	.023558
7. Net investment factor 1.000000+(6)	1.023558
8. Annuity Unit value, end of period (1)x(7)	$ 1.842404

Illustration of Purchase of Purchase Units (Assuming No State Premium Tax)

Example 4.

1. First Periodic Purchase Payment	$ 100.00
2. Annuity Unit value on effective date of purchase (see Example 3)	$ 1.800000
3. Number of Purchase Units purchased (1)/(2)	55.556
4. Annuity Unit value for valuation date following purchase (see Example 3)	$ 1.842404
5. Value of Purchase Units in account for valuation date following purchase (3)x(4)	$ 102.36

INCOME PAYMENTS

Assumed Investment Rate

The discussion concerning the amount of Income Payments which follows this section is based on an Assumed Investment Rate of 3 1/2% per annum. However, the Company will permit each Annuitant choosing a variable payout option to select an Assumed Investment Rate permitted by state law or regulations other than the 3 1/2% rate described here as follows: 3%, 41/2%, 5% or 6% per annum. (Note: an Assumed Investment Rate higher than 5% may not be selected under individual Contracts.) The foregoing Assumed Investment Rates are used merely in order to determine the first monthly payment per thousand dollars of value. It should not be inferred that such rates will bear any relationship to the actual net investment experience of VALIC Separate Account A.

Amount of Income Payments

The amount of the first variable Income Payment to the Annuitant will depend on the amount of the Account Value applied to effect the variable annuity as of the [tenth day] immediately preceding the date Income Payments commence, the amount of any premium tax owed, the annuity option selected, and the age of the Annuitant. The first variable Income Payment is determined by applying separately that portion of the contract value allocated to the Fixed and Variable Account Options, less any premium tax, and then applying it to the annuity table specified in the Contract.

The Contracts contain tables indicating the dollar amount of the first Income Payment under each payout option for each $1,000 of Account Value (after the deduction for any premium tax) at various ages. These tables are based upon the Annuity 2000 Table (promulgated by the Society of Actuaries) and an Assumed Investment Rate of 3%, 31/2%, 4% and 5% per annum (31/2% in the group Contract). The appropriate rate must be determined by the gender (except where, as in the case of certain Qualified contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated second person, if any, and the annuity option selected. The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly Income Payment.

The portion of the first monthly variable Income Payment derived from a Division of VALIC Separate Account A is divided by the Annuity Unit value for that Division (calculated ten days prior to the date of the first monthly payment) to determine the number of Annuity Units in each Division represented by the payment. The number of such units will remain fixed during the Income Phase, assuming the Annuitant makes no transfers of Annuity Units to another Division or to provide a fixed annuity. In the case of a variable annuity, that amount is divided by the value of an Annuity Unit as of the Annuity Date to establish the number of Annuity Units representing each variable Income Payment. The number of Annuity Units determined for the first variable Income Payment remains constant for the second and subsequent monthly variable Income Payments, assuming that no reallocation of contract values is made.

For fixed Income Payments, the amount of the second and each subsequent monthly Income Payment is the same as that determined above for the first monthly payment.

In any subsequent month, the dollar amount of the variable Income Payment derived from each Division is determined by multiplying the number of Annuity Units in that Division by the value of such Annuity Unit on the [tenth day] preceding the due date of such payment. The Annuity Unit value will increase or decrease in proportion to the net investment return of the Division or Divisions underlying the variable payout since the date of the previous Income Payment, less an adjustment to neutralize the 31/2% or other Assumed Investment Rate referred to above.

Therefore, the dollar amount of variable Income Payments after the first year will vary with the amount by which the net investment return is greater or less than 31/2% per annum. For example, if a Division has a cumulative net investment return of 5% over a one year period, the first Income Payment in the next year will be approximately 11/2 percentage points greater than the payment on the same date in the preceding year, and subsequent payments will continue to vary with the investment experience of the Division . If such net investment return is 1% over a one year period, the first Income Payment in the next year will be approximately 21/2 percentage points less than the payment on the same date in the preceding year, and subsequent payments will continue to vary with the investment experience of the applicable Division.

Each deferred Contract provides that, when fixed Income Payments are to be made under one of the first four payout options, the monthly payment to the Annuitant will not be less than the monthly payment produced by the then current settlement option rates, which will not be less than the rates used for a currently issued single payment immediate annuity contract. The purpose of this provision is to assure the Annuitant that, at retirement, if the fixed payout purchase rates then required by the Company for new single payment immediate annuity Contracts are significantly more favorable than the annuity rates guaranteed by a Contract, the Annuitant will be given the benefit of the new annuity rates.

Annuity Unit Value

The value of a Annuity Unit is calculated at the same time that the value of an Purchase Unit is calculated and is based on the same values for Fund shares and other assets and liabilities. (See "Purchase Period" in the prospectus.) The calculation of Annuity Unit value is discussed in the prospectus under "Payout Period."

The following illustrations show, by use of hypothetical examples, the method of determining the Annuity Unit value and the amount of variable annuity payments.

Illustration of Calculation of Annuity Unit Value

Example 8.

1. Annuity Unit value, beginning of period	$ .980000
2. Net investment factor for Period (see Example 3)	1.023558
3. Daily adjustment for 3 1/2% Assumed Investment Rate	.999906
4. (2)x(3)	1.023462
5. Annuity Unit value, end of period (1)x(4)	$ 1.002993

Illustration of Income Payments

Example 9. Annuitant age 65, Life Annuity with 120 Payments Certain

1. Number of Purchase Units at Payout Date	10,000.00
2. Annuity Unit value (see Example 3)	$ 1.800000
3. Account Value of Contract (1)x(2)	$ 18,000.00
4. First monthly Income Payment per $1,000 of Account Value	$ 5.63
5. First monthly Income Payment (3)x(4)/1,000	$ 101.34
6. Annuity Unit value (see Example 8)	$ .980000
7. Number of Annuity Units (5)/(6)	103.408
8. Assume Annuity Unit value for second month equal to	$ .997000
9. Second monthly Income Payment (7)x(8)	$ 103.10
10. Assume Annuity Unit value for third month equal to	$ .953000
11. Third monthly Income Payment (7)x(10)	$ 98.55

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

The Company has qualified or intends to qualify the Contracts for sale in all fifty states and the District of Columbia and will commence offering the Contracts promptly upon qualification in each such jurisdiction.

The Contracts are sold in a continuous offering by licensed insurance agents who are registered representatives of broker-dealers that are members of the National Association of Securities Dealers ("NASD"). The principal underwriter for VALIC Separate Account A is American General Distributors, Inc. (the "Distributor"), an affiliate of VALIC. Distributor was formerly known as A.G. Distributors, Inc. In the States of Florida and Illinois, the Distributor is known as American General Financial Distributors of Florida, Inc. and American General Financial Distributors of Illinois, Inc., respectively. The address of the Distributor is 2929 Allen Parkway, Houston, Texas 77019. The Distributor is a Delaware corporation and is a member of the NASD.

The licensed agents who sell the Contracts will be compensated for such sales by commissions ranging up to ____% of each Purchase Payment. These various commissions are paid by the Company and do not result in any charge to Contract Owners or to VALIC Separate Account A in addition to the charges described under "Expenses" in the prospectus.

Pursuant to its underwriting agreement with the Distributor and VALIC Separate Account A, the Company reimburses the Distributor for reasonable sales expenses, including overhead expenses. No Sales Commissions were paid for the fiscal year ended December 31, 2005 because this is a new product.

EXPERTS

To be filed by amendment.

COMMENTS ON FINANCIAL STATEMENTS

To be filed by amendment.

The Variable Annuity Life Insurance Company

PART C. OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

To be filed by amendment.

(b) Exhibits

1(a). Resolutions adopted by The Variable Annuity Life Insurance Company Board of Directors at its Annual Meeting of April 18, 1979 establishing The Variable Annuity Life Insurance Company Separate Account A. (1)

1(b). Restated Resolutions dated September 1, 2002, adopted by unanimous written consent of Executive Committee of The Variable Annuity Life Insurance Company Board of Directors. (6)

2. Not Applicable.

3. Underwriting Agreement between The Variable Annuity Life Insurance Company, The Variable Annuity Life Insurance Company Separate Account A and American General Distributors, Inc. (2)

4. Specimen Individual Annuity Contract. (To be filed by amendment)

5. Specimen Application. (To be filed by amendment)

6(a). Copy of Amended and Restated Articles of Incorporation of The Variable Annuity Life Insurance Company, effective as of April 28, 1989. (1)

6(b). Copy of Amendment Number One to Amended and Restated Articles of Incorporation of The Variable Annuity Life Insurance Company (as amended through April 28, 1989) effective March 28, 1990 (1)

6(c). Copy of Amended and Restated Bylaws of The Variable Annuity Life Insurance Company as amended through July 18, 2001. (6)

7. Not Applicable.

8(a). (1) Participation Agreement between The Variable Annuity Life Insurance Company and Vanguard Group, Inc. (3)

(2) Amendment No. 1 to Participation Agreement between The Variable Annuity Life Insurance Company and The Vanguard Group, Inc., effective July 17, 1998. (4)

8(b). (1) Form of Participation Agreement between The Variable Annuity Life Insurance Company, Ariel Investment Trust and Ariel Distributors, Inc. dated November 7, 2000. (5)

(2) Form of Administrative Services Agreement between The Variable Annuity Life Insurance Company and Ariel Distributors, Inc. (5)

8(c). General Guarantee Agreement between The Variable Annuity Life Insurance Company and American Home Assurance Company. (7).

9(a). Opinion and consent of counsel for Depositor. (To be filed by amendment)

9(b). Opinion of Counsel and Consent of Sullivan & Cromwell LLP, Counsel to American Home Assurance Company. (8)

10. Consent of Independent Registered Public Accounting Firm. (To be filed when applicable)

11. Not Applicable.

12. Not Applicable.

13. Powers of Attorney. (9) (Filed Herewith)

14. Supplemental Information Form which discloses Section 403(b)(11) withdrawal restrictions as set forth in a no-action letter issued by the SEC on November 28, 1988, and which requires the signed acknowledgement of participants who purchase Section 403(b) annuities with regard to these withdrawal restrictions. (1)
  Incorporated by reference to Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 033-75292/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on March 1, 1996, Accession No. 0000950129-96-000265.
  Incorporated by reference to Post-Effective Amendment No. 17 to Form N-4 Registration Statement (File No. 033-75292/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on April 26, 2000, Accession No. 0000950129-00-001969.
  Incorporated by reference to Post-Effective Amendment No. 8 to Form N-4 Registration Statement (File No. 033-75292/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on June 28, 1996, Accession No. 0000950129-96-001391.
  Incorporated by reference to Post-Effective Amendment No. 14 to Form N-4 Registration Statement (File No. 033-75292/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on September 1, 1998, Accession No. 0000950129-98-003727.
  Incorporated by reference to Post-Effective Amendment No. 18 to Form N-4 Registration Statement (File No. 033-75292/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on November 3, 2000, Accession No. 0000950129-00-005232.
  Incorporated by reference to Post-Effective Amendment No. 21 to Form N-4 Registration Statement (File No. 033-75292/811-03240) of The Variable Annuity Life Insurance Company Separate Account filed on April 30, 2003, Accession No. 0000899243-03-000987.
  Incorporated by reference to Post-Effective Amendment No. 26 to Form N-4 Registration Statement (File No. 033-75292/811-03240) of The Variable Annuity Life Insurance Company Separate Account filed on August 12, 2005, Accession No. 0000354912-05-000047.
  Incorporated by reference to Post-Effective Amendment No. 28 to Form N-4 Registration Statement (File No. 033-75292/811-03240) of The Variable Annuity Life Insurance Company Separate Account A filed on October 21, 2005, Accession No. 0001193125-05-205525.
  Incorporated by reference to Post-Effective Amendment No. 26 to Form N-4 Registration Statement (File No. 033-75292/811-03240) of The Variable Annuity Life Insurance Company Separate Account filed on February 27, 2006, Accession No. 0001193125-06-040154.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The directors and principal officers of the Company are set forth below. The business address of each officer and director is 2929 Allen Parkway, Houston, Texas 77019, unless otherwise noted.

NAMES AND PRINCIPAL POSITIONS AND OFFICES

BUSINESS ADDRESS HELD WITH DEPOSITOR

Officer Title

Jay S. Wintrob* Director

Bruce R. Abrams Director, President and Chief Executive Officer

Mary L. Cavanaugh Director, Executive Vice President, General Counsel & Secretary

Randall W. Epright** Executive Vice President & Chief Information Officer

Sharla A. Jackson*** Director, Executive Vice President - Operations

Michael J. Perry Executive Vice President - National Sales

Christopher J. Swift Director

Jay G. Wilkinson Executive Vice President - Group Management

Michael J. Akers Director, Senior Vice President & Chief Actuary

Michael T. Buchanan Senior Vice President - Business Development

Lillian Caliman Senior Vice President & Divisional Chief Information Officer

Evelyn Curran Senior Vice President - Product Development

David H. den Boer Senior Vice President & Chief Compliance Officer

N. Scott Gillis** Director, Senior Vice President & Principal Financial Officer

Glenn Harris Senior Vice President - Group Management

Kathleen M. McCutcheon Director and Senior Vice President - Human Resources

Thomas G. Norwood Senior Vice President - Broker/Dealer Operations

Peter W. Seroka Senior Vice President - Marketing

Brenda Simmons Senior Vice President

Robert E. Steele*** Senior Vice President - Specialty Products

Richard L. Bailey Vice President - Group Actuarial

William B. Bartelloni Vice President

Kurt W. Bernlohr Vice President - Annuity Products

Mary C. Birmingham Vice President - Client Contribution Services

Gregory Stephen Broer Vice President - Actuarial

Marta L. Brown Vice President - Marketing Communications

Richard A. Combs Vice President - Actuarial

Bruce Corcoran Vice President

Neil J. Davidson Vice President - Actuarial

Terry B. Festervand Vice President & Treasurer

Darlene Flagg Vice President - Case Development

Mark D. Foster Vice President - VFA Compensation

Daniel Fritz Vice President - Actuarial

Marc Gamsin* Vice President

Michael D. Gifford Vice President - GPS

David W. Hilbig Vice President - Education Services & Marketing Communications

Eric B. Holmes Vice President

Michael R. Hood Vice President

Stephen M. Hughes Vice President - Marketing

Joanne M. Jarvis Vice President - Sales Planning & Reporting

Joan M. Keller Vice President - Client Service Processing

William R. Keller, Jr. Vice President - IncomEdge

Ted G. Kennedy Vice President - Government Relations

Calvin King Vice President - North Houston CCC

Gary J. Kleinman**** Vice President

Suzanne A. Krenz Vice President - Marketing

Pirie McIndoe Vice President

Joseph P. McKernan Vice President - Information Technology

Kevin S. Nazworth Vice President

Greg Outcalt* Vice President

Rembert R. Owen, Jr. Vice President & Assistant Secretary

Linda C. Robinson Vice President - Group Plan Administration

Richard W. Scott**** Vice President & Chief Investment Officer

Cynthia S. Seeman Vice President

James P. Steele*** Vice President - Specialty Products

Katherine Stoner Vice President and Assistant Secretary

Richard Turner Vice President - Retirement Services Tax

Sarah Van Beck Vice President - Financial Reporting

Krien Verberkmoes Vice President - Sales Compliance

Darla G. Wilton Vice President - National Sales

William Fish Investment Officer

Roger E. Hahn Investment Officer

Richard Mercante Investment Officer

Craig R. Mitchell Investment Officer

Alan Nussenblatt Investment Officer

Sam Tillinghast Investment Officer

W. Larry Mask Real Estate Investment Officer & Assistant Secretary

Daniel R. Cricks Tax Officer

Kortney S. Farmer Assistant Secretary

Tracey E. Harris Assistant Secretary

Debra L. Herzog Assistant Secretary

Paula G. Payne Assistant Secretary

Connie E. Pritchett*** Assistant Secretary

Frederick J. Sdao Assistant Secretary

John Fleming Assistant Treasurer

Kathleen Janos Assistant Treasurer

Louis McNeal Assistant Treasurer

Robert C. Bauman Administrative Officer

Kara R. Boling Administrative Officer

Debbie G. Fewell Administrative Officer

Tom Goodwin Administrative Officer

Ted D. Hennis Administrative Officer

Paul Hoepfl Administrative Officer

Richard D. Jackson Administrative Officer

Joella McPherson Administrative Officer

Michael M. Mead Administrative Officer

Steven Mueller Administrative Officer

Linda Pinney Administrative Officer

Carolyn Roller Administrative Officer

Diana Smirl Administrative Officer

Kathryn T. Smith Administrative Officer

Thomas M. Ward Administrative Officer

* 1 SunAmerica Center, Los Angeles, California 90067-6022

** 21650 Oxnard Ave., Woodland Hills, California 91367

*** 205 E. 10th Avenue, Amarillo, Texas 79101

**** 70 Pine Street, New York, New York 10270

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant is a separate account of The Variable Annuity Life Insurance Company ("Depositor"). The Depositor is an indirect wholly-owned subsidiary of American International Group, Inc. ("AIG"). An organizational chart for AIG can be found as Exhibit 21 in AIG's Form 10-K, SEC file number 001-08787, Accession No. 0000950123-06-003276, filed March 16, 2006.

ITEM 27. NUMBER OF CONTRACT OWNERS

No Contracts have been issued at this time.

ITEM 28. INDEMNIFICATION

Set forth below is a summary of the general effect of applicable provisions of the Depositor's Bylaws regarding indemnification of, and advancement of legal expenses to, the Depositor's officers, directors and employees (collectively, "Indemnitees"). The Depositor shall indemnify any Indemnitee who was or is a named defendant or respondent or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, or investigative (including any action by or in the right of the Depositor), or any appeal of such action, suit or proceeding and any inquiry or investigation that could lead to such an action, suit or proceeding, by reason of the fact that the Indemnitee is or was a director, or officer or employee of the Depositor, or is or was serving at the request of the Depositor as a director, officer, partner, venturer, proprietor, trustee, employee, or similar functionary of another foreign or domestic corporation or nonprofit corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, against judgments, penalties (including excise and similar taxes), fines, amounts paid in settlement, and reasonable expenses (including court costs and attorneys' fees) actually incurred by him in connection with such action, suit or proceeding, if Indemnitee acted in good faith and in a manner he reasonably believed, (i) in the case of conduct in his official capacity as a director of the Depositor, to be in the best interests of the Depositor and (ii) in all other cases, to be not opposed to the best interests of the Depositor; and, with respect to any criminal action or proceeding, if Indemnitee had no reasonable cause to believe his conduct was unlawful; provided, however that in the case of any threatened, pending or completed action, suit or proceeding by or in the right of the Depositor, the indemnity shall be limited to reasonable expenses (including court costs and attorneys' fees) actually incurred in connection with such action, suit or proceeding; and no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Depositor or liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the person's official capacity as a director or officer. The termination of any action, suit or proceeding by judgment, order, settlement, or conviction, or on a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in the best interests of the Depositor; and, with respect to any criminal action or proceeding, shall not create a presumption that the person had reasonable cause to believe that his conduct was unlawful.

Where an Indemnitee of the Depositor or other person entitled to indemnity hereunder has been wholly successful, on the merits or otherwise, in defense of any such action, suit or proceeding, Indemnitee shall be indemnified against reasonable expenses (including court costs and attorneys' fees) actually incurred by him in connection therewith.

Any indemnification (unless otherwise ordered by a court of competent jurisdiction) shall be made by the Depositor only as authorized in a specific case upon a determination that the applicable standard of conduct has been met. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who at the time of the vote have not been named as defendants or respondents in such action, suit or proceeding, or (ii) if such a quorum cannot be obtained, by a majority vote of a committee of the Board of Directors, designated to act in the matter by a majority vote of all directors, consisting solely of two or more directors who at the time of the vote are not named defendants or respondents in such action, suit or proceeding, or (iii) by special legal counsel selected by the Board of Directors (or a committee thereof) by vote in the manner set forth in subparagraphs (i) and (ii) immediately above or if such a quorum cannot be obtained and such a committee cannot be established, by a majority vote of all directors, or (iv) by the shareholders in a vote that excludes the shares held by any Indemnitee who is named as a defendant or respondent in such action, suit or proceeding.

Reasonable expenses incurred by an Indemnitee of the Depositor or other person entitled to indemnity hereunder, who was, is or is threatened to be made a named defendant or respondent in any such action, suit or proceeding described above may be paid by the Depositor in advance of the final disposition thereof upon (i) receipt of a written affirmation by the Indemnitee of his good faith belief that he has met the standard of conduct necessary for indemnification under this article and a written undertaking by or on behalf of the Indemnitee to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Depositor as authorized under this article and (ii) a determination that the facts then known to those making the determination would not preclude indemnification under this article.

Notwithstanding any other provision of this article, the Depositor may pay or reimburse expenses incurred by any Indemnitee of the Depositor or any other person entitled to indemnity hereunder in connection with his appearance as a witness or other participation in any action, suit or a proceeding described above at a time when he is not named defendant or respondent in such action, suit or proceeding.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, as provided above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification by the Depositor is against public policy, as expressed in the Securities Act of 1933, and therefore may be unenforceable. In the event (a) that a claim for such indemnification (except insofar as it provides for the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the Depositor by such director, officer or controlling person; and (b) the Securities and Exchange Commission is still of the same opinion that the Depositor or Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit such cause to a court of appropriate jurisdiction, the question of whether such indemnification by the Depositor is against public policy as expressed in the Securities Act of 1933 will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

(a) American General Distributors, Inc. ("AGDI") acts as exclusive distributor and principal underwriter of the Registrant.

(b) The following information is furnished with respect to each officer and director of AGDI. Unless otherwise indicated, the principal business address of each individual listed below is 2929 Allen Parkway, Houston, Texas 77019:
Name and Principal Business Address	Position and Offices With Underwriter American General Distributors, Inc.
Evelyn Curran	Director, Chief Executive Officer and President
Mary L. Cavanaugh	Director and Assistant Secretary
David H. den Boer	Director, Senior Vice President and Secretary
Thomas G. Norwood	Executive Vice President
Krien VerBerkmoes	Chief Compliance Officer
John Reiner	Chief Financial Officer and Treasurer
Daniel R. Cricks	Tax Officer
Kortney S. Farmer	Assistant Secretary
Debra L. Herzog	Assistant Secretary
Paula G. Payne	Assistant Secretary
Katherine Stoner	Assistant Secretary

(c) AGDI is the principal underwriter for the Registrant. The licensed agents who sell the forms of contract covered by this registration statement are compensated for such sales by commissions paid by the Depositor.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

The books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 (the "Act") and the Rules promulgated thereunder will be in the physical possession of:

The Variable Annuity Life Insurance Company

Attn: Operations Administration

2929 Allen Parkway

Houston, Texas 77019

ITEM 31. MANAGEMENT SERVICES

There have been no management-related services provided to the separate account for the last three fiscal years.

ITEM 32. UNDERTAKINGS

a. VALIC hereby commits itself, on behalf of the Contract Owners, to the following undertakings:

1. To file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

2. To include as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information;

3. To deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

b. The Company hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

c. Additional Commitments

The Tax Reform Act of 1986 added to the Internal Revenue Code a new section 403(b)(11) which applies to tax years beginning after December 31, 1988. This paragraph provides that withdrawal restrictions apply to contributions made and interest earned subsequent to December 31, 1988. Such restrictions require that distributions not begin before age 59 1/2, separation from service, death, disability, or hardship (only employee contributions without accrued interest may be withdrawn in case of hardship). These withdrawal restrictions appear in the Section "Federal Tax Matters" in either the prospectus or the Statement of Additional Information for contracts of this Registration Statement. The Company relies on a no-action letter issued by the Securities and Exchange Commission on November 28, 1988 stating that no enforcement action would be taken under sections 22(e), 27(c)(1), or 27(d) of the Act if, in effect, the Company permits restrictions on cash distributions from elective contributions to the extent necessary to comply with section 403(b)(11) of the Internal Revenue Code in accordance with the following conditions:

(1) Include appropriate disclosure regarding the redemption restrictions imposed by section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

(2) Include appropriate disclosure regarding the redemption restrictions imposed by section 403(b)(11) in any sales literature used in connection with the offer of the contract;

(3) Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by section 403(b)(11) to the attention of the potential participants;

(4) Obtain from each plan participant who purchases a section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by section 403(b)(11), and (2) the investment alternatives available under the employer's section 403(b) arrangement, to which the participant may elect to transfer his Account Value.

The Company has complied, and is complying, with the provisions of paragraphs (1)-(4) above.

The Company relies on Rule 6c-7 of the Act which states that a registered separate account, and any depositor of or underwriter for such account, shall be exempt from the provisions of sections 22(e), 27(c)(1) and 27(d) of the Act with respect to a contract participating in this account to the extent necessary to permit compliance with the Texas Optional Retirement Program (Program) in accordance with the following conditions:

(a) include appropriate disclosure regarding the restrictions on redemption imposed by the Program in each registration statement, including the prospectus, used in connection with the Program;

(b) include appropriate disclosure regarding the restrictions on redemption imposed by the Program in any sales literature used in connection with the offer of the contract to Program participants;

(c) instruct salespeople who solicit Program participants to purchase the contract specifically to bring the restrictions on redemption imposed by the Program to the attention of potential Program participants;

(d) obtain from each Program participant who purchases the contract in connection with the Program, prior to or at the time of such purchase, a signed statement acknowledging the restrictions on redemption imposed by the Program.

The Company has complied, and is complying, with the provisions of paragraphs (a)-(d) above.

The Company relies on an order issued by the Securities and Exchange Commission on May 19, 1993 exempting it from the provisions of section 22(e), 27(c)(1) and 27(d) of the Act with respect to a contract participating in this account to the extent necessary to permit compliance with the Optional Retirement Program of the State University System of Florida ("Florida ORP") as administered by the Division of Retirement of the Florida Department of Management Services ("Division") in accordance with the following conditions:

(a) include appropriate disclosure regarding the restrictions on redemption imposed by the Division in each registration statement, including the prospectus, relating to the contracts issued in connection with the Florida ORP;

(b) include appropriate disclosure regarding the restrictions on redemption imposed by the Division in any sales literature used in connection with the offer of contracts to eligible employees;

(c) instruct salespeople who solicit eligible employees to purchase the contracts specifically to bring the restrictions on redemption imposed by the division to the attention of the eligible employees;

(d) obtain from each participant in the Florida ORP who purchases a contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding: (i) of the restrictions on redemption imposed by the division, and (ii) that other investment alternatives are available under the Florida ORP, to which the participant may elect to transfer his or her Account Values.

The Company has complied, and is complying, with the provisions of paragraphs (a)-(d) above.

Undertakings of the Depositor

During any time there are insurance obligations outstanding and covered by the guarantee issued by the American Home Assurance Company ("American Home Guarantee Period"), filed as an exhibit to this Registration Statement (the "American Home Guarantee"), the Depositor hereby undertakes to provide notice to Contract Owners promptly after the happening of significant events related to the American Home Guarantee.

These significant events include: (i) termination of the American Home Guarantee that has a material adverse effect on the Contract Owner's rights under the American Home Guarantee; (ii) a default under the American Home Guarantee that has a material adverse effect on the Contract Owner's rights under the American Home Guarantee; or (iii) the insolvency of American Home Assurance Company ("American Home").

Depositor hereby undertakes during the American Home Guarantee Period to cause Registrant to file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the current annual audited statutory financial statements of American Home in the Registration Statement are updated to be as of a date not more than 16 months prior to the effective date of this Registration Statement, and to cause Registrant to include as an exhibit to this Registration Statement the consent of the independent registered public accounting firm of American Home regarding such financial statements.

During the American Home Guarantee Period, the Depositor hereby undertakes to include in the prospectus to contract owners, an offer to supply the Statement of Additional Information, which shall contain the annual audited statutory financial statements of American Home, free of charge upon a contract owner's request.

SIGNATURES

As required by The Securities Act of 1933 and The Investment Company Act of 1940, the Registrant, The Variable Annuity Life Insurance Company Separate Account A has caused this Registration Statement to be signed on its behalf, in the City of Houston, and State of Texas on this 25th day of August, 2006.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY SEPARATE ACCOUNT A

(Registrant)

BY: THE VARIABLE ANNUITY LIFE INSURANCE

COMPANY

(On behalf of the Registrant and itself)

BY: /s/ MARY L. CAVANAUGH

Mary L. Cavanaugh

Executive Vice President, General

Counsel and Secretary

As required by The Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature Title Date

Director August 25, 2006

Jay S. Wintrob

* Director and Chief August 25, 2006

Bruce R. Abrams Executive Officer

* Director August 25, 2006

Michael J. Akers

/s/ MARY L. CAVANAUGH Director August 25, 2006

Mary L. Cavanaugh

* Director and Principal August 25, 2006

N. Scott Gillis Financial Officer

* Director August 25, 2006

Sharla A. Jackson

* Director August 25, 2006

Kathleen M. McCutcheon

Director August 25, 2006

Christopher J. Swift

/s/ TERRY B. FESTERVAND Vice President and August 25, 2006

Terry B. Festervand Treasurer

*/s/ MARY L. CAVANAUGH Attorney-In-Fact August 25, 2006

Mary L. Cavanaugh

SIGNATURES

American Home Assurance Company has caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York on the 25th day of August, 2006.

AMERICAN HOME ASSURANCE COMPANY

BY: /s/ ROBERT S. SCHIMEK

ROBERT S. SCHIMEK

SENIOR VICE PRESIDENT AND TREASURER

This Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature Title Date

*M. BERNARD AIDINOFF Director August 25, 2006

M. BERNARD AIDINOFF

* JOHN Q. DOYLE Director and President August 25, 2006

JOHN Q. DOYLE

Director

CHARLES DANGELO

* NEIL ANTHONY FAULKNER Director August 25, 2006

NEIL ANTHONY FAULKNER

* DAVID NEIL FIELDS Director August 25, 2006

DAVID NEIL FIELDS

* KENNETH VINCENT HARKINS Director August 25, 2006

KENNETH VINCENT HARKINS

*DAVID L. HERZOG Director August 25, 2006

DAVID L. HERZOG

*ROBERT E. LEWIS Director August 25, 2006

ROBERT E. LEWIS

*KRISTIAN P. MOOR Director and Chairman August 25, 2006

KRISTIAN P. MOOR

*WIN J. NEUGER Director August 25, 2006

WIN J. NEUGER

/s/ ROBERT S. SCHIMEK Director, Senior Vice August 25, 2006

ROBERT S. SCHIMEK President and Treasurer

*NICHOLAS S. TYLER Director August 25, 2006

NICHOLAS S. TYLER

*NICHOLAS C. WALSH Director August 25, 2006

NICHOLAS C. WALSH

* BY: /s/ ROBERT S. SCHIMEK

ROBERT S. SCHIMEK

ATTORNEY-IN-FACT